MANAGEMENT REPORT – January to December 2013

To our Stockholders

We present the Management Report and the Financial Statements of Itaú Unibanco Holding S.A. (Itaú Unibanco) and its subsidiaries for 2013, in accordance with the regulations established by the Brazilian Corporate Law, the National Monetary Council (CMN), the Central Bank of Brazil (BACEN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP) and the National Council of Private Insurance (CNSP), and the National Superintendence of Supplementary Pension (PREVIC).

The information included in this material is available in the Investor Relations’ website of Itaú Unibanco: http://www.itau.com.br/investor-relations > Financial Information. Our results may also be accessed on mobile devices and tablets, and through our application “Itaú RI” (APP).

1)	ECONOMIC ENVIRONMENT

The year 2013 was characterized by the American economic recovery. The FED (United States central bank) announced, in December, a decrease in the level of purchases of assets, showing that the monetary policy is starting to return to normality in the USA. Over the year, the long-term interest rates increased, consequently making the US dollar stronger, and the prices of financial assets fell in the emerging countries.

After six quarters of recession, the euro-area economy is back to growth at modest rates. China continues posting decreasing growth rates, but the risk of a more severe downturn was averted.

In the domestic scenario, GDP growth for 2013 should be around 2.2%, a rate higher than that reached in 2012, but lower than that expected at the beginning of the year. Despite the moderate activity, unemployment remained close to minimum historic levels, due to less job hunting.

Over 2013, BACEN increased the basic interest rate by 275 base points. In January 2014, the Central Bank of Brazil (BACEN) increased the Selic rate by 50 base points, but it signalized that the end of the cycle of interest rate hikes is coming close. IPCA remained practically steady and it was 5.9% at the end of 2013.

The real depreciated against the dollar, and the exchange rate was R$ 2.36/US$ at the end of the year. BACEN implemented a swap sale program to avoid a higher depreciation.

Credit grants to individuals, based on BACEN data and in real terms posted an 9.0% increase in the accumulated of 2013 as compared with the same period of 2012. Grants for companies posted a 1.6% increase in this comparison. The credit reserve as a proportion to the GDP increased from 53.9% in December 2012 to 56.5% in December 2013. Default, from both individuals and companies, it showed a trend of decrease over the year. Default rate over 90 days for loans to individuals decreased from 5.6% in December 2012 to 4.4% in December 2013, and the rate for companies fell from 2.2% to 1.8%

With the increase of the Selic rate, bank interest rates interrupted the decline process recorded between 2012 and the beginning of 2013, and have increased again. Spreads, however, remained steady.

2)	HIGHLIGHTS

2.1)	Corporate Events/Partnerships

Repurchase of shares – in 2013, we repurchased 23.5 million preferred shares of own issue in the total amount of R$ 662.2 million at the average price of R$ 28.18 per share. In December 2013, the meeting of the Board of Directors approved the renewal of the repurchase program, authorizing the acquisition of up to 13.7 million of common shares and 86.3 million of preferred shares. On a voluntary basis, and aiming at transparency with the capital market agents, each month we disclose the volumes traded and the prices practiced in this trading. For further information, please access http://www.itau.com.br/investor-relations > Corporate Governance > Trading of Own Shares.

Cencosud – in December 2013, we informed that the negotiation with the Chilean retail network was not successful, reason why the association intended and previously disclosed will not be consummated.

Share Bonus of 10% - on May 20, 2013, our stockholders received a new share for each 10 shares of the same type they held, free of charge, and the monthly dividends of R$ 0.015 per share were maintained. The total amounts paid on a monthly basis were increased by 10% as from July 1, 2013.

2.2)	Approval by Regulatory Bodies

The following were announced and approved in 2013:

▪	Operation of Banco Itaú BMG Consignado S.A., approved by BACEN;
▪	Acquisition of shares of BMG Seguradora S.A., approved by SUSEP and BACEN;
▪	Acquisition of Citibank’s retail operation in Uruguay, approved by the Central Bank of Uruguay;
▪	Shareholders’ Agreement of IRB - Brasil Resseguros S.A. approved by CADE, TCU and SUSEP, regarding the privatization process; and
▪	Agreement with Banco Citibank S.A. for the purchase of Credicard and Citifinancial, approved by CADE and BACEN.

2.3)	Technology

In 2013, we continued focused on increasing the availability of our products and services to our clients.

As announced in September 2012, we are investing R$ 11.1 billion in technology by 2015, which includes the new data center, under construction in the interior of São Paulo, which civil works are scheduled to be completed in the first quarter of 2014, and will be one of the largest technology centers in the world that will increase by ten times our potential for data processing, providing safer and faster services to our clients.

We are always improving and developing new tools to cover the expansion of our digital channels, such as internet banking and mobile banking. One example was the launch of Itaú Tokpag in November, an unprecedented initiative among the Brazilian banks. The application permits the transfer of money to a recipient using only his/her mobile phone number, being as simple as sending a message. The application is fast and safe and provides more convenience to the client.

In 2013 we improved the service model for Itaú Personnalité clients with a more digital profile in the use of financial products and services. The communication between client and manger was extended to beyond the telephone and email, comprising SMS, videoconference and chat in internet banking – the latter was renovated to offer a more intuitive and productive navigation. In addition to the relationship manager, the client also has access to consultants for investments, foreign exchange and mortgage loan transactions. Based on the success of a pilot project, this model will be offered to a larger group of clients over 2014.

This year we have developed a data transformation plan that streamlines the information flow of transaction systems, such as current account and financing, from the transaction origin to different ways of use in a number of systems, such as: accounting system, CRM (customer relationship management), and others. The project permits to reduce redundancy and increase the reuse of data through centralized corporate repositories, including a sole client registry and allowing the decrease of the several interfaces currently existing in each system. All these factors have generated much more efficiency with a lower operation cost.

Social Networks – our Facebook page reached over 6.5 million fans, and currently we are the bank with the highest number of fans in the world. In addition to this social network page, we have over 165 thousand followers in Twitter, and over 75 million views of own content on our YouTube channel.

In 2013, we had over 750 thousand mentions of Itaú in the social networks. This number accounts for over 45% of total comments about the financial segment and its posts a feeling of 55% more positive than the segment average in the social networks. Part of this result is the fruit of our focus on social care, since we closed 2013 serving 24/7 (24 hours a day, 7 days a week) and with the average time of 6 minutes for the first contact with the client – a decrease of approximately 95% when compared to 2012.

2.4)	Subsequent Event

Itaú CorpBanca – On January 29, 2014 we entered into an agreement with CorpBanca and its controlling stockholders, establishing the terms and conditions for the union of operations of Banco Itaú Chile and CorpBanca in Chile, Colombia, Peru and Central America. The agreement represents an important step in our internationalization process and in the purpose of being the leading bank in Latin America, where we will be the 4th largest bank of Chile and the 5th largest bank of Colombia in terms of loans.

This agreement will result in the organization of one of the strongest financial institutions in Latin America, with US$ 43.4 billion in assets and US$ 33.1 billion in granted loans. Itaú CorpBanca, controlled by Itaú Unibanco, will provide its clients with a wide and innovative range of financial products and services, by means of an extensive branch network in Chile (217) and in Colombia (172), keeping the quality of services that distinguishes the operations of both banks.

Its consummation is subject to the satisfaction of certain conditions precedent, including the approval by the stockholders’ meeting of CorpBanca and the approval of proper regulatory authorities. We estimate that this operation will not have significant accounting effects on our results.

3)	OPERATIONS

Commercial Banking - Retail

We offer a wide range of banking products and services to a diversified base of individuals and companies, the bank’s account holders and non-account holders. We have over 40 million clients and 32.9 thousand points of service distributed throughout Brazil and abroad, by means of 4.1 thousand branches, 875 service centers (PABs) and over 27.9 thousand ATMs. In addition, we also provide through Itaú 30 horas, a means of accessing and checking accounts, making payments, investments and other banking transactions, with no need to involve a manager. Our products portfolio includes loans and a number of options in investment, insurance, foreign exchange and brokerage, among others.

In the Retail segment, we provide five Itaú Uniclass exclusive services, with dedicated managers, investment advisory services, exclusive cashiers, managerial telephone service and higher credit limits. We offer expert services to our high-end clients by means of Itaú Personnalité and, with over 20 years of experience in wealth management, we offer Itaú Private Bank, the largest private bank in Latin America. To meet the needs of our corporate clients, we offer Itaú Empresas, in which the very small, small and middle-market companies are served through a dedicated structure, with specific products and services.

Wholesale and Investment Banking

Our banking operations in the corporate banking segment are carried out by Itaú BBA, which operates by means of a multidisciplinary team, with agility to carry out both operations that are traditional for a commercial bank and transactions in the capital markets, mergers and acquisitions, offering full services to over 3 thousand of the largest business groups of Brazil, Argentina, Chile, Colombia and Peru. We also serve approximately 700 institutional investors, ensuring full coverage for the head offices of international clients through Europe, United States, and Asia units.

In October 2013, we included another 20 thousand clients to the Wholesale Banking. These companies, with yearly revenues over R$ 30 million and which were previously served by our Retail sector, may now count on a more specialized structure, thus achieving a customized service. Through this structure, we offer the same products and services available for the Corporate segment, including those provided by the Investment Banking for strategic mergers and acquisitions or companies going public.

We were recognized for the sixth consecutive year as the Best Cash Management Bank in Brazil by Euromoney magazine, one of the most important financial market publications.

Insurance

Our insurance business basically operates in the lines of life and accident, extended warranty and property damages for individuals and corporate solutions for legal entities. Focused on streamlining the portfolio of products and efficiency in the engaging processes, our insurance policies are sold, among other channels, in our branches, via telemarketing, internet, ATMs, self-service terminals, local independent brokers and multinational brokers.

We hold 30% of capital of Porto Seguro, the leader in the residence and automobile insurance segment in Brazil. We have an operating agreement with the Porto Seguro Group to offer and distribute, on an exclusive basis, residence and automobile insurance products to clients in our network in Brazil and Uruguay.

This year, Itaú Seguros was elected the best insurance company in Brazil in the Reactions Latin America Awards, published by the British magazine Reactions, an award that acknowledged the main insurance companies in Latin America.

External Units

We are present in 19 countries other than Brazil, in commercial banking and institutional client operations, and investment, wholesale and private banking activities. Seven of these countries are in Latin America, which is our priority in terms of international expansion. Our operations also comprise North America, Central America, Europe, Asia and Middle East.

This year, we were acknowledged as the bank of the year in Paraguay in the Banker of the Year Awards 2013 – Americas, by The Banker magazine, and in Uruguay in the Global Awards for Excellence 2013, by the Euromoney magazine.

4)	PERFORMANCE

4.1)	Returns

	%		bps
ROE / ROA	December 31, 2013	December 31, 2012	Change
Recurring return on average equity - annualized	20.9	19.4	150
Return on average equity - annualized	20.7	18.4	230
Recurring return on average assets - annualized	1.5	1.5	-
Return on average assets - annualized	1.5	1.5	-

4.2) Income

	R$ billion		%
Statement of Income for the Period(1)	Jan to Dec/13	Jan to Dec/12	Change(2)
Gross income from financial operations	31.5	31.1	1.3
Expenses for allowance for loan losses	(18.7)	(24.0)	-22.4
Income from recovery of credits written off as loss	5.1	4.7	8.5
Banking service fees and income from bank charges	24.1	20.3	18.5
Income from insurance, pension plan and capitalization operations	3.5	3.0	18.0
Personnel, other administrative and operating expenses	(36.8)	(34.3)	7.4
Tax expenses	(4.3)	(4.5)	-3.5
Income tax and social contribution	(3.7)	(3.2)	14.8
Recurring net income	15.8	14.0	12.8
Net income	15.7	13.6	15.5

Dividends and interest on capital (net of taxes)	5.1	4.5	12.8

(1) Excludes the non-recurring effects of each period.

(2) Change is calculated based on actual figures.

Net income for the period from January to December 2013 amounted to R$ 15.7 billion, with annualized return of 20.7% on average equity (18.4% in the same period of the previous year). Recurring net income was R$ 15.8 billion, with annualized return of 20.9%. The increase of 18.5% in banking service fees and income from banking charges, the increase of 18.0% in income from insurance, pension plan and capitalization operations, and the decrease of 22.4% in expenses for allowance for loan losses, as compared to the same period of 2012, contributed to the increased net income. We also highlight the increase of 13.3% in the loan portfolio, and noteworthy are the areas of payroll loans, mortgage, corporate and foreign operations, as drivers of income through lower risks and provisions.

The risk-adjusted efficiency ratio reached 69.5% in the year to date for 2013, as compared to 74.2% recorded in the same period of 2012, improvement of 4.7 p.p..

4.3) Asset Data

	R$ billion		%
Balance Sheet	December 31, 2013	December 31, 2012	Change(1)
Total assets	1,105.7	1,014.4	9.0
Loan portfolio with endorsements and sureties	483.4	426.6	13.3
Free, raised and managed own assets	1,587.3	1,449.2	9.5
Subordinated debt	55.6	54.4	2.3
Stockholders’ equity	81.0	74.2	9.2
Referential equity (economic-financial consolidated)	125.1	119.9	4.3

(1) Change is calculated based on actual figures.

4.3.1)	Assets

Total consolidated assets reached R$ 1.1 trillion at the end of December 2013, which represented a growth of 9% when compared to the same period of the previous year.

For the purpose of calculating capital, the economic financial conglomerate criterion, reported until September 30, 2013 and that includes non-financial subsidiaries, is no longer considered according to BACEN rules as from October 2013. Considering the rules currently in force, under the operating consolidated criterion, which considers only financial subsidiaries, the fixed assets ratio at the closing of 2013 reached 49.9%, 6.5 p.p. higher than in the same period of 2012, complying with the BACEN limit.

The diversification of our business is reflected in the composition of our loan portfolio, reducing risks to specific segments, which may be more impacted by volatility in economy. Following is the share of each segment in our loan portfolio, with endorsements and sureties:

	R$ billion		%
Loan Portfolio	December 31, 2013	December 31, 2012	Change
Total with endorsements and sureties	483.4	426.6	13.3
Corporate – Private securities	26.5	22.7	16.9
Total with endorsements, sureties and private securities	509.9	449.2	13.5
Total with endorsements, sureties and private securities (former Vehicles)	469.6	398.0	18.0

At December 31, 2013 the balance of the loan portfolio, including endorsements and sureties, reached R$ 483.4 billion, an increase of 13.3% as compared to December 31, 2012. If we also consider the risks associated to the credits we borrow in the private securities modality, this increase will reach 13.5%. In Brazil, the balance of our loan portfolio to individuals reflects our strategy to prioritize portfolios with lower risks. Highlights:

Brazil

Individuals

Credit Card (Itaucard, Hipercard and partnerships)	We are leaders in the credit card segment in Brazil. From January to December 2013, the transacted amount in debit and credit cards reached R$ 255.2 billion, an 12.2% increase as compared to the same period of 2012. The balance of the loan portfolio reached R$ 54.2 billion, an increase of 33.5% as compared to the same period of the previous year. In 2013, we took a number of actions as credit card issuers, all aimed towards client satisfaction. One of these actions was a change in our reward program (Sempre Presente – always present), with the creation of a new platform to exchange points in airline companies (Ponto Viagem – travel point), and in the sites dedicated to retailers that take part in the program. Additionally, we launched a new credit card brand, Hiper, accepted all over the country and that, among other benefits, includes the conversion of 120% of the annual fee in bonus for mobile phones, being accepted by all establishments accredited by REDE.

Payroll Loans	Our payroll advance loans portfolio recorded a 66.6% increase when compared to December 2012. The portfolio reached 4.7% of total achieved by the bank, reaching R$ 22.6 billion. Banco Itaú BMG Consignado S.A. started operations in December 2012 and is present throughout the Brazilian territory, reaching 7.1 billion of the estimated R$ 12 billion expected for the next 2 years, when the new institution was announced, in July 2012.

Vehicles	We continued in the leadership of financing granted for brand new vehicles in the last quarter of the year. We kept the appetite for more conservative loans, maintaining the credit quality, reduction in the average terms of contracts and increase in the percentage of down payments. By adopting this strategy, we ended this period with a balance of R$ 40.3 billion, 21.3% lower than in the prior period. In 2013, financing totaled R$ 19.0 billion, a 14.2% decrease in granting of consumer loans (CDC), leasing and Finame, as compared to the previous year.

Mortgage Loans	We are the leaders in mortgage loans to individuals among the Brazilian private banks. Our offer is made by the network of branches, development companies, real estate agencies and partnerships. In 2013 we carried out about 35.6 thousand mortgage loans, a 32.9% increase when compared to the same period of 2012. Mortgage loans reached R$ 24.2 billion, a growth of 34.1% as compared to December 2012. In 2013, we focused on the improvement of the flow of approval and contracting of mortgage loans. In the year, 91% of the proposals received were approved within 2 hours, and the time between the receipt of documentation and the issue of agreement was reduced, on average, from 18 days in 2012 to 15 days, strengthening our commitment to efficiency and quality in the provision of services.

Companies
Wholesale Banking	The Corporate portfolio, managed by Itaú BBA, is composed of loans in national and foreign currency, mandatory loans, and guarantees. In the period from January to December, noteworthy are the transactions in foreign currency that posted a 19.8% growth when compared to the same period of 2012, particularly due exchange devaluation, and mandatory loans, whose increase was 29.8% as compared with the same period of the previous year. Among Itaú BBA's activities, derivatives stand out. The focus was on operations hedging the exposures to foreign currencies, interest rates and commodities with clients that export or with prices pegged to the movements of international markets. The volume of operations contracted from January to December 2013 was 49.1% higher than in the same period of the previous year.

Latin America
Argentina, Chile, Colombia, Paraguay and Uruguay	Our loan portfolio recorded a significant increase of 33.4% in relation to December 2012, i.e., 28.7% in the individuals segment and 36.1% in the corporate segment. We highlight the increase of loan portfolios in the corporate segment in Chile and Uruguay, which increased 35.5% and 58.2%, respectively In the individuals segment, the 25.6% increase in the Chile portfolio, as compared to the same period of prior year, is highlighted.

Default

In line with our policy for mitigating risk in credit granting, the total default rate, considering the balance of transactions overdue for over 90 days, reached 3.7% on December 31, 2013, posting a decrease of 1.1 p.p. as compared to December 31, 2012. This ratio recorded the lowest level since Itaú Unibanco merger in 2008, mainly impacted by the change in the credit profile of our portfolio. This ratio reached 5.8% for the individuals and 2.0% for companies’ portfolio at the end of December 2013, dropping 1.1 p.p. and 1.2 p.p., respectively, in relation to the same period of the previous year.

Short-term default, measured by the balance of transactions overdue from 15 to 90 days, also recorded a decrease in relation to the same period of the previous year. The reduction of 0.6 p.p. in the bank’s total portfolio was mainly due to the decrease of 1.6 p.p. in the ratio for individuals.

4.3.2) Funding

Total funds (free, raised and managed assets) totaled R$ 1.58 trillion at December 31, 2013, a 9.5 % growth as compared to the same period of 2012. Of this total, 46.0% refer to investment funds, managed portfolios and technical provisions for insurance, pension plan and capitalization, 26.5% to deposits, debentures, and funds from bills, 23.3% to Free assets and other liabilities and 4.2% to onlending, interbank deposits and foreign borrowings through securities.

As compared to December 2012, we recorded a 22.8% increase in demand deposits added to savings deposits, which are funded at a lower cost, showing the attractiveness of our brand. The increase in funding (net of Compulsory deposits and Cash and cash equivalents) provided improvement in the Loan portfolio and funding ratio, reaching 77.6% at December 31, 2013.

4.3.3) Capital Strength

Basel Ratio – At the end of December 2013, the financial conglomerate ratio reached 16.6%, posting a decrease as compared to the same period of 2012, particularly due to the adoption of new rules to calculate capital ratios. This is a proper ratio (11.6% of Capital/Tier I and 5.0% of Tier II) considering that it exceeds by 5.6 p.p. the minimum required by the regulatory authority.

Credit Risk Rating by Rating Agencies – In 2013, changes in ratings of Itaú Unibanco Holding occurred due to exogenous factors, which are: (i) change in the outlook of the Brazilian long-term sovereign rating by Moody’s and Standard & Poor’s; or (ii) worldwide revision of Moody’s methodology for rating subordinated debts.

4.4)	Services

Asset Management

In December 2013, we reached R$ 374.3 billion in assets under management, according to the ANBIMA management ranking, accounting for 15.2% of the market. We posted a total growth of 9.1% for the year, particularly in multimarket funds and DI Funds. In addition to the strong local presence, we are present in the most important financial centers of the world with strategically allocated professionals, searching for opportunities and investment solutions appropriate for different customers profiles.

We were elected the Best Manager of the Year in the survey 1000 Best Investment Funds 2013, conducted by the Exame Personal Investments Guide.

Custody Services

In the custody market, we hold R$ 900.1 billion in assets, according to the ANBIMA management ranking in December 2013, which represents a 4.2% decrease as compared to the same period of the previous year. In the segment of share bookkeeping services, we account for 63.6% of total companies listed on the BM&FBOVESPA.

This year we were elected, by Global Custodian, the Best Custodian in the survey Agent Banks in Emerging Markets, in the following markets: Americas and Caribbean Region for international clients, Chile for international clients, and Brazil for domestic and international clients.

Kinea	The investments management company controlled by Itaú Unibanco, holder of R$ 5,8 billion in managed assets, ranked among the largest managers in Brazil of real estate funds, hedge funds and private equity.

Insurance	The change in retained insurance premiums was 9.3% in relation to 2012, reaching R$ 5.8 billion (not including our share in Porto Seguro, in which we hold 30% of capital). Technical provisions for insurance reached R$ 10.3 billion in 2013. The return of the operation and generation of income without implying credit risk make this a strategic service, increasingly significant for the diversification of revenues. We operated in selected markets, focused on profitability. In 2013, we expanded the offer of products to alternative channels for the manager, such as digital channels, increasing access to contracting options, teller terminal modules and ATM, maximizing the return over the clients flow in the branches. The credit life product, sold on the internet banking, and the card protection insurance, sold in the teller terminal modules, posted increases in sales of 36.6% and 163.9%, respectively, as compared to the previous year. Travel insurance was also noteworthy in the offer expansion, since purchase was available in mobile banking, in addition to the traditional channels. Besides the branch network and digital channels, we maintained partnerships with major retailers, expanding our operating market and coverage by means of commercial agreements, such as the association with Porto Seguro, and the recent acquisition of shares issued by BMG Seguradora.

Pension Plan	In the fourth quarter of 2013 there was a recovery in the funding pace, with a decrease in the volatility of the interest curves. Total funding from pension plans totaled R$ 16.9 billion in 2013, a 12.8% drop as compared to the previous year. Revenues from management fees increased 14.2% in the same period, totaling R$ 1,101.7 million. Technical provisions increased 9.3% in relation to December 2012, totaling R$ 88.7 billion at the end of the period.

Capitalization	We posted a 22.1% increase in the certificates in effect as compared with 2012. In the accumulated for 2013, the total number of items sold posted a 15.3% increase in relation to the previous year, reaching 2.4 million. Technical provisions for capitalization reached R$ 3.0 billion at December 31, 2013, with a 5.0% increase in the last 12 months. The collection from capitalization securities reached R$ 2.4 billion from January to December, a 17.2% increase when compared to the same period of 2012.

Consortia	A self-financing system for the installment payment of properties and vehicles, the consortia supplements our product portfolio. As it is a service provision, consortia administration does not give rise to default risk or allocation of loan capital for the institution. Consortia income from January to December 2013 reached R$ 410.0 million, a growth of 87.7% in relation to the same period of the prior year. In the fourth quarter, we also launched the product for trucks and heavy vehicles.

Electronic Payment Means (Redecard and Hipercard)	Our business is one of the largest in the multi-brand accreditation and merchant acquisition of credit, debt, and benefit cards (voucher) in Brazil. In 2013, we reached 3.7 billion transactions in debt and credit credits, a 11.2% increase in relation to 2012. Total revenues of debt and credit reached R$ 322.5 billion in 2013, a 16.2% increase in relation to the same period of 2012. We closed the year with 1.5 million of POS equipment pieces, with an 8.9% growth as compared with the previous year, and an 18.7% in the establishments accredited by REDE. We carry out the capture, transmission, processing and financial settlement of transactions involving credit and debit cards (presence and e-commerce), factoring, availability of terminals, consultation of checks, e-commerce, loyalty programs with partners, and electronic statement, among others. As from the second half of 2013, REDE started to capture transactions from Hipercard and the just launched Hiper brand. Thus, both currently have a capture structure and equipment network of REDE in the whole country, increasing its operating efficiency and presence in the domestic level.

Investment Banking

In 2013, our Merger & Acquisition operation, which provided financial advisory to 42 transactions, totaling US$ 13.6 billion, was outstanding. In fixed income, we took part in operations of debentures, promissory notes and securitization, which totaled R$ 18.6 billion in the period from January to December 2013. In international issues of fixed income, we acted as the joint bookrunner of offerings with a total volume of US$ 19.2 billion. In capital markets, we reached the 1st position in the ANBIMA Origination ranking in December 2013, with a volume of operations of R$ 4.2 billion.

In the fourth quarter we carried out the largest real estate securitization transaction already recorded in the Brazilian capital markets, performed through the issue of Securitized Real Estate Loans (CRI) backed by housing financing granted by the bank to individuals, in the total amount of R$ 4.3 billion, of which R$ 1.0 billion was distributed to investors.

We were the first Brazilian institution to register the Structured Operations Certificate (COE) in Brazil in January 2014, an investment product widely used abroad, but completely new in Brazil. COE combines fixed and variable income instruments in an exclusive way, making the assessment by the investor easier, who previously needed to make two or three operations to replicate this type of investment.

4.5)	Stock Market

Market value - At the end of 2013, we ranked as the twentieth-eight largest bank in the world based on the market value criterion (R$ 157.0 billion), according to the Bloomberg ranking.

Traded volume – We traded R$ 658.6 million daily on the stock exchanges where our shares are traded, with a daily average volume of R$ 326.0 million (ITUB3 and ITUB4) on BM&FBOVESPA and R$ 332.6 million (ITUB) on New York Stock Exchange (NYSE), in the year to date.

Dividends/Interest on Capital - In the year to date, we paid or provided for R$ 5.1 billion in dividends and interest on capital, net of taxes. Net payout for the last twelve months was 32.2%.

Relations with the market – We attended 26 conferences and road shows in Brazil and abroad, and held 22 Apimec (Association of Capital Market Analysts and Investment Professionals) meetings in 2013, with the attendance of over 4 thousand people, thus strengthening our relations with stockholders, analysts and investors of the capital markets. In March, we held the third Itaú Unibanco Investor’s Day meeting in São Paulo, intended for institutional investors. This meeting was attended by our President & CEO and some of the bank's main executives, as well as by 106 investment analysts. Eight teleconferences were held during the year, on the day following the disclosure of quarterly results, all of them transmitted in real time and with access via telephone or internet, in Portuguese and in English, totaling over 2 thousand attendees in Brazil and 729 abroad.

The significant relationship with the market gave rise to important acknowledgements, such as:

•	Latin American Executive Team 2013 – promoted by the Institutional Investor Magazine, we won in the categories Best Investor Relations by Sell and Buy Sides; Best CEO by Sell and Buy Sides; Best CFO of banks by Buy Side; best Investor Relations Professional by the Buy Side, and Itaú BBA was ranked as the Research number one team in Latin America.

•	IR Magazine Awards Brazil 2013 – promoted by IR Magazine, in partnership with Revista RI and the Brazilian Institute of Investor Relations (IBRI), we were acknowledged in 4 categories: Best Annual Report, Best Conference Call, Best Meeting with the Investor Relations Community and Best Relations with Investors in the Financial Sector.

New Ibovespa – In January, BM&FBOVESPA disclosed the new Ibovespa portfolio, the main stock market index in Brazil. The portfolio is effective for the period from January to April 2014, which considers 50% of the former methodology and 50% of the current one. With the rebalancing, the weight of our preferred share (ITUB4) in Ibovespa increased from 4.56% to 6.54%. It is the third share with the largest participation in the whole portfolio and the first one among the financial industry companies.

DJSI - Itaú Unibanco was selected for the 14th consecutive year to make up the Dow Jones Sustainability World Index (DJSI), the main sustainability index in the world, in its 2013/2014 edition. We are the only Latin American bank to be part of the index since its creation. In this edition, we achieved the best rate in the banking sector in the criteria “Policies/Anti-crime actions”, “Brand management” and “Financial Stability and Systemic Risk”.

ISE and ICO2 – Itaú Unibanco was chosen one more time to make up the portfolio of the Corporate Sustainability Index (ISE) and Efficient Carbon Index (ICO2) of BM&FBOVESPA for 2014. Similar to the DJSI, the components of the ISE portfolio are reviewed annually based on the results of a careful and specific evaluation methodology, which aims at evaluating, on an integrated basis, different aspects of sustainability, such as environmental, social and economic and financial elements.

New IR website – In November we launched the new version of the Investor Relations website, constructed with the purpose of streamlining the access to the content of interest to the user, so that information can be found on an intuitive way. Using a more advance technology, with lighter pages, it permits to view the content quicker, regardless the type of device used (desktop, mobile or tablet). In addition to the new layout and user-friendly navigation, the new version of the website shows other innovations and highlights, such as search engines, creation of warnings, receipt of news through RSS and download of content in batch. Please access and check: http://www.itau.com.br/investor-relations.

	R$		%
Shares	December 31, 2013	December 31, 2012	Change
Recurring net income per share(1)	3.19	2.83	12.9
Net income per share(1)	3.16	2.74	15.6
Book value per share(1)	16.34	14.93	9.4
Number of outstanding shares (in millions)(2)	4,959.2	4,970.2	-0.2
Dividends/Interest on capital, net per share	1.03	1.00	3.4
Price of preferred share (ITUB4)(2)(3)	31.65	30.30	4.5
Price of common share (ITUB3)(2)(3)	29.40	27.25	7.9
Price of preferred share (PN)(3)/Net income per share	10.01	11.08	-9.6
Price of preferred share (PN)(3)/Stockholders’ equity per share	1.94	2.03	-4.5
Market value (in billions) (4)(5)	157.0	150.6	4.2

(1) Calculated based on the weighted average of the number of shares;

(2) The number of outstanding shares and the price of share were adjusted to reflect the 10% bonus on May 20, 2013;

(3) Based on the closing quotation on the last day of the period;

(4) Calculated based on the average quotation of preferred shares on the last day of the period (quotation of average PN multiplied by the number of outstanding shares at the end of the period);

(5) R$ 150.7 billion considering the closing quotation of common and preferred (ON and PN) shares multiplied by total outstanding shares of each type of shares.

4.6)	Statement of Added Value

The distribution of added value is an accounting reference that permits to see how the generation of the bank’s value is distributed among its different stakeholders. Our added value, which shows the wealth generated for the community, reached R$ 44.7 billion in 2013, (disregarding the hedge tax effect), a 16.2% increase when compared to 2012. This result refers to the direct economic value generated and distributed by us, including income, operating costs, employee compensation, donations and other investments in the community, retained earnings and payments to capital providers and governments, as shown below (*):

(*) disregards the hedge tax effect.

5)	PEOPLE

Itaú Unibanco employed approximately 95.7 thousand people at the end of 2013, including over 6.9 thousand employees in foreign units. The employee’s fixed compensation plus charges and benefits totaled R$ 10.7 billion for the year. Over R$ 184.5 million was invested in training programs during the period, totaling 1.6 million hours.

In 2013, 10,534 employees were hired, of which:

▪	3.451 employees recruited to the Itaú Unibanco Intern Program; The hire average of the program is 48.2%;
▪	80 for the 2013 Itaú Unibanco Trainee Program. After three years, we retained 81% of these trainees;
▪	5,947 in diversity programs, i.e. the Apprentice Program and Program for Inclusion of Disabled People.

Additionally, we transferred internally 2.527 employees, who held open positions in the bank. We invested in the employee relocation program, which purpose was to create opportunities for internal transfers, considering the availability of openings and the profile of employees who may be dismissed (due to restructuring or low performance).

In the Fale Francamente (Speak up) annual survey, we had the participation of 90% of our employees and we reached 77% in the general satisfaction index. Through that survey we can know the employees' opinion about our work environment and people management. The results contribute to take actions aimed at improving the work environment of our employees.

This year we were provided with the highest grade in the banking and financial services sector in the Best Companies to Start a Career in 2013, published by Você S/A magazine.

6)	SOCIETY

The purpose of being a transformation agent and the search for a sustainable performance that guides the performance of our business also determine the investment that the bank makes in actions focused on the development of the society, which in 2013 totaled R$ 422.7 million. The continuous improvement of public education, valuation and dissemination of national art, urban mobility and support to sport in modalities that reflect traces of the Brazilian cultural identity are opportunities to apply the technologies and competences that we develop naturally, since we are one of the largest institutions in the financial market.

In a survey conducted by Millward Brown, we reached, in the first year, important results for the brand: a 58% increase in the perception of a "Bank that helps to improve people’s lives" and 44% of a "Bank that operates as a transformation agent in people’s lives". In addition, according to the study of Officina Sophia, we obtained a 62% increase in the consideration of non-account holders and 146% in prestige with the same audience.

We are the official sponsor of the Brazilian National Soccer Team in all modalities and categories: Main Brazilian National Team, Olympic National Team, Sub-23 National Team, Sub-20 National Team, Sub-17 National Team, Women’s National Team and Brazilian Beach Soccer National Team. In 2013, this sponsorship was renewed until 2022.

In 2006, we were the only company to support the candidacy of the country and, in 2009, the first one to sign the sponsorship agreement of the FIFA 2014TM World Cup and the FIFA 2013TM Confederations Cup. At the end of 2013, our brand is the third most associated with the event, in a study conducted by Ibope.

Investments of R$ 422.7 million were made through allowances incentivized by means of laws such as the Rouanet Law, Sports Incentive Law, and through donations made by our companies, supporting projects focused on the education, health, culture, sports and mobility area.

Sponsorship	Amount	Number
Not incentivized(1)	R$ 248.2 million	140 projects
Incentivized(2)	R$ 174.5 million	491 projects
Total	R$ 422.7 million	631 projects

(1) Own funds of the bank’s companies and own budgets of foundations and institutions.

(2) Funds with tax incentive through laws such as Rouanet, Sports Incentive Law, among others.

In the first quarter we launched the “#issomudaomundo” (this changes the world) platform, aimed at forging a bond between our purpose of being a transformation agent in the lives of people, our causes and the several projects that receive investments from Itaú in the education, culture, sports and urban mobility pillars.

In #issomudaomundo, we made a series of movies, exclusively for the internet, to explain our causes. This was the first step of the brand as a content producer, which shares a point of view and intends to create connections based on its beliefs. The series totaled over 16 million views on the brand channel on YouTube and 165 thousand shares in the social media, and one of them reached the 20th position of the most shared video of the world. In a survey conducted by Nielsen, in partnership with Facebook, it was evidenced that the series of videos caused a 20% increase in the association of causes supported by the bank and a 16% increase in the intention of new clients.

Education and Health

Sponsorship	Amount	Number
Not incentivized	R$ 132.3 million	131 projects
Incentivized - education	R$ 20.8 million	300 projects
Incentivized - health	R$ 30.8 million	27 projects
Senior Citizen Law	R$ 13.5 million	14 projects
National Program for Support to Oncology Attention	R$ 16.1 million	11 projects
National Program for Support to Disable Person Attention	R$ 1.2 million	2 projects

  Education is a key element for the sustainable development of the country. Therefore, by means of Fundação Itaú Social, we concentrate our social investment in efforts to improve Brazilian public education, acting in four areas: Full-time Education, Education Management, Economic Assessment of Social Projects and Mobilization. Among the highlights with national coverage in 2013 are: the Portuguese Language Olympics, which qualified 3,668 teachers, reaching 110 thousand students, Itaú-Unicef Award, which reached 2,713 social organizations, and Itaú Criança (Itaú child) Program, with a campaign of incentive to reading that distributed over 4 million books.

  Instituto Unibanco, one of our institutions responsible for private social investments, has focused its activities in contributing to the improvement of quality of Brazilian high-school public education. The institute chose to focus its actions on this basic phase of education, so youth have access to, continue with and complete their studies. In 2013 we benefited approximately 764.0 thousand high school students of 1.4 thousand schools, scattered over 9 Brazilian states. By means of the volunteer program “Estudar Vale a Pena” (studying is worthwhile), the institute benefited more than 16.5 thousand high school students, involving approximately 1.5 thousand volunteers.

  Only in the health area, we supported 27 projects, an incentive that exceeded R$ 30.8 million in 2013, with actions focused on senior citizens, prevention and treatment of cancer, and disabled people.

Culture

Sponsorship	Amount	Number
Not incentivized	R$ 75.0 million	4 projects
Incentivized	R$ 103.6 million	149 projects

  Itaú Cultural, an institute focused on research and production of content, as well as mapping, incentive and dissemination of artistic and intellectual manifestations, contributes to valuing and democratization of culture in Brazil. In 2013, its mission and vision were renewed, the Rumos (directions) Program that supports and maps the new Brazilian artistic production, upon completing 16 years, underwent a deep conceptual reformulation. The result was an adaptable structure, open to all areas of expression, innovating the traditional format of public announcements to sponsor culture and art in Brazil. The new version of the program received a record of 15.1 thousand enrollments arising from 27 Brazilian federative units and 37 countries in five continents. In the same year, Itaú Cultural’s website had about 15 millions hits. The headquarters of the institute and travelling exhibitions of selections of our art collection received an audience of over 500 thousand people, in about 450 cultural events throughout Brazil. In partnership with the newspaper Folha de S. Paulo, Itaú Cultural published the Folha Collection of Great Brazilian Painters, with 27 volumes, depicting the work of 27 Brazilian artists, among which were Candido Portinari, Tarsila do Amaral, Beatriz Milhazes, and Hélio Oiticica. Approximately 450 thousand issues were sold at popular prices.

  Auditório Ibirapuera, managed by Itaú Cultural since 2011, offers, in addition to several shows for the public in general, a school with free music courses for up to 170 children and adolescents, most of them selected in the municipal education schools of the city of São Paulo. In 2013, the auditorium received 170 thousand people in 166 presentations with free admission or at popular prices. Among the artists and events presented in that stage were Gilberto Gil, Edu Lobo, Ballet of the City of São Paulo, Maria Gadú, Martinho da Vila, Caetano Veloso, Tom Zé, Maria Rita, Denise Fraga and the Philharmonic Orchestra of Berlim.

  Espaço Itaú de Cinema, which programming is focused mainly on art movies, has rooms in six cities of Brazil, totaling 56 screening rooms (divided in eight complexes) that contribute to the democratization of culture in the country. In 2013, 4.3 million people attended that venue.

  We sponsor directly 149 projects in 15 Brazilian states, by means of the Rouanet Law and the Audiovisual Law, among which are the Curitiba Drama Festival, the Joinville Dance Festival, the International Literary Festival in Paraty, the São Paulo Symphony Orchestra (OESP), Palácio das Artes, Instituto Iberê Camargo, Biennales de São Paulo, Mercosur and Curitiba, and the International Movies Festival. We maintained our support to Rock in Rio, without incentive of the Rouanet Law. This successful partnership has been in effect since 2011. We were acknowledged as the nicest brand, the second most remembered and the one that offered the best attractions, according to the Ibope poll conducted with the audience that attended the event in 2013.

Sports

Sponsorship	Amount	Number
Incentivized	R$ 19.3 million	15 projects

  We also encourage the development of the Brazilian tennis. We support Instituto Tênis, an excellence training center which invests in young talents to prepare athletes. In 2013, we promoted Itaú Masters Tour, Itaú Women’s Tennis Circuit, School and University Tennis Circuit, Future and Challenger tournaments, ATP 250 of Viña del Mar and ATP 1000 of Miami, one of the most traditional tournaments of the professional circuit.

Urban Mobility

Sponsorship	Amount	Number
Not incentivized	R$ 40.9 million	5 programs

  We invested in the urban mobility cause in big cities, valuing the bicycle as a means of transportation. To reach this purpose, our platform includes bicycle sharing programs, actions to improve infrastructure in the cities and awareness initiatives for a more harmonic coexistence among the different means of transportation. In 2013, we expanded our sharing programs for another 3 capitals (Recife, Porto Alegre and Salvador), in addition to expanding the existing ones (São Paulo and Rio de Janeiro). We finished the year with over 280 active stations, totaling over 2.8 thousand public bicycles, the famous “little orange bicycles”, that carried out over 3.0 million commutes in 2013.

7)	CORPORATE GOVERNANCE

The Board of Directors, composed of 12 members, 4 of which are independent ones (33%), met fifteen times in 2013. Two committees that report directly to the Board of Directors, analyze and get involved with the issues related to audit, internal controls and risks, which are:

▪	Our Capital and Risk Management Committee is responsible for supporting the Board of Directors to carry out its responsibilities related to the management of risks and capital, submitting reports and recommendations on these topics to its resolution. Its duties include: to establish our appetite for risk and minimum return expected on the capital, to oversee the management and risk control activities, aiming at ensuring their adequacy to the risk levels assumed and the complexity of the operations, as well as to comply with the regulatory requirements. It is also responsible for encouraging the improvement of the risk culture of the bank.

▪	The Audit Committee, established by the General Meeting in April 2004, is the only one for the institutions authorized to operate by the Central Bank of Brazil and the companies supervised by the Superintendence of Private Insurance which are part of Itaú Unibanco Conglomerate and it reports to the Board of Directors. The Committee is composed of five independent members, elected by that Board for a one-year term of office.

It is incumbent upon the Committee to care for the quality and integrity of our financial statements, for the compliance with the legal and regulatory requirements, for the activities, independence and quality of the work of external audit companies, and for the quality and effectiveness of the internal control systems and risk management.

The Committee assessments are based on information received from the Management, external auditors, internal auditors, those responsible for the risk management and internal controls and on their own analyses resulting from direct observation. After establishing an operation program to make feasible the performance of its duties inherent in their responsibilities, the Committee met 31 times in the period from February 2013 to January 2014, totaling 41 days.

In the beginning of 2013, we approved the organization of the Related Parties Committee, which members are also independent, in the scope of the Board of Directors, which purpose is to analyze transactions between Related Parties in certain circumstances and in compliance with the provisions of Related Party Transactions Policies, approved in 2012, ensuring equality and transparency, so as to guarantee stockholders, investors and other stakeholders that we are in compliance with the corporate governance best practices.

8)	SUSTAINABILITY

The Sustainability Map operates as a strategic guidance, instructing our different operating and business areas to include sustainability issues in their decision-making process. More than just creating new products, we work to adjust our operations, mitigate risks, identify competitive differentials and generate income in a context of higher demand for management of environmental and social impacts. Thus, we will be able to achieve effective and long-term results. This sustainability vision has improved and it has been incorporated by our different business areas by means of the systemic analysis indicators and assessment of achieved results.

In 2013, we consolidated the Sustainability Management Panel, a tool that permits a detailed monitoring by the Executive Committee of the several initiatives taken by the bank, improving the involved projects, structures and departments.

We are the most sustainable company of the year, according to the 2013 Exame Sustainability Guide, leading the financial institutions category, and the first institution in Latin America in The World's Top 20 Green Banks ranking in 2012, organized every year by the Bloomberg Markets magazine, which evaluates the efforts made by banks to reduce residues and their investments in clean energy.

Additionally, we were elected as one of the companies with the best environmental practices in Brazil in the Época Empresa Verde (Green Company Época) award (Época magazine), as one of the leading companies in the Empresário Amigo do Esporte 2013 (Entrepreneur Friend of Sport) Award (Ministry of Sport), and one of the companies that invested more in this sector under the Sports Incentive Law by supporting sports and para-sports projects.

9)	AWARDS AND RECOGNITION

Brazil’s most valuable brand – Valued at R$ 19.3 billion by Interbrand consulting company, our brand is the leader in this ranking for the tenth consecutive time.

Latin Finance’s Banks of the Year Awards 2013 – we were elected by this publication in the categories Latin Finance Bank of the Year, Bank of the Year Brazil, Investment Bank of the Year Brazil.

The 100 companies with the best reputation in Brazil – in the survey posted by Exame.com and by Exame magazine, in which it disclosed the companies with the best image in the Brazilian market, we were ranked 1st in the financial sector.

Best Bank Award 2013 of Global Finance Magazine – the winners are chosen in a survey with analysts, executives and consultants from financial institutions, and we were acknowledged in the following categories:

▪	Best Emerging Markets Banks in Latin America to Banco Itaú Paraguay;
▪	World’s Best Subcustodian Banks to our custody services in Brazil, Paraguay and Uruguay;
▪	Best Investment Bank and Best Debt Bank to Itaú BBA, outstanding institution in Regional Winners – Latin America and Country Winners – Brazil.

As Melhores da Dinheiro 2013 (the best of Dinheiro 2013) – promoted by Isto É Dinheiro magazine, this ranking awards the best companies of the year by using management criteria, as follows: financial sustainability, corporate governance, human resources, innovation and quality, social and environmental responsibility and corporate governance. We also won the banking sector ranking for the seventh time.

Época NEGÓCIOS 360º – organized by Época magazine, this guide is organized in partnership with Dom Cabral Foundation, which carries out a thorough assessment of the best companies of the country by considering the dimensions: financial performance, corporate governance, human resources practices, innovation, vision of future and social and environmental responsibility. Once again, we achieved the first place in the bank sector in this guide, which is already in its second edition.

10)	INDEPENDENT AUDITORS – CVM Instruction No. 381

Procedures adopted by the Company

The policy adopted by Itaú Unibanco Holding S.A., its subsidiaries, and parent company to engage in non-audit related services from our independent auditors is based on the applicable regulations and internationally accepted principles that preserve the auditor’s independence. These principles include the following: (a) an auditor cannot audit his or her own work, (b) an auditor cannot function in the role of management in companies where he or she provides external audit services; and (c) an auditor cannot promote the interests of his or her client.

During the period from January to December 2013, the independent auditors and related parties did not provide non-audit related services in excess of 5% of total external audit fees.

According to CVM Instruction No. 381, we list below the engaged services and related dates:

▪	January 7, March 20, July 31, and August 28 – acquisition of technical material;
▪	February 28 – review of aspects related to the business continuity program.

Independent Auditors’ justification - PricewaterhouseCoopers

The provision of the above described non-audit related professional services do not affect the independence or the objectivity of the external audit of Itaú Unibanco, its parent and subsidiary/affiliated companies. The policy adopted for providing non-audit related services to Itaú Unibanco is based on principles that preserve the independence of Independent Auditors, all of which were considered in the provision of the referred services, including the approval by the Audit Committee.

11)	BACEN - Circular No. 3,068/01

Itaú Unibanco hereby represents to have the financial capacity and the intention to hold to maturity securities classified under the line “held-to-maturity securities” in the balance sheet, in the amount of R$ 10.1 billion, corresponding to 3.4% of total securities held.

12)	IFRS (International Financial Reporting Standards)

We disclose the complete financial statements in compliance with the international financing reporting standards (IFRS), at the same date of this publication, pursuant to CVM/SEP Circular Letter 01/13. In 2013, we were the leaders in the ranking of the study Company Reporting IFRS Annual Report Benchmarking, a report that analyses, on an independent, technical and detailed basis, the financial information disclosed by the companies and their competitors. Our report was recognized by the continuous presentation of financial information in line with regulatory requirements, and with a quality considered superior when compared with our domestic and international peers.

13)	ACKNOWLEDGMENTS

We thank our employees for their determination and skills which have been essential to reaching consistent and differentiated results, and our stockholders and clients for their trust.

(Approved at the Board of Directors' Meeting of February 03, 2014).

ITAÚ UNIBANCO HOLDING S.A.

BOARD OF DIRECTORS	EXECUTIVE BOARD
Chairman	Chief Executive Officer
Pedro Moreira Salles	Roberto Egydio Setubal

Vice-Chairmen	Executive Vice-Presidents
Alfredo Egydio Arruda Villela Filho	Alfredo Egydio Setubal (*)
Roberto Egydio Setubal	Candido Botelho Bracher

Members	Executive Directors
Alfredo Egydio Setubal	Caio Ibrahim David
Candido Botelho Bracher	Claudia Politanski
Demosthenes Madureira de Pinho Neto	Eduardo Mazzilli de Vassimon
Gustavo Jorge Laboissière Loyola	Ricardo Baldin
Henri Penchas
Israel Vainboim
Nildemar Secches
Pedro Luiz Bodin de Moraes	Directors
Ricardo Villela Marino	Alexsandro Broedel Lopes
Ana Tereza de Lima e Silva Prandini
Eduardo Hiroyuki Miyaki
Emerson Macedo Bortoloto
AUDIT COMMITTEE	Robert George Stribling
President	Rodrigo Luis Rosa Couto
Gustavo Jorge Laboissière Loyola	Rogério Paulo Calderón Peres

Members
Alkimar Ribeiro Moura	(*) Investor Relations Director
Geraldo Travaglia Filho
Guy Almeida Andrade
Luiz Alberto Fiore

FISCAL COUNCIL
President
Iran Siqueira Lima

Members
Alberto Sozin Furuguem	Accountant
Luiz Alberto de Castro Falleiros	Reginaldo José Camilo
CRC-1SP – 114.497/O-9

ITAÚ UNIBANCO S.A.

Chief Executive Officer and General Manager	Directors (continued)
Roberto Egydio Setubal	Fernando Barçante Tostes Malta
Fernando Della Torre Chagas
Executive Vice-Presidents	Fernando José Costa Teles
Alexandre de Barros	Fernando Mattar Beyruti
Alfredo Egydio Setubal	Flávio Delfino Júnior
Caio Ibrahim David	Francisco Vieira Cordeiro Neto
Claudia Politanski	Gabriel Amado de Moura
Eduardo Mazzilli de Vassimon	Guilherme Martins Vasconcelos
José Castro Araújo Rudge	Henrique Pinto Echenique
Márcio de Andrade Schettini	João Antonio Dantas Bezerra Leite
Marco Ambrogio Crespi Bonomi	Jorge Luiz Viegas Ramalho
Ricardo Villela Marino	José Félix Valencia Ríos
José Isern
Executive Directors	José Virgilio Vita Neto
André Sapoznik	Leila Cristiane Barboza Braga de Melo
Carlos Eduardo Monico	Leon Gottlieb
Fernando Marsella Chacon Ruiz	Luís Eduardo Gross Siqueira Cunha
Flávio Augusto Aguiar de Souza	Luís Tadeu Mantovani Sassi
Gustavo Adolfo Funcia Murgel	Luiz Antonio Nogueira de França
Luís Antonio Rodrigues	Luiz Eduardo Loureiro Veloso
Luís Fernando Staub	Luiz Fernando Butori Reis dos Santos
Milton Maluhy Filho	Luiz Severiano Ribeiro
Marcello Siniscalchi
Directors	Marcelo Boock
Adilso Martins de Lima	Marcelo Luis Orticelli
Adriano Cabral Volpini	Marco Antonio Sudano
Alberto Fernandes	Marcos Antônio Vaz de Magalhães
Alexsandro Broedel Lopes	Marcos Vanderlei Belini Ferreira
Álvaro de Alvarenga Freire Pimentel	Mario Luiz Amabile
Ana Carla Abrão Costa	Messias dos Santos Esteves
Ana Tereza de Lima e Silva Prandini	Osvaldo José Dal Fabbro
Andréa Matteucci Pinotti Cordeiro	Paulo Meirelles de Oliveira Santos
Carlos Eduardo de Castro	Renata Helena de Oliveira Tubini
Carlos Eduardo Maccariello	Ricardo Lima Soares
Carlos Henrique Donegá Aidar	Ricardo Orlando
Carlos Orestes Vanzo	Ricardo Ribeiro Mandacaru Guerra
Cesar Padovan	Ricardo Urquijo Lazcano
Cícero Marcus de Araújo	Roberto Fernando Vicente
Cintia Carbonieri Araújo	Rodrigo Luis Rosa Couto
Claudio César Sanches	Rogério Carvalho Braga
Cláudio José Coutinho Arromatte	Rogério Paulo Calderón Peres
Cristiane Magalhães Teixeira Portella	Romildo Gonçalves Valente
Cristina Cestari Spada	Rooney Silva
Daniel Luiz Gleizer	Sergio Guillinet Fajerman
Edilson Pereira Jardim	Sergio Souza Fernandes Junior
Fabiana Pascon Bastos	Wagner Bettini Sanches

BANCO ITAÚ BBA S.A.

BOARD OF DIRECTORS

Chairman	Directors
Roberto Egydio Setubal	Alberto Zoffmann do Espírito Santo
Alexandre Enrico Silva Figliolino
Vice-Chairmen	André Carvalho Whyte Gailey
Alfredo Egydio Setubal	André Ferrari
Candido Botelho Bracher	Caio Ibrahim David
Cristiano Rogério Cagne
Members	Eduardo Cardoso Armonia
Antonio Carlos Barbosa de Oliveira	Eduardo Corsetti
Caio Ibrahim David	Elaine Cristina Zanatta Rodrigues Vasquinho
Eduardo Mazzilli de Vassimon	Emerson Savi Junqueira
Henri Penchas	Fabio Massashi Okumura
João Dionísio Filgueira Barreto Amoêdo	Flávio Delfino Júnior
Gilberto Frussa
Ilan Goldfajn
EXECUTIVE BOARD	João Carlos de Gênova
Chief Executive Officer	Luiz Felipe Monteiro Arcuri Trevisan
Candido Botelho Bracher	Marcello Peccinini de Chiaro
Marcelo Ariel Rosenhek
Managing Vice-Presidents	Marco Antônio Sudano
Alberto Fernandes	Mário Lúcio Gurgel Pires
Daniel Luiz Gleizer	Mário Luís Brugnetti
Jean-Marc Robert Nogueira Baptista Etlin	Thales Ferreira Silva
Vanessa Lopes Reisner
Executive Directors
Álvaro de Alvarenga Freire Pimentel
André Luís Teixeira Rodrigues
Fernando Fontes Iunes
José Augusto Durand

ITAÚ SEGUROS S.A.

Chief Executive Officer
Fernando José Costa Teles

Directors
Adriano Cabral Volpini
Alexsandro Broedel Lopes
Antonio Eduardo Márquez de Figueiredo Trindade
Cláudio José Coutinho Arromatte
Fernando Barçante Tostes Malta (*)
Henrique Pinto Echenique
Mario Luiz Amabile

(*) Elected at O/EGM on August 14, 2013. Awaiting Susep approval.

ITAÚ UNIBANCO HOLDING S.A.
Consolidated Balance Sheet (Note 2a)
(In thousands of Reais)

	Note	12/31/2013	12/31/2012
Assets
Current assets		799,706,362	742,223,042
Cash and cash equivalents		16,576,023	13,967,096
Interbank investments	4b and 6	158,826,440	181,636,483
Money market		131,180,802	155,456,244
Money market – Assets Guaranteeing Technical Provisions - SUSEP	11b	2,624,798	2,750,763
Interbank deposits		25,020,840	23,429,476
Securities and derivative financial instruments	4c, 4d and 7	223,511,178	203,186,230
Own portfolio		56,857,141	77,843,120
Subject to repurchase commitments		47,565,537	19,937,168
Pledged in guarantee		11,075,905	4,879,713
Securities under resale agreements with free movement		11,514	636,370
Deposited with the Central Bank		11,987,650	11,672,854
Derivative financial instruments		6,935,709	6,893,500
Assets guaranteeing technical provisions - PGBL/VGBL fund quotas	11b	82,393,950	75,146,080
Assets guaranteeing technical provisions – other securities	11b	6,683,772	6,177,425
Interbank accounts		77,369,886	63,917,021
Pending settlement		164,360	95,963
Central Bank deposits		77,010,281	63,701,372
National Housing System (SFH)		2,606	1,808
Correspondents		192,639	102,185
Interbank onlending		-	15,693
Interbranch accounts		7,063	4,859
Loan, lease and other credit operations	8	219,061,125	193,306,500
Operations with credit granting characteristics	4e	232,519,255	208,823,816
(Allowance for loan losses)	4f	(13,458,130)	(15,517,316)
Other receivables		100,971,335	82,776,403
Foreign exchange portfolio	9	43,951,920	29,760,887
Income receivable		1,758,046	1,402,580
Transactions with credit card issuers	4e	22,640,178	20,780,666
Receivables from insurance and reinsurance operations	4m I and 11b	5,191,906	4,407,167
Negotiation and intermediation of securities		2,215,461	2,641,614
Sundry	13a	25,213,824	23,783,489
Other assets	4g	3,383,312	3,428,450
Assets held for sale		165,711	161,834
(Valuation allowance)		(49,006)	(44,455)
Unearned premiums of reinsurance	4m I	767,071	589,585
Prepaid expenses	4g and 13b	2,499,536	2,721,486

Long-term receivables		288,424,219	258,988,972
Interbank investments	4b and 6	826,286	397,453
Money market		194,549	1,336
Interbank deposits		631,737	396,117
Securities and derivative financial instruments	4c, 4d and 7	73,822,582	72,987,628
Own portfolio		42,923,179	44,074,674
Subject to repurchase commitments		19,808,340	16,075,672
Pledged in guarantee		599,067	2,696,950
Derivative financial instruments		5,445,663	5,619,759
Assets guaranteeing technical provisions – other securities	11b	5,046,333	4,520,573
Interbank accounts - National Housing System (SFH)		722,982	687,757
Loan, lease and other credit operations	8	166,802,683	145,233,501
Operations with credit granting characteristics	4e	179,715,738	157,461,123
(Allowance for loan losses)	4f	(12,913,055)	(12,227,622)
Other receivables		44,336,778	37,949,650
Foreign exchange portfolio	9	2,096,782	1,198,809
Sundry	13a	42,239,996	36,750,841
Other assets	4g	1,912,908	1,732,983
Unearned premiums of reinsurance	4m I	281,971	117,838
Prepaid expenses	4g and 13b	1,630,937	1,615,145
Permanent assets		17,590,729	13,212,662
Investments	4h and 15a Il	3,438,743	2,956,473
Investments in affiliates and jointly controlled entities		2,990,486	2,144,095
Other investments		698,123	1,080,893
(Allowance for losses)		(249,866)	(268,515)
Real estate in use	4i and 15b	6,510,912	5,565,701
Real estate in use		3,949,103	3,431,010
Other fixed assets		10,447,418	9,141,039
(Accumulated depreciation)		(7,885,609)	(7,006,348)
Goodwill	4j and 15b	1,921,230	101,424
Intangible assets	4k and 15b	5,719,844	4,589,064
Acquisition of rights to credit payroll		1,151,960	1,479,325
Other intangible assets		6,541,682	4,999,422
(Accumulated amortization)		(1,973,798)	(1,889,683)
Total assets		1,105,721,310	1,014,424,676

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Balance Sheet (Note 2a)

(In thousands of Reais)

Liabilities	Note	12/31/2013	12/31/2012
Current liabilities		604,738,307	545,122,293
Deposits	4b and 10b	208,538,406	175,658,059
Demand deposits		42,891,432	34,916,237
Savings deposits		106,166,141	83,451,406
Interbank deposits		7,823,474	7,393,566
Time deposits		51,657,359	49,896,850
Deposits received under securities repurchase agreements	4b and 10c	174,095,581	178,532,280
Own portfolio		98,001,810	70,690,482
Third-party portfolio		76,081,355	106,528,933
Free portfolio		12,416	1,312,865
Funds from acceptances and issuance of securities	4b and 10d	22,692,798	31,571,699
Real estate, mortgage, credit and similar notes		17,218,089	22,804,423
Debentures		-	1,569,053
Foreign borrowings through securities		5,474,709	7,198,223
Interbank accounts		613,232	288,334
Pending settlement		175,766	108,326
Correspondents		437,466	180,008
Interbranch accounts		4,504,227	4,690,600
Third-party funds in transit		4,470,142	4,467,247
Internal transfer of funds		34,085	223,353
Borrowings and onlending	4b and 10e	38,577,030	30,762,634
Borrowings		25,804,025	18,902,188
Onlending		12,773,005	11,860,446
Derivative financial instruments	4d and 7g	5,711,481	5,538,292
Technical provision for insurance, pension plan and capitalization	4m II and 11a	11,985,260	11,544,418
Other liabilities		138,020,292	106,535,977
Collection and payment of taxes and contributions		204,980	399,009
Foreign exchange portfolio	9	44,241,826	29,898,547
Social and statutory	16b II	3,209,028	3,058,887
Tax and social security contributions	4n 4o and 14c	7,906,770	8,684,089
Negotiation and intermediation of securities		5,745,717	4,252,959
Credit card operations	4e	54,254,423	45,109,552
Subordinated debt	10f	6,133,405	3,378,594
Sundry	13c	16,324,143	11,754,340
Long-term liabilities		416,929,610	393,042,637
Deposits	4b and 10b	65,845,056	67,541,530
Interbank deposits		371,016	206,700
Time deposits		65,474,040	67,334,830
Deposits received under securities repurchase agreements	4b and 10c	118,083,596	110,285,541
Own portfolio		93,041,434	93,078,835
Free portfolio		25,042,162	17,206,706
Funds from acceptances and issuance of securities	4b and 10d	23,563,592	23,535,880
Real estate, mortgage, credit and similar notes		12,978,555	14,734,730
Foreign borrowings through securities		10,585,037	8,801,150
Borrowings and onlending	4b and 10e	38,076,272	28,362,573
Borrowings		7,833,763	4,175,006
Onlending		30,242,509	24,187,567
Derivative financial instruments	4d and 7g	5,708,443	5,590,025
Technical provision for insurance, pension plan and capitalization	4m II and 11a	90,074,635	81,665,475
Other liabilities		75,578,016	76,061,613
Foreign exchange portfolio	9	2,066,170	1,205,499
Tax and social security contributions	4n, 4o and 14c	11,025,197	12,927,665
Subordinated debt	10f	49,505,657	50,993,531
Sundry	13c	12,980,992	10,934,918
Deferred income	4p	1,125,454	1,137,364
Minority interest in subsidiaries	16e	1,903,455	902,773
Stockholders' equity	16	81,024,484	74,219,609
Capital		60,000,000	45,000,000
Capital reserves		870,456	843,694
Revenue reserves		23,543,151	28,392,526
Asset valuation adjustment	4c, 4d and 7d	(1,534,691)	1,506,889
(Treasury shares)		(1,854,432)	(1,523,500)
Total liabilities and stockholders' equity		1,105,721,310	1,014,424,676

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Income (Note 2a)

(In thousands of Reais)

	Note	2nd Half of 2013	01/01 to 12/31/2013	01/01 to 12/31/2012
Income from financial operations		50,932,595	93,821,387	99,878,400
Loan, lease and other credit operations		30,156,274	58,838,600	60,164,320
Securities and derivative financial instruments		14,374,224	25,337,337	25,802,821
Financial income from insurance, pension plan and capitalization operations	11c	3,127,923	3,893,154	7,144,322
Foreign exchange operations		693,897	1,324,714	1,282,510
Compulsory deposits		2,580,277	4,427,582	5,484,427
Expenses of financial operations		(27,490,733)	(48,702,020)	(49,382,303)
Money market		(22,659,492)	(41,599,430)	(40,426,110)
Financial expenses on technical provisions for insurance, pension plan and capitalization	11c	(2,896,035)	(3,436,407)	(6,513,361)
Borrowings and onlending		(1,935,206)	(3,666,183)	(2,442,832)
Income from financial operations before loan and losses		23,441,862	45,119,367	50,496,097
Result of allowance for loan losses	8d I	(6,090,657)	(13,594,752)	(19,361,924)
Expenses for allowance for loan losses		(8,802,961)	(18,655,034)	(24,025,146)
Income from recovery of credits written off as loss		2,712,304	5,060,282	4,663,222
Gross income from financial operations		17,351,205	31,524,615	31,134,173
Other operating revenues (expenses)		(6,053,222)	(11,768,682)	(14,844,755)
Banking service fees	13d	8,825,508	16,811,469	14,488,226
Asset management		1,878,627	3,574,508	3,083,627
Current account services		372,138	735,242	670,076
Credit cards		3,987,109	7,601,799	6,157,299
Sureties and credits granted		956,317	1,777,427	1,594,746
Receipt services		728,599	1,430,044	1,439,626
Other		902,718	1,692,449	1,542,852
Income from bank charges	13e	3,794,712	7,254,545	5,825,110
Result from insurance, pension plan and capitalization operations	11c	1,766,993	3,527,681	2,990,015
Personnel expenses	13f	(7,938,066)	(15,329,410)	(14,026,524)
Other administrative expenses	13g	(7,990,164)	(15,086,621)	(14,192,242)
Tax expenses	4o and 14a II	(2,147,496)	(4,328,034)	(4,485,391)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a lll	675,149	834,281	335,375
Other operating revenues	13h	805,601	956,660	278,319
Other operating expenses	13i	(3,845,459)	(6,409,253)	(6,057,643)
Operating income		11,297,983	19,755,933	16,289,418
Non-operating income	13j	31,745	36,949	1,241,506
Income before taxes on income and profit sharing		11,329,728	19,792,882	17,530,924
Income tax and social contribution	4o and 14a I	(2,460,138)	(3,702,009)	(3,223,966)
Due on operations for the period		(4,088,842)	(8,191,220)	(8,075,972)
Related to temporary differences		1,628,704	4,489,211	4,852,006
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		(137,232)	(258,857)	(159,026)
Minority interest in subsidiaries	16e	(91,947)	(136,267)	(553,992)
Net income		8,640,411	15,695,749	13,593,940
Weighted average of the number of outstanding shares	16a		4,965,679,803	4,969,755,788
Net income per share – R$			3.16	2.74
Book value per share - R$ (outstanding at 12/31)			16.34	14.93

Supplementary information

Exclusion of nonrecurring effects	2a and 22k		140,071	448,761
Net income without nonrecurring effects			15,835,820	14,042,701
Net income per share – R$			3.19	2.83

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Cash Flows

(In thousands of Reais)

	NOTE	2nd Half of 2013	01/01 to 12/31/2013	01/01 to 12/31/2012
Adjusted net income		17,165,220	34,149,396	40,161,679
Net income		8,640,411	15,695,749	13,593,940
Adjustments to net income:		8,524,809	18,453,647	26,567,739
Granted options recognized		103,349	211,661	202,903
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)	7h	(1,007,879)	224,963	(510,793)
Effects of changes in exchange rates on cash and cash equivalents		(1,363,077)	(2,590,114)	(1,546,322)
Allowance for loan losses		8,802,961	18,655,034	24,025,146
Interest and foreign exchange expense from operations with subordinated debt		1,428,682	4,813,545	4,292,776
Interest expense from operations with debentures		10,342	41,345	138,213
Financial expenses on technical provisions for pension plan and capitalization		2,896,035	3,436,407	6,513,361
Depreciation and amortization	15b	1,177,013	2,334,895	2,212,352
Interest expense from provision for contingent and legal liabilities	12b	362,970	800,762	1,178,185
Provision for contingent and legal liabilities	12b	2,796,625	4,533,583	4,792,699
Interest income from escrow deposits	12b	(151,167)	(265,342)	(302,443)
Deferred taxes		(1,628,704)	(4,489,211)	(4,852,006)
Equity in earnings of affiliates, jointly controlled entities and other investments	15a lll	(675,149)	(834,281)	(335,375)
Interest and foreign exchange income from available-for-sale securities		(4,306,056)	(8,481,677)	(4,724,666)
Interest and foreign exchange income from held-to-maturity securities		(338,907)	(544,844)	(494,548)
(Gain) loss from sale of available-for-sale financial assets	7i	383,138	540,203	(2,570,928)
(Gain) loss from sale of investments		(68,811)	(68,136)	(1,876,222)
(Gain) loss from sale of foreclosed assets		6,284	(796)	(54,676)
(Gain) loss from sale of fixed assets		2,936	9,278	20,182
Minority interest		91,947	136,267	553,992
Other		2,277	(9,895)	(94,092)
Change in assets and liabilities		7,196,787	1,555,034	7,729,952
(Increase) decrease in assets		(29,010,025)	(52,357,024)	(117,239,870)
Interbank investments		30,648,929	23,200,236	(67,800,614)
Securities and derivative financial instruments (assets/liabilities)		(13,287,906)	(7,779,386)	(39,923,035)
Compulsory deposits with the Central Bank of Brazil		(11,326,229)	(13,308,909)	34,351,182
Interbank and interbranch accounts (assets/liabilities)		(137,907)	(43,017)	892,571
Loan, lease and other credit operations		(35,451,101)	(56,581,076)	(42,936,247)
Other receivables and other assets		48,698	120,881	(3,072,118)
Foreign exchange portfolio and negotiation and intermediation of securities (assets/liabilities)		495,491	2,034,247	1,248,391
(Decrease) increase in liabilities		36,206,812	53,912,058	124,969,822
Deposits		27,412,754	29,251,881	563,167
Deposits received under securities repurchase agreements		2,910,586	3,396,418	99,999,284
Funds for issuance of securities		(6,418,889)	(7,282,136)	3,020,108
Borrowings and onlending		7,498,237	17,512,360	2,523,147
Credit card operations (assets/liabilities)		4,110,016	1,425,587	1,559,532
Technical provision for insurance, pension plan and capitalization		904,053	4,282,056	11,970,124
Collection and payment of taxes and contributions		(4,545,539)	(211,970)	(456,966)
Other liabilities		4,314,909	5,566,628	5,490,273
Deferred income		20,685	(28,766)	301,153
Payment of income tax and social contribution		(2,760,258)	(6,756,266)	(6,642,631)
Net cash provided by (used in) operating activities		21,601,749	28,948,163	41,249,000
Interest on capital / dividends received from affiliated companies		164,539	220,106	203,815
Funds received from sale of available-for-sale securities		12,652,191	29,816,357	17,771,413
Funds received from redemption of held-to-maturity securities		205,997	464,953	397,375
Disposal of assets not for own use		60,785	110,098	138,629
Disposal of investments		416,198	555,706	1,909,821
Sale of fixed assets		42,047	60,253	226,355
Termination of intangible asset agreements		201,253	201,865	183,546
Purchase of available-for-sale securities		(19,861,480)	(39,375,791)	(51,879,179)
Purchase of held-to-maturity securities		(171,085)	(584,899)	(103)
Cash and cash equivalents net assets and liabilities due from Credicard acquisition	2c	(2,874,603)	(2,874,603)	-
Purchase of investments		(429,275)	(488,083)	(852,519)
Purchase of fixed assets	15b	(1,480,252)	(2,514,902)	(1,913,062)
Purchase of intangible assets	15b	(1,162,027)	(1,663,720)	(1,794,384)
Net cash provided by (used in) invesment activities		(12,235,713)	(16,072,661)	(35,608,293)
Increase in subordinated debt		-	-	23,998,330
Decrease in subordinated debt		396,953	(3,546,608)	(12,893,465)
Increase in debentures		-	-	1,500,000
Decrease in debentures		(537,325)	(1,610,398)	(1,107,956)
Change in minority interest	16e	47,641	410,935	51,590
Acquisition of minority interest in Redecard S.A.	2c	-	-	(11,752,193)
Granting of stock options		72,718	215,310	208,603
Purchase of treasury shares		(406,324)	(662,215)	(122,333)
Dividends and interest on capital paid to minority interests		(32,252)	(37,408)	(377,789)
Dividends and interest on capital paid		(1,822,758)	(5,368,868)	(5,206,470)
Net cash provided by (used in) financing activities		(2,281,347)	(10,599,252)	(5,701,683)

Net increase (decrease) in cash and cash equivalents		7,084,689	2,276,250	(60,975)

Cash and cash equivalents at the beginning of the period		37,354,428	40,935,830	37,616,895
Effects of changes in exchange rates on cash and cash equivalents		1,363,077	2,590,114	1,546,322
Cash and cash equivalents at the end of the period	4a and 5	45,802,194	45,802,194	39,102,242

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Consolidated Statement of Added Value

(In thousands of Reais)

	Note	2nd Half of 2013	01/01 to 12/31/2013		01/01 to 12/31/2012
Income		61,385,064	110,132,506		105,339,652
Financial operations		50,932,595	93,821,387		99,878,400
Banking services		12,620,220	24,066,014		20,313,336
Result from insurance, pension plan and capitalization operations		1,766,993	3,527,681		2,990,015
Result of loan losses	8d	(6,090,657)	(13,594,752)		(19,361,924)
Other		2,155,913	2,312,176		1,519,825
Expenses		(31,336,192)	(55,111,273)		(55,439,946)
Financial operations		(27,490,733)	(48,702,020)		(49,382,303)
Other		(3,845,459)	(6,409,253)		(6,057,643)
Inputs purchased from third parties		(6,447,539)	(12,105,991)		(11,564,430)
Materials, energy and others	13g	(187,004)	(355,566)		(385,785)
Third-party services	13g	(1,670,426)	(3,260,045)		(3,301,855)
Other		(4,590,109)	(8,490,380)		(7,876,790)
Data processing and telecommunications	13g	(1,940,982)	(3,700,611)		(3,524,268)
Advertising, promotions and publication	13g	(873,105)	(1,341,428)		(926,005)
Installations		(632,567)	(1,215,646)		(1,253,570)
Transportation	13g	(228,181)	(453,940)		(499,697)
Security	13g	(278,226)	(548,632)		(510,974)
Travel expenses	13g	(105,637)	(194,133)		(187,722)
Other		(531,411)	(1,035,990)		(974,554)
Gross added value		23,601,333	42,915,242		38,335,276
Depreciation and amortization	13g	(957,404)	(1,880,687)		(1,653,696)
Net added value produced by the company		22,643,929	41,034,555		36,681,580
Added value received from transfer	15a lll	675,149	834,281		335,375
Total added value to be distributed		23,319,078	41,868,836		37,016,955
Distribution of added value		23,319,078	41,868,836		37,016,955
Personnel		7,212,960	13,932,896	33.3%	12,570,570	34.0%
Compensation		5,798,840	11,137,963	26.6%	10,583,111	28.6%
Benefits		1,101,931	2,153,607	5.1%	1,294,717	3.5%
FGTS – government severance pay fund		312,189	641,326	1.5%	692,742	1.9%
Taxes, fees and contributions		6,788,539	11,003,981	26.3%	9,324,337	25.2%
Federal		6,318,086	10,108,194	24.1%	8,551,437	23.1%
State		7,410	12,553	0.0%	21,889	0.1%
Municipal		463,043	883,234	2.1%	751,011	2.0%
Return on third parties’ assets - Rent		585,221	1,099,943	2.6%	974,116	2.6%
Return on own assets		8,732,358	15,832,016	37.8%	14,147,932	38.2%
Dividends and interest on capital		1,905,509	3,245,818	7.8%	3,448,944	9.3%
Retained earnings (loss) for the period		6,734,902	12,449,931	29.7%	10,144,996	27.4%
Minority interest in retained earnings		91,947	136,267	0.3%	553,992	1.5%

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Balance Sheet

(In thousands of Reais)

Assets	Note	12/31/2013	12/31/2012
Current assets		15,446,870	13,705,257
Cash and cash equivalents		171,746	15,883
Interbank investments	4b and 6	470,688	1,009,894
Money market		81,135	125,631
Interbank deposits		389,553	884,263
Securities and derivative financial instruments - Own portfolio	4c, 4d and 7	11,942,582	10,414,705
Other receivables		2,856,739	2,264,677
Income receivable	15a I	2,407,354	1,912,525
Sundry	13a	449,385	352,152
Other assets – prepaid expenses	4g	5,115	98
Long-term receivables		37,978,466	32,972,061
Interbank invesments – interbank deposits	4b and 6	37,677,990	32,519,737
Other receivables - sundry	13a	300,476	452,324
Permanent assets		56,162,764	58,231,645
Investments		56,162,662	58,231,446
Investments in subsidiaries	4h and 15a I	56,162,662	58,231,446
Real estate in use	4i	102	199
Total assets		109,588,100	104,908,963
Liabilities
Current liabilities		1,645,489	1,629,845
Deposits - interbank deposits	4b and 10b	106,540	-
Funds from acceptance and issuance of securities	4b and 10d	5,542	5,542
Other liabilities		1,533,407	1,624,303
Social and statutory	16b II	1,034,675	1,361,735
Tax and social security contributions	4n, 4o and 14c	212,479	1,836
Subordinated debt	10f	257,431	225,042
Sundry		28,822	35,690
Long-term liabilities		18,712,867	17,458,540
Funds from acceptance and issuance of securities	4b and 10d	500,000	500,000
Other liabilities		18,212,867	16,958,540
Tax and social security contributions	4n, 4o and 14c	1,052	1,079,500
Subordinated debt	10f	18,192,517	15,861,842
Sundry		19,298	17,198
Stockholders' equity	16	89,229,744	85,820,578
Capital		60,000,000	45,000,000
Capital reserves		870,456	843,694
Revenue reserves		31,748,411	39,993,495
Asset valuation adjustment	4c, 4d and 7d	(1,534,691)	1,506,889
(Treasury shares)		(1,854,432)	(1,523,500)
Total liabilities and stockholders' equity		109,588,100	104,908,963

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Income

(In thousands of Reais)

	Note	2nd Half of 2013	01/01 to 12/31/2013	01/01 to 12/31/2012
Income from financial operations		1,960,062	3,549,205	3,088,498
Securities and derivative financial instruments		1,960,062	3,549,205	3,088,498
Expenses of financial operations		(539,972)	(1,020,395)	(1,038,396)
Money market		(539,972)	(1,020,395)	(1,038,396)
Gross income from financial operations		1,420,090	2,528,810	2,050,102
Other operating revenues (expenses)		5,981,230	9,531,635	8,525,408
Personnel expenses		(110,404)	(225,981)	(208,521)
Other administrative expenses		(19,266)	(38,530)	(41,365)
Tax expenses	14a II	(38,494)	(149,596)	(201,843)
Equity in earnings of subsidiaries	15a I	6,027,810	9,849,993	9,040,708
Other operating revenues (expenses)		121,584	95,749	(63,571)
Operating income		7,401,320	12,060,445	10,575,510
Non-operating income		5,024	19,878	24,549
Income before taxes on income and profit sharing		7,406,344	12,080,323	10,600,059
Income tax and social contribution	4p	(798,936)	(407,592)	201,937
Due on operations for the period		99,330	32,930	70,770
Related to temporary differences		(898,266)	(440,522)	131,167
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976		(4,230)	(11,342)	(2,458)
Net income		6,603,178	11,661,389	10,799,538
Weighted average of the number of outstanding shares	16a		4,965,679,803	4,969,755,788
Net income per share – R$			2.35	2.17
Book value per share - R$ (outstanding at 12/31)			17.99	17.27

Supplementary information

Exclusion of nonrecurring effects	2a and 22k		140,071	448,761
Net income without nonrecurring effects			11,801,460	11,248,299
Net income per share – R$			2.38	2.26

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Changes in Stockholders’ Equity (Note 16)

(In thousands of Reais)

	Capital	Capital reserves	Revenue reserves	Asset valuation adjustment (Note 7d)	Retained earnings	(Treasury shares)	Total
BALANCES AT 07/01/2013	60,000,000	905,634	27,008,052	(598,077)	-	(1,616,663)	85,698,946
Change in adjustment to market value	-	-	-	-	-	(406,324)	(406,324)
Purchase of treasury shares	-	(138,527)	42,690	-	-	168,555	72,718
Granting of stock options	-	(138,527)	42,690	-	-	168,555	72,718
Granting of options recognized	-	103,349	-	-	-	-	103,349
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(550,754)	-	-	(550,754)
Remeasurements in liabilities of post-employment benefits	-	-	-	(385,860)	-	-	(385,860)
Net income	-	-	-	-	6,603,178	-	6,603,178
Appropriations:
Legal reserve	-	-	330,159	-	(330,159)	-	-
Statutory reserves	-	-	2,222,635	-	(2,222,635)	-	-
Dividends and interest on capital	-	-	2,144,875	-	(4,050,384)	-	(1,905,509)
BALANCES AT 12/31/2013	60,000,000	870,456	31,748,411	(1,534,691)	-	(1,854,432)	89,229,744
CHANGES IN THE PERIOD	-	(35,178)	4,740,359	(936,614)	-	(237,769)	3,530,798
Balance at 01/01/2012	45,000,000	763,413	34,422,444	(139,142)	-	(1,663,562)	78,383,153
Granting of stock options – exercised options	-	(122,622)	68,830	-	-	140,062	86,270
Purchase of treasury shares	-	-	-	-	-	(122,333)	(122,333)
Granting of stock options	-	(122,622)	68,830	-	-	262,395	208,603
Granting of options recognized	-	202,903	-	-	-	-	202,903
Addition to interest on capital paid on 03/13/2012 - year 2011	-	-	(1,450)	-	-	-	(1,450)
Payment of interest on capital on 03/13/2012 – declared after 12/31/2011	-	-	(1,846,923)	-	-	-	(1,846,923)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	1,646,031	-	-	1,646,031
Net income	-	-	-	-	10,799,538	-	10,799,538
Appropriations:
Legal reserve	-	-	539,977	-	(539,977)	-	-
Statutory reserves	-	-	5,083,013	-	(5,083,013)	-	-
Dividends and interest on capital	-	-	1,727,604	-	(5,176,548)	-	(3,448,944)
Balance at 12/31/2012	45,000,000	843,694	39,993,495	1,506,889	-	(1,523,500)	85,820,578
Changes in the period	-	80,281	5,571,051	1,646,031	-	140,062	7,437,425
Balance at 01/01/2013	45,000,000	843,694	39,993,495	1,506,889	-	(1,523,500)	85,820,578
Reserve Capitalization - ESM 04/19/2013	15,000,000	-	(15,000,000)	-	-	-	-
Purchase of treasury shares	-	-	-	-	-	(662,215)	(662,215)
Granting of stock options	-	(184,899)	68,926	-	-	331,283	215,310
Granting of options recognized	-	211,661	-	-	-	-	211,661
Addition to interest on capital paid on 03/14/2013 - year 2012	-	-	(1,977)	-	-	-	(1,977)
Payment of interest on capital on 03/14/2013 – declared after 12/31/2012 - R$ 0.3824 per share	-	-	(1,727,604)	-	-	-	(1,727,604)
Asset valuation adjustments:
Change in adjustment to market value	-	-	-	(2,663,221)	-	-	(2,663,221)
Remeasurements in liabilities of post-employment benefits	-	-	-	(378,359)	-	-	(378,359)
Net income	-	-	-	-	11,661,389	-	11,661,389
Appropriations:
Legal reserve	-	-	583,069	-	(583,069)	-	-
Statutory reserves	-	-	5,235,886	-	(5,235,886)	-	-
Dividends and interest on capital	-	-	2,596,616	-	(5,842,434)	-	(3,245,818)
Balance at 12/31/2013	60,000,000	870,456	31,748,411	(1,534,691)	-	(1,854,432)	89,229,744
Changes in the period	15,000,000	26,762	(8,245,084)	(3,041,580)	-	(330,932)	3,409,166

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Cash Flows

(In thousands of Reais)

	Note	2nd Half of 2013	01/01 to 12/31/2013	01/01 to 12/31/2012
Adjusted net income		3,140,430	5,903,069	2,938,452
Net income		6,603,178	11,661,389	10,799,538
Adjustments to net income:		(3,462,748)	(5,758,320)	(7,861,086)
Granting of options recognized		103,349	211,661	202,903
Interest and foreign exchange expense from operations with subordinated debt		1,549,527	3,396,297	1,052,355
Deferred taxes		898,266	440,522	(131,167)
Equity in earnings of subsidiaries	15a I	(6,027,810)	(9,849,993)	(9,040,708)
Amortization of goodwill		28,872	57,745	57,745
Effects of changes in exchange rates on cash and cash equivalents		(14,991)	(14,639)	(2,291)
Other		39	87	77
Change in assets and liabilities		(1,801,557)	(1,197,088)	266,533
(Increase) decrease in other receivables and other assets		(470,688)	(390,924)	(4,123)
(Decrease) increase in other liabilities		(1,330,869)	(806,164)	270,656
Net cash provided by (used in) operating activities		1,338,873	4,705,981	3,204,985
Interest on capital / dividends received		724,645	8,722,953	9,261,061
(Increase) decrease in interbank investments		1,555,311	(4,663,543)	(1,761,650)
(Increase) decrease in securities and derivative financial instruments (assets / liabilities)		(648,796)	(1,527,877)	(10,401,074)
(Purchase) sale of investments		(138,345)	(398,330)	(510,511)
(Purchase) sale of fixed assets		10	11	(33)
Net cash provided by (used in) investment activities		1,492,825	2,133,214	(3,412,207)
Increase (decrease) in deposits		4,610	106,540	(4,832,444)
Increase in subordinated debt		-	-	10,309,458
Decrease in subordinated debt		(544,626)	(1,033,234)	(472,378)
Granting of stock options		72,718	215,310	208,603
Purchase of treasury shares		(406,324)	(662,215)	(122,333)
Dividends and interest on capital paid		(1,822,758)	(5,368,868)	(5,206,470)
Net cash provided by (used in) financing activities		(2,696,380)	(6,742,467)	(115,564)

Net increase (decrease) in cash and cash equivalents		135,318	96,728	(322,786)

Cash and cash equivalents at the beginning of the period		102,571	141,514	462,009
Effects of changes in exchange rates on cash and cash equivalents		14,991	14,639	2,291
Cash and cash equivalents at the end of the period	4a and 5	252,881	252,881	141,514

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Statement of Added Value

(In thousands of Reais)

	Note	2nd Half of 2013	01/01 to 12/31/2013	01/01 to 12/31/2012
Income		4,024,933	6,042,921	3,270,754
Financial operations		1,960,062	3,549,205	3,088,498
Other		2,064,871	2,493,716	182,256
Expenses		(539,971)	(1,020,395)	(1,038,396)
Financial operations		(539,971)	(1,020,395)	(1,038,396)
Inputs purchased from third parties		(19,020)	(38,044)	(40,912)
Third-party services		(9,731)	(17,037)	(19,488)
Advertising, promotions and publication		(295)	(1,265)	(1,816)
Expenses for financial system services		(2,007)	(4,157)	(4,079)
Insurance		(2,668)	(5,307)	(4,054)
Other		(4,319)	(10,278)	(11,475)
Gross added value		3,465,942	4,984,482	2,191,446
Deprecitation and amortization		(42)	(88)	(77)
Net added value produced by the company		3,465,900	4,984,394	2,191,369
Added value received from transfer	15a I	6,027,810	9,849,993	9,040,708
Total added value to be distributed		9,493,710	14,834,387	11,232,077
Distribution of added value		9,493,710	14,834,387	11,232,077
Personnel		112,399	233,161	206,953
Compensation		111,336	231,023	204,300
Benefits		881	1,700	2,007
FGTS – government severance pay fund		182	438	646
Taxes, fees and contributions		2,777,926	2,939,440	225,210
Federal		2,777,924	2,939,402	225,194
Municipal		2	38	16
Return on third parties’ assets - rent		207	397	376
Return on own assets		6,603,178	11,661,389	10,799,538
Dividends and interest on capital		1,905,509	3,245,818	3,448,944
Retained earnings (loss) for the period		4,697,669	8,415,571	7,350,594

The accompanying notes are an integral part of these financial statements.

ITAÚ UNIBANCO HOLDING S.A.

Notes to the Financial Statements

Exercise from January 1 to December 31, 2013 and 2012

(In thousands of Reais)

Note 1 - Operations

Itaú Unibanco Holding S.A. (ITAÚ UNIBANCO HOLDING) is a publicly-held company which, together with its subsidiaries and affiliated companies, operates in Brazil and abroad, with all types of banking activities, through its commercial, investment, real estate loan, finance and investment credit, and lease portfolios, including foreign exchange operations, and other complementary activities, with emphasis on Insurance, Private Pension Plans, Capitalization, Securities Brokerage and Administration of Credit Cards, Consortia, Investment Funds and Managed Portfolios.

Note 2 – Presentation of the financial statements

a)	Presentation of the financial statements

The financial statements of ITAÚ UNIBANCO HOLDING and of its subsidiaries (ITAÚ UNIBANCO HOLDING CONSOLIDATED) have been prepared in accordance with accounting principles established by the Brazilian Corporate Law, including the amendments introduced by Laws No. 11,638, of December 28, 2007, and No. 11,941, of May 27, 2009, in conformity, when applicable, with instructions issued by the Central Bank of Brazil (BACEN), the National Monetary Council (CMN), the Brazilian Securities and Exchange Commission (CVM), the Superintendence of Private Insurance (SUSEP), the National Council of Private Insurance (CNSP) and the National Superintendence of Supplementary Pension – (PREVIC), which include the use of estimates necessary to calculate accounting provisions and valuation of financial assets.

In order to enable the analysis of the net income, the heading “Net income without nonrecurring effects” is presented below the Consolidated Statement of Income, and this effect is highlighted in a heading called “Exclusion of nonrecurring effects” (Note 22k).

As set forth in the sole paragraph of article 7 of BACEN Circular No. 3,068, of November 8, 2001, securities classified as trading securities (Note 4c) are presented in the Balance Sheet under Current Assets regardless of their maturity dates.

Lease Operations are presented, at present value, in the Balance Sheet, and the related income and expenses, which represent the financial result of these operations, are presented, grouped together, under loan, lease and other loan operations in the Statement of Income. Advances on exchange contracts are reclassified from Other Liabilities – Foreign exchange portfolio to Loan Operations. The foreign exchange result is presented on an adjusted basis, with the reclassification of expenses and income, in order to represent exclusively the impact of variations and differences of rates on the balance sheet accounts denominated in foreign currencies.

b)	Consolidation

As set forth in paragraph 1, article 2, of BACEN Circular Letter No. 2,804, of February 11, 1998, the financial statements of ITAÚ UNIBANCO HOLDING comprise the consolidation of its foreign branches and subsidiaries.

Intercompany transactions and balances and results have been eliminated on consolidation. The investment funds in which ITAÚ UNIBANCO HOLDING’s companies are the main beneficiaries or holders of principal obligations are consolidated. The investments in these fund portfolios are classified by type of transaction and were distributed by type of security, in the same categories in which these securities had been originally allocated. The effects of the foreign exchange variation on investments abroad are classified in the heading Securities and Derivative Financial Instruments in the Statement of Income.

The difference of Net Income and Stockholders’ Equity between ITAÚ UNIBANCO HOLDING and ITAÚ UNIBANCO HOLDING CONSOLIDATED (Note 16d) results from the adoption of different criteria for the amortization of goodwill originated on purchase of investments and in the record of transactions with minority stockholders where there is no change of control (Note 4q), net of the respective deferred tax assets.

In ITAÚ UNIBANCO HOLDING, the goodwill recorded in subsidiaries, mainly originated from the ITAÚ UNIBANCO merger, is being amortized based on the expected future profitability and appraisal reports or upon realization of the investment, according to the rules and guidance of CMN and BACEN.

In ITAÚ UNIBANCO HOLDING CONSOLIDATED, from January 1, 2010, the goodwill originated from the purchase of investments is no longer fully amortized in the consolidated financial statements (Note 4j). By 12/31/2009, goodwill generated had been fully amortized in the periods investments were made.

The consolidated financial statements comprise ITAÚ UNIBANCO HOLDING and its direct and indirect subsidiaries, among which we highlight:

				Interest in voting capital at		Interest in total capital at
		Incorporation country	Activity	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Banco Citicard S.A.	(Note 2c)	Brazil	Financial institution	100.00%	0.00%	100.00%	0.00%
CitiFinancial Promotora de Negócios e Cobrança S.A.	(Note 2c)	Brazil	Service	100.00%	0.00%	100.00%	0.00%
Banco Dibens S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaú Veículos S.A.	(1)	Brazil	Financial institution	100.00%	100.00%	100.00%	99.99%
Banco Investcred Unibanco S.A.	(2)	Brazil	Financial institution	50.00%	50.00%	50.00%	50.00%
Banco Itaú Argentina S.A.		Argentina	Financial institution	100.00%	100.00%	100.00%	99.99%
Banco Itaú BBA International S.A.	(3)	Portugal	Financial institution	0.00%	99.99%	0.00%	99.99%
Banco Itaú BBA S.A.		Brazil	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Chile		Chile	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú BMG Consignado S.A	(4) (Note 2c)	Brazil	Financial institution	70.00%	100.00%	70.00%	100.00%
Banco Itaú Europa Luxembourg S.A.		Luxembourg	Financial institution	100.00%	99.99%	100.00%	99.99%
Banco Itaú Paraguay S.A.		Paraguay	Financial institution	99.99%	99.99%	99.99%	99.99%
Banco Itaú Suisse S.A.		Switzerland	Financial institution	100.00%	99.99%	100.00%	99.99%
Banco Itaú Uruguay S.A.		Uruguay	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucard S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Banco Itaucred Financiamentos S.A.	(5)	Brazil	Financial institution	0.00%	100.00%	0.00%	100.00%
Banco Itauleasing S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Cia. Itaú de Capitalização		Brazil	Capitalization	100.00%	99.99%	100.00%	99.99%
Dibens Leasing S.A. - Arrendamento Mercantil		Brazil	Leasing	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Veículos Administradora de Consórcios Ltda.	(6)	Brazil	Consortia administrator	100.00%	99.99%	100.00%	99.99%
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento	(2)	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Hipercard Banco Múltiplo S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Administradora de Consórcios Ltda.		Brazil	Consortia administrator	100.00%	99.99%	100.00%	99.99%
Itaú Ásia Securities Ltd		Hong Kong	Broker	100.00%	100.00%	100.00%	100.00%
Itau Bank, Ltd.	(7)	Cayman Islands	Financial institution	100.00%	100.00%	100.00%	100.00%
Itau BBA Colombia S.A. Corporación Financiera		Colombia	Financial institution	99.99%	99.99%	99.99%	99.99%
Itaú BBA International PLC		United Kingdom	Financial institution	100.00%	99.99%	100.00%	99.99%
Itaú BBA USA Securities Inc.		United States	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Companhia Securitizadora de Créditos Financeiros		Brazil	Securitization	100.00%	99.99%	99.98%	99.98%
Itaú Corretora de Valores S.A.		Brazil	Broker	100.00%	100.00%	100.00%	100.00%
Itaú Distribuidora de Títulos e Valores Mobiliários S.A.		Brazil	Dealer	100.00%	100.00%	99.99%	99.99%
Itaú Japan Asset Management Limited		Japan	Asset Management	100.00%	100.00%	100.00%	100.00%
Itaú Middle East Limited		Arab Emirates	Advisory	100.00%	100.00%	100.00%	100.00%
Itaú Seguros S.A.		Brazil	Insurance	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Financeira S.A. - Crédito, Financiamento e Investimento	(8) (Note 2c)	Brazil	Consumer Finance Credit	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco S.A.		Brazil	Financial institution	100.00%	100.00%	100.00%	100.00%
Itaú Unibanco Serviços e Processamento de Informações Comerciais Ltda.		Brazil	Technology services	100.00%	100.00%	100.00%	100.00%
Itaú Vida e Previdência S.A.		Brazil	Pension Plan	100.00%	100.00%	100.00%	100.00%
Luizacred S.A. Soc. Cred. Financiamento Investimento	(2)	Brazil	Consumer Finance Credit	50.00%	50.00%	50.00%	50.00%
Redecard S.A. (Rede)		Brazil	Acquirer	100.00%	100.00%	100.00%	100.00%
Tarjetas Unisoluciones S. A. de Capital Variable		Mexico	Credit Card administrator	100.00%	100.00%	100.00%	100.00%

(1) New company name of Banco Fiat S.A.

(2) Joint ventures previously proportionately consolidated, fully consolidated as of 01/01/2013.

(3) Company merged in 02/01/2013 by Itaú BBA International PLC.

(4) New company name of Banco Banerj S.A..

(5) Company merged in 07/31/2013 by Itaú Unibanco S.A.

(6)New company name of Fiat Administradora de Consórcios Ltda.

(7) Does not include Redeemable Preferred Shares (Note 10f).

(8) New company name of FAI - Financeira Americana Itaú S.A. - Crédito, Financiamento e Investimento.

c)	Business development

BSF Holding S.A. (“Banco Carrefour”)

On April 23, 2012 the Central Bank of Brazil approved the Agreement for Purchase and Sale of Shares entered into on April 14, 2011 by ITAÚ UNIBANCO HOLDING and Carrefour Comércio e Indústria Ltda (“Carrefour Brasil”) in order to acquire 49% of BSF Holding S.A. (“Banco Carrefour”), for the amount of R$ 816,255 million, giving rise to a goodwill of R$ 580,301, through the transfer of shares on May 31, 2012.

FAI - Financeira Americanas Itaú S.A. Crédito, Financiamento e Investimento (“FAI”)

On August 9, 2012, ITAÚ UNIBANCO HOLDING informed that it would terminate its partnership with Lojas Americanas S.A. (“LASA”), entered into in 2005, for the offering, distribution and sale, on an exclusive basis by FAI (entity jointly controlled by ITAÚ UNIBANCO HOLDING and LASA), of financial, insurance and pension plan products and services to customers of LASA and its affiliated companies.

As a consequence of said termination, ITAÚ UNIBANCO HOLDING and LASA entered into, on this date, a purchase agreement and other covenants under which LASA has agreed (i) to sell to ITAÚ UNIBANCO HOLDING the total interest it held in the capital of FAI for the amount of R$ 95 million; and (ii) to acquire the operating rights held by FAI with respect to the offering, distribution and sale, on an exclusive basis, of financial products and services through the distribution channels of LASA and/or its affiliates, at the approximate amount of R$ 112 million. The completion of the transaction was subject to approval of the Central Bank of Brazil, which was obtained on December 27, 2012.

As a result of this transaction, FAI is no longer an entity controlled jointly by ITAÚ UNIBANCO HOLDING and LASA, becoming a whole-owned subsidiary of ITAÚ UNIBANCO HOLDING. At December 31, 2012 the balance of FAI’s balance sheet accounts were fully consolidated; the net income for 2012, however, was partially consolidated.

Redecard

On September 24, 2012, ITAÚ UNIBANCO HOLDING completed the auction of the Tender Public Offer (OPA) to cancel Redecard’s listed company register, pursuant to the OPA call notice published on August 23, 2012.

As a result of the auction and acquisition private, ITAÚ UNIBANCO HOLDING purchased, up to September 30, 2012, through its subsidiary Banestado Participações, Administração e Serviços Ltda., 298,989,237 common shares issued by Redecard, representing 44.4% of its capital, and as of now it holds 635,474,593 common shares, representing 94.4% of its capital. The shares were purchased for the unit price of R$ 35.00, totaling R$ 10,469,234 (including charges and brokerage).

With the purpose of completing the purchase of the remaining minority interest, ITAÚ UNIBANCO HOLDING acquired, by way of its subsidiary Banestado Participações, Administração e Serviços Ltda., 36,423,856 common shares (24,207,582 in October 2012; 9,893,659 in November 2012; and 2,322,615 in December 2012) for the amount, offered at the OPA of September 24, 2012, of R$ 35.00, plus SELIC variation for the period, redeemed 999,884 common shares and canceled 72,372 treasury shares, thus increasing its interest in the capital, from 94.4% to 100.0%, totaling the amount of R$ 1,282,959 (including fees and brokerage).

On October 18, 2012, the Securities and Exchange Commission (CVM) cancelled Redecard’s register as a publicly-held company.

Changes in ownership interest in a subsidiary, which do not result in loss of control, are accounted for as capital transactions and any difference between the amount paid and the amount corresponding to minority stockholders should be recognized directly in consolidated stockholders' equity - caption Revenue Reserve.

Association agreement with Banco BMG S.A.

On July 9, 2012 ITAÚ UNIBANCO HOLDING entered into an Association Agreement with Banco BMG S.A. ("BMG"), aiming at the offering, distribution and commercialization of payroll debit loans through the incorporation of a financial institution, the Banco Itaú BMG Consignado S.A. (“Itaú BMG Consignado”). After obtaining the previous approval required for starting operations, issued by the Administrative Council for Economic Defense (CADE) on October 17, 2012, the final documents were signed on December 13, 2012 and Banco BMG has been a stockholder of Itaú BMG Consignado since January 7, 2013. The completion of the operation was subject to the approval of the Central Bank of Brazil, which was obtained on April 18, 2013.

As a result of this transaction stockholders’ equity attributed to non-controlling stockholders increased by R$ 303.177.

Credicard

On May 14, 2013, Itaú Unibanco Holding, signed with Banco Citibank, a Share and Quotas Purchase Agreement for the acquisition of Banco Citicard S.A. and Citifinancial Promotora de Negócios e Cobranças Ltda., for the amount of R$ 2,948,410 (monetarily restated) , including “Credicard” brand. The transaction has given rise to a goodwill of R$ 1,878,840. The completion of this transaction was pending approval by the Central Bank of Brazil, which was obtained on December 12, 2013 and settled at December 20, 2013.

Banco Credicard and Citifinancial are these entities responsible for the supply and distribution of financial products and services under “Credicard” brand, principally personal loans and credit cards.

In view of this transaction, ITAÚ UNIBANCO HOLDING now fully consolidates Banco Citicard and Citifinancial Promotora de Negócios e Cobranças Ltda. in the consolidated financial statements as from December, 2013. The balances and results related to Credicard at December 31, 2013 are stated below:

Assets	ITAU UNIBANCO HOLDING without CREDICARD	CREDICARD + Eliminations	ITAU UNIBANCO HOLDING
Current and long-term assets	1,083,690,985	4,439,596	1,088,130,581
Cash and cash equivalents	16,540,426	35,597	16,576,023
Interbank investments	161,630,336	(1,977,610)	159,652,726
Securities and derivative financial instruments	297,320,327	13,433	297,333,760
Interbank accounts	78,092,868	-	78,092,868
Interbranch accounts	7,063	-	7,063
Loan, lease and other credit operations	378,974,948	6,888,860	385,863,808
Operations with credit granting characteristics	404,064,852	8,170,141	412,234,993
(Allowance for loan losses)	(25,089,904)	(1,281,281)	(26,371,185)
Other receivables	145,829,197	(521,084)	145,308,113
Foreign exchange portfolio	46,048,702	-	46,048,702
Transactions with credit card issuers	24,672,217	(2,032,039)	22,640,178
Sundry	75,108,278	1,510,955	76,619,233
Other assets	5,295,820	400	5,296,220
Permanent assets	18,349,620	(758,891)	17,590,729
Investments	4,508,222	(1,069,479)	3,438,743
Real estate in use	6,498,401	12,511	6,510,912
Goodwill	1,921,230	-	1,921,230
Intangible assets	5,421,767	298,077	5,719,844
Total assets	1,102,040,605	3,680,705	1,105,721,310

Liabilities	ITAU UNIBANCO HOLDING without CREDICARD	CREDICARD + Eliminations	ITAU UNIBANCO HOLDING
Current and long-term liabilities	1,018,015,816	3,652,101	1,021,667,917
Deposits	274,388,986	(5,524)	274,383,462
Deposits received under securities repurchase agreements	292,349,306	(170,129)	292,179,177
Funds from acceptances and issuance of securities	46,256,390	-	46,256,390
Interbank accounts	613,232	-	613,232
Interbranch accounts	4,504,227	-	4,504,227
Borrowings and onlending	76,637,373	15,929	76,653,302
Derivative financial instruments	11,419,924	-	11,419,924
Technical provision for insurance, pension plan and capitalization	102,059,895	-	102,059,895
Other liabilities	209,786,483	3,811,825	213,598,308
Foreign exchange portfolio	46,307,996	-	46,307,996
Credit card operations	51,470,799	2,783,624	54,254,423
Subordinated debt	55,639,062	-	55,639,062
Sundry	56,368,626	1,028,201	57,396,827
Deferred income	1,125,454	-	1,125,454
Minority interest in subsidiaries	1,903,455	-	1,903,455
Stockholders' equity	80,995,880	28,604	81,024,484
Capital	60,000,000	-	60,000,000
Capital reserves	870,456	-	870,456
Revenue reserves	23,514,547	28,604	23,543,151
Asset valuation adjustment	(1,534,691)	-	(1,534,691)
(Treasury shares)	(1,854,432)	-	(1,854,432)
Total liabilities and stockholders' equity	1,102,040,605	3,680,705	1,105,721,310

Consolidated Statement of Income	ITAU UNIBANCO HOLDING without CREDICARD	CREDICARD + Eliminations	ITAU UNIBANCO HOLDING
Income from financial operations	93,702,727	118,660	93,821,387
Expenses of financial operations	(48,690,064)	(11,956)	(48,702,020)
Income from financial operations before loan and losses	45,012,663	106,704	45,119,367
Result of allowance for loan losses	(13,530,824)	(63,928)	(13,594,752)
Gross income from financial operations	31,481,839	42,776	31,524,615
Other operating revenues (expenses)	(11,760,453)	(8,229)	(11,768,682)
Banking service fees	16,763,354	48,115	16,811,469
Income from bank charges	7,225,093	29,452	7,254,545
Result from insurance, pension plan and capitalization operations	3,527,681	-	3,527,681
Personnel expenses	(15,307,305)	(22,105)	(15,329,410)
Other administrative expenses	(15,024,656)	(61,965)	(15,086,621)
Tax expenses	(4,314,782)	(13,252)	(4,328,034)
Equity in earnings of affiliates, jointly controlled entities and other investments	834,281	-	834,281
Other operating revenues	951,541	5,119	956,660
Other operating expenses	(6,415,660)	6,407	(6,409,253)
Operating income	19,721,386	34,547	19,755,933
Non-operating income	19,872	17,077	36,949
Income before taxes on income and profit sharing	19,741,258	51,624	19,792,882
Income tax and social contribution	(3,678,989)	(23,020)	(3,702,009)
Profit sharing – Management Members - Statutory - Law No. 6,404 of 12/15/1976	(258,857)	-	(258,857)
Minority interest in subsidiaries	(136,267)	-	(136,267)
Net income	15,667,145	28,604	15,695,749

Cencosud S.A.

On June 17, 2013, Itaú Unibanco Holding, signed a Memorandum of Understanding with Cencosud S.A. (“Cencosud”), a Chilean retail chain, seeking a strategic alliance, to be implemented, for a period of 15 years.

The implementation of the transaction was contingent on compliance with certain conditions precedent including the approval of the appropriate regulatory authorities. Even though ITAÚ UNIBANCO HOLDING acted strictly in compliance with the provisions of the Memorandum of Understanding entered into by the parties and made the best efforts in the negotiation of the definitive agreements with Cencosud, this negotiation was not successful, and therefore the intended partnership will not be closed.

BMG Seguradora S.A.

On June 25, 2013, ITAÚ UNIBANCO HOLDING, whereby Banco Itaú BMG Consignado S.A. (“JV”), which is a entity indirectly controlled by ITAÚ UNIBANCO HOLDING signed a Share Purchase Agreement with controlling shareholders of Banco BMG S.A. (“Sellers”) whereby JV agreed to acquire 99.996% of the shares issued by BMG Seguradora S.A..

BMG Seguradora generated R$ 62.6 million in retained premiums during 2012 and, from January to May 2013, a retained premiums’ volume of R$ 42.4 million, 77% higher than the volume generated during the same period of 2012.

BMG Seguradora celebrated exclusivity agreements with Banco BMG S.A and the JV for the purpose of distributing insurance products to be offered jointly with the products distributed by such financial institutions.

The approval by the Central Bank was obtained on December 19, 2013 and the transaction was settled on January 27, 2014 in the amount of R $ 88,138. Such acquisition is not expected to have any significant accounting impact on the results of ITAÚ UNIBANCO HOLDING, which will consolidate the transaction in its financial statements.

Citibank N.A. Uruguay Branch

On June 28, 2013, ITAU UNIBANCO HOLDING, whereby its subsidiary Banco Itaú Uruguay S.A. (“BIU”) executed hereof a binding agreement with Citibank N.A. Uruguay Branch (“Citi”) establishing the rules for the acquisition by BIU of the retail business conducted by Citi in Uruguay.

As result of this transaction, BIU will assume a portfolio of more than 15,000 clients in Uruguay related to the retail business (bank accounts, saving and term deposits). The acquired assets include mainly the credit card operations conducted by Citi in Uruguay under the Visa, Mastercard and Diners brand, which is represented in 2012 slightly more than 6% of the Uruguayan market share.

The amount involved in the transaction is not material for ITAU UNIBANCO HOLDING and, therefore, will not cause any material accounting effect in its results.

The closing of the transaction is subject to this fulfillment of certain conditions precedent, including the approval by competent regulatory authorities.

Partnership with Fiat

On August 20, 2013, ITAU UNIBANCO HOLDING informed that it renewed for another 10 years, by means of its subsidiary Itaú Unibanco S.A., the commercial cooperation agreement entered into with Fiat Group Automobiles S.p.A. and Fiat Automóveis S.A. (“Fiat”). This agreement sets forth: (i) exclusive financing offer in promotional campaigns held by Fiat car maker Fiat for the sale of new automobiles; and (ii) the exclusive use of Fiat brand in vehicle-financing related activities.

This operation is not expected to have significant effects on the results of ITAU UNIBANCO HOLDING.

Note 3 – Requirements of capital and fixed asset limits

a) Basel and fixed asset ratios

The main indicators at December 31, 2013, according to present regulation which defines the Financial Conglomerate as the calculation basis:

Financial
conglomerate (1)
Referential equity (2)	125,143,549
Basel ratio	16.6%
Tier I	11.6%
Common Equity	11.6%
Additional Capital	0.0%
Tier II	5.0%
Fixed assets ratio	49.9%
Excess capital in relation to fixed assets	103,859

(1)	Consolidated financial statements including financial companies only. From the October 2013 base date, according to Resolutions No. 4,278, this will be the calculation basis;

(2)	According to CMN Resolutions No. 4,192, of March 1, 2013 and No. 4,278, of October 31, 2013, CMN defines Regulatory Capital, for purposes of operational limit calculation, as the sum of two tiers, Tiers I and II, in which Tier I is comprised of Common Equity Tier 1 and Additional Tier 1 Capital. The calculation is composed of items that are an integral part of the Stockholders’ Equity plus prudential adjustments and deductions, in addition to eligible instruments, particularly subordinated debt.

Management considers the current Basel ratio (16.6%, based on Financial consolidated, of which 11.6% of Common Equity and Tier I and 5.0% of Tier II) to be adequate, taking into account the following:

a)	It exceeds by 5.6 percent the minimum required by the authorities (11.0%); and

b)	In view of the realizable values of assets (Note 18) and the additional provision (exceeding the minimum required) (Note 8c) the ratio would increase to 17.4%.

The Economic-Financial Consolidated is no longer calculated for capital effects, in accordance with the standards currently in force. Taking into account the current standards in force, the Basel ratio for this consolidated would be 16.0%.

CMN Resolution No. 4,192, of March 1st, 2013 and No. 4,278 of October 21, 2013, provides for the criteria for computation of the Regulatory Capital Minimum Requirements Referential Equity (PRE), of Tier I and of Capital Principal and Resolution No. 4,193, of March 1st, 2013, introduces the Additional Tier 1.For calculation of the risk portions, the procedures of Circular No 3,644, of March 04, 2013, No. 3,652 of March 26, 2013, No. 3,679, of October 10, 2013 and No. 3,696 of March 1st, 2014, for credit risk, of Circulars Nos. 3,634, 3,635, 3,636, 3,637, 3,638, 3,639, 3,641 and 3,645, of March 04, 2013 and Circular Letters Nos. 3,310, of April 15, 2008 and 3,498, of April 08, 2011 for market risk, and Circulars No. 3,640, of March 04, 2013 and No. 3,675, October 31, 2013 and Circular Letters No. 3,625, of December 27, 2013 for operational risk were followed. For the operational risk portion, ITAÚ UNIBANCO HOLDING opted for the use of the Alternative Standardized Approach.

Up to December 31, 2013, in the event these exposures associated to foreign currency risk (RWACAM) are equal to or lower than 2.0% of the PR, the Pcam value will be equal to zero. Should the new rules already be applicable, the ratios would be reduced by about 0.2%.

The referential equity used for calculation of ratios and the risk-weighted assets at December 31, 2013, are as follows:

	Financial conglomerate
Stockholders' equity ITAÚ UNIBANCO HOLDING S.A. (consolidated)	81,024,484
Minority interest in subsidiaries	1,821,899
Corporate reorganizations	6,119,819
Consolidated stockholders’ equity (BACEN)	88,966,202
Preferred shares with clause of redemption excluded from Tier I	(924,605)
Deductions	(632,365)
Common Equity Tier I	87,409,232
Instruments eligible to comprise Additional Tier I	-
Additional Tier I deductions	-
Additional Tier I Capital	-
Tier I	87,409,232
Instruments eligible to comprise Tier II	37,740,318
Tier II deductions	(6,001)
Tier II	37,734,317
Regulatory Capital (Tier I + Tier II)	125,143,549
Risk-weighted assets	755,441,023
Risk-weighted assets of credit risk (RWACPAD)	694,038,878	91.9%
a) Per weighting factor (FPR):
FPR at 2%	75,213	0.0%
FPR at 20%	6,761,143	0.9%
FPR at 35%	6,516,602	0.9%
FPR at 50%	27,464,408	3.6%
FPR at 75%	123,554,368	16.4%
FPR at 85%	122,190,932	16.2%
FPR at 100%	307,217,421	40.7%
FPR at 150%	29,580,084	3.9%
FPR at 250%	24,275,393	3.2%
FPR at 300%	22,660,161	3.0%
FPR at 1250%	13,060,793	1.7%
Derivatives – Future potential gain and Variation of the counterparty credit quality Minimum Required Regulatory Capital	10,682,360	1.4%
b) Per type:
Securities	39,341,241	5.2%
Loan operations - retail	100,212,952	13.3%
Loan operations – non-retail	240,165,585	31.8%
Joint obligations - retail	192,486	0.0%
Joint obligations – non-retail	62,867,115	8.3%
Loan commitments - retail	23,095,969	3.1%
Loan commitments – non-retail	26,579,242	3.5%
Other exposures	201,584,288	26.7%
Risk-weighted assets of operational risk (RWAOPAD)	36,847,145	4.9%
Retail	6,402,799	0.8%
Commercial	11,455,142	1.5%
Corporate finance	1,035,525	0.1%
Negotiation and sales	11,664,791	1.5%
Payments and settlements	2,723,607	0.4%
Financial agent services	1,595,030	0.2%
Asset management	1,925,752	0.3%
Retail brokerage	44,499	0.0%
Business plans	-	0.0%
Risk-weighted assets of market risk:	24,555,000	3.3%
Gold, foreign currency and operations subject to foreign exchange variation (RWACAM)	-	0.0%
Operations subject to interest rate variation	22,107,254	2.9%
Fixed rate denominated in Real (RWAJUR1)	4,859,036	0.6%
Foreign currency coupon (RWAJUR2)	8,211,709	1.1%
Price index coupon (RWAJUR3)	8,789,227	1.2%
Interest rate coupon (RWAJUR4)	247,282	0.0%
Operations subject to commodity price variation (RWACOM)	361,673	0.0%
Operations subject to stock price variation (RWAACS)	2,086,073	0.3%
RWA	755,441,023	100.0%
Minimum Required Regulatory Capital	83,098,513
Excess capital in relation to Minimum Required Regulatory Capital	42,045,036	50.6%
Ratio (%)	16.6%
Regulatory Capital calculated for covering the interest rate risk of operations not classified into the trading portfolio (RBAN)	1,217,438

During this period, the effects of the changes in legislation and balances were as follows:

	Financial conglomerate
Changes in the Basel Ratio	Referential equity	Weighted exposure	Effect
Ratio at 12/31/2012	119,945,380	661,796,536	18.1%
Net income for the period	13,937,880	-	2.1%
Interest on capital and dividends	(4,975,399)	-	-0.8%
Benefits to employees - CVM Resolution No. 695, December 13, 2012	(378,359)	-	-0.1%
Granting of options recognized	211,661	-	0.0%
Granting of stock options – exercised options in the period	215,310	-	0.0%
Asset valuation adjustment	(2,663,221)	-	-0.4%
Treasury Shares	(662,215)	-	-0.1%
Subordinated debt and redeemable preferred shares	(1,407,069)	-	-0.2%
Deferred assets excluded from Tier I of referential equity	(26,036)	(26,036)	0.0%
Other changes in referential equity	945,617	-	0.1%
Changes in risk exposure	-	93,670,523	-2.3%
Ratio at 12/31/2013	125,143,549	755,441,023	16.6%

b) Capital for insurance activity

CNSP – Conselho Nacional de Seguros Privados (National Council for Private Insurance) published on February 18, 2013 Rules No. 280 (revoked Resolution No. 411 of December 22, 2010), No. 282 (revoked Resolution No. 227 of December 06, 2010), No. 283 and No. 284. These Rules establish general guidelines for the operation of insurance companies and capital requirements for underwriting and operational risk. In January 2011, CNSP Resolution No. 228 of December 6, 2010 provided criteria for additional credit risk capital requirements for insurance companies. As of December 23, 2013, CNSP modified capital requirements publishing Rule No. 302 that came into effect on January, 1st, 2014, revoked Rules nº 282 and changed Rules nº 228 e 280.

Note 4 – Summary of the main accounting practices

a)	Cash and cash equivalents - For purposes of Consolidated Statement of Cash Flows, this item includes cash and current accounts in banks (considered in the heading cash and cash equivalents), interbank deposits and securities purchased under agreements to resell – funded position that have original maturities of up to 90 days or less.

b)	Interbank investments, remunerated restricted credits – Brazilian Central Bank, remunerated deposits, deposits received under securities repurchase agreements, funds from acceptance and issuance of securities, borrowings and onlending, subordinated debt and other receivables and payables – Transactions subject to monetary correction and foreign exchange variation and operations with fixed charges are recorded at present value, net of the transaction costs incurred, calculated “pro rata die” based on the effective rate of transactions, according to CVM Resolution No. 649 of December 16, 2010.

c)	Securities - Recorded at cost of acquisition restated by the index and/or effective interest rate and presented in the Balance Sheet, according to BACEN Circular No. 3,068, of November 8, 2001. Securities are classified into the following categories:

•	Trading securities – acquired to be actively and frequently traded, and adjusted to market value, with a contra-entry to the results for the period;

•	Available-for-sale securities – securities that can be negotiated but are not acquired to be actively and frequently traded. They are adjusted to their market value with a contra-entry to an account disclosed in stockholders’ equity;

•	Held-to-maturity securities – securities, except for non-redeemable shares, for which the bank has the financial condition and intends or is required to hold them in the portfolio up to their maturity, are recorded at cost of acquisition, or market value, whenever these are transferred from another category. The securities are adjusted using the accrual method through their maturity date, not being adjusted to market value.

Gains and losses on available-for-sale securities, when realized, are recognized at the trading date in the statement of income, with a contra-entry to a specific stockholders’ equity account.

Decreases in the market value of available-for-sale and held-to-maturity securities below their related costs, resulting from non-temporary reasons, are recorded in results as realized losses.

d)	Derivative financial instruments - these are classified on the date of their acquisition, according to management's intention of using them either as a hedge or not, according to BACEN Circular No. 3,082, of January 30, 2002. Transactions involving financial instruments, carried out upon the client’s request, for their own account, or which do not comply with the hedging criteria (mainly derivatives used to manage the overall risk exposure), are stated at market value, including realized and unrealized gains and losses, which are recorded directly in the statement of income.

The derivatives used for protection against risk exposure or to modify the characteristics of financial assets and liabilities, which have changes in market value highly associated with those of the items being protected at the beginning and throughout the duration of the contract, and which are found effective to reduce the risk related to the exposure being protected, are classified as a hedge, in accordance with their nature:

•	Market Risk Hedge – financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, which are recorded directly in the statement of income.

•	Cash Flow Hedge - the effective amount of the hedge of financial assets and liabilities, as well as their related financial instruments, are accounted for at their market value plus realized and unrealized gains and losses, net of tax effects, when applicable, and recorded in a specific account in stockholders’ equity. The ineffective portion of the hedge is recorded directly in the statement of income.

e)	Loan, lease and other credit operations (operations with credit granting characteristics) – These transactions are recorded at present value and calculated “pro rata die” based on the variation of the contracted index and interest rate, and are recorded on the accrual basis until the 60th day overdue in financial companies, according to the estimate of receipt. After the 60th day, income is recognized upon the effective receipt of installments. Credit card operations include receivables arising from the purchases made by cardholders. The funds related to these amounts are recorded in Other Liabilities – Credit Card Operations, which also include funds arising from other credits related to transactions with credit card issuers.

f)	Allowance for loan losses - the balance of the allowance for loan losses was recorded based on a credit risk analysis, at an amount considered sufficient to cover loan losses according to the rules determined by CMN Resolution No. 2,682 of December 21, 1999, among which are:

•	Provisions are recorded from the date loans are granted, based on the client’s risk rating and on the periodic quality evaluation of clients and industries, and not only in the event of default;

•	Taking into account default exclusively, the write-off as losses occur after 360 days of credits have matured or after 540 days for operations that mature after a period of 36 months.

g)	Other assets - these assets are mainly comprised of assets held for sale relating to real estate available for sale, own real estate not in use and real estate received as payment in kind, which are adjusted to market value through the set-up of a provision, according to current regulations, reinsurance unearned premiums (Note 4m I); and prepaid expenses, corresponding to disbursements, the benefit of which will occur in future periods.

h)	Investments – investments in subsidiary and affiliated companies are accounted for under the equity method. The consolidated financial statements of foreign branches and subsidiaries are adapted to comply with Brazilian accounting practices and converted into Reais. Other investments are recorded at cost and adjusted to market value by setting up a provision in accordance with current standards.

i)	Fixed assets - These assets are stated at cost of acquisition or construction, less accumulated depreciation, adjusted to market value until December 31, 2007, when applicable. For insurance, pension plan and capitalization operations, property and equipment are adjusted to market value supported by appraisal reports. They correspond to rights related to tangible assets intended for maintenance of the company’s operations or exercised for such purpose, including assets arising from transactions that transfer to the company their benefits, risks and controls. The items acquired through Lease contracts are recorded according to CVM Resolution No. 554, of November 12, 2008, as contra-entry to Lease obligations. Depreciation is calculated using the straight-line method, based on monetarily restated cost.

j)	Goodwill – corresponds to the amount paid in excess for the purchase of investments and is amortized based on expected future profitability or as realized. It is annually tested for impairment.

k)	Intangible assets – correspond to rights acquired whose subjects are intangible assets intended for maintenance of the company or which are exercised for such purpose, according to the CMN Resolution No. 3,642, of November 26, 2008. They are composed of (i) the goodwill amount paid on acquisition of the company, transferred to intangible assets in view of the transfer of the adquirer’s equity by the acquired, as set forth by Law No. 9532/97, to be amortized based on the period defined in appraisal reports; (ii) rights acquired to credit payrolls and partnership agreements, amortized over the agreement terms, and (iii) soft ware and customer portfolios, amortized over a term varying from five to ten years.

l)	Impairment of assets – a loss is recognized when there is clear evidence that assets are stated at a non-recoverable value. This procedure is adopted semiannually.

m)	Insurance, pension plan and capitalization operations - Insurance premiums, acceptance coinsurance and selling expenses are accounted for in accordance with the insurance effectiveness term, through the recognition and reversal of the provision for unearned premiums and deferred selling expenses. Interest arising from fractioning of insurance premiums is accounted for as incurred. Revenues from social security contributions, gross revenue from capitalization certificates and respective technical provisions are recognized upon receipt.

I -	Credits from operations and other assets related to insurance and reinsurance operations:

•	Insurance premiums receivable - Refer to installments of insurance premiums receivable, current and past due, in accordance with insurance policies issued;

•	Reinsurance recoverable amounts – Refer to claims paid to the insured party pending recovery from Reinsurer, installments of unsettled claims and incurred but not reported claims - Reinsurance (IBNR), classified in assets in accordance with the criteria established by CNSP Resolution No. 162, of December 26, 2006, as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 464, of March 1, 2013;

•	Reinsurance unearned premiums – Recognized to determine the portion of reinsurance unearned premiums, calculated “pro rata die”, and for risks of policies not issued computed based on estimates, based on the actuarial technical study and in compliance with the criteria established by CNSP current legislation as amended by CNSP Resolution No. 195, of December 16, 2008, and SUSEP Circular No. 464, of March 1, 2013.

II -	The technical provisions of insurance, pension plan and capitalization are recognized according to the technical notes approved by SUSEP and criteria established by current legislation.

II.I-	Insurance and pension plan:

•	Provision for unearned premiums – it is recognized for the coverage of amounts payable related to claims and expenses to be incurred, throughout the terms to be elapsed, in connection with the risks assumed at the calculation base date. The provision includes an estimate for effective and not issued risks (PPNG-RVNE).

•	Provision for unsettled claims - it is recognized for the coverage of expected unsettled amounts related to single payments and income overdue, of claims reported up to the calculation base date, including accepted coinsurance operations, gross of reinsurance operations, and net of ceded coinsurance operations. The provision should include, whenever required, IBNER (claims incurred but not sufficiently reported) for the aggregate development of claims reported but not paid, which amounts may be changed throughout the process up to the final settlement.

•	Provision for claims incurred and not reported (IBNR) – it is recognized for the coverage of expected unsettled amounts related to claims incurred but not reported up to the calculation base date, including accepted coinsurance operations, gross of reinsurance operations, and net of ceded coinsurance operations.

•	Mathematical provisions for benefits to be granted - it is recognized until the event triggering the benefit occurs, for coverage of the commitments assumed with the participants or insured, and it is calculated in accordance with methodologies approved in the technical actuarial note of the plan or product.

•	Mathematical provisions for granted benefits - it is recognized after the event that triggering the benefit occurs, for coverage of the commitments assumed with the participants or insured, and it is calculated in accordance with methodologies approved in the technical actuarial note of the plan or product.

•	Provision for financial surplus – recognized to ensure the amounts intended for distribution of financial surplus, in accordance with regulation in force, in the event it is stated in the agreement.

•	Other technical provisions – recognized when insufficiency of premiums or contributions are identified related to payments of claims and benefits.

•	Provision for redemptions and other amounts to regularize – it comprises the amounts related to redemptions to regularize, returns of premiums or funds, portability requested but, for any reason, not yet transferred to the insurance company or open private pension entity beneficiary, and premiums received but not quoted.

•	Provision for related expenses - recognized for the coverage of expected amounts related to expenses with claims and benefits.

II.II - Capitalization:

•	Mathematical provision for capitalization – recognized until the event triggering the benefit occurs, and comprises the portion of the amounts collected for capitalization. It includes monetary restatement and interest, as from the beginning of the validity date.

•	Provision for redemption – recognized as from the date of the event triggering the redemption of the certificate and/or the event triggering the distribution of the bonus until the date of the financial settlement or the date the evidence of payment of the obligation is received

•	Provision for raffles unrealized – comprises the portion of the amounts collected for raffles for each certificate, which raffles have been cost, but that, at the recognition date, have not yet been realized.

•	Provision for raffles payable – recognized as from the date the raffle is drawn until the date of the financial settlement or the date the evidence of payment of the obligation is received, or in conformity with other cases provided by law.

•	Supplementary provision for raffles – recognized to supplement the Provision for Raffles to be Drawn, and is used for coverage of possible insufficient amounts related to the expected amount of raffles to be drawn.

•	Provision for administrative - recognized for the coverage of expected amounts related to administrative expenses with capitalization plans.

n)	Contingent assets and liabilities and legal liabilities – tax and social security - assessed, recognized and disclosed according to the provisions set forth in CMN Resolution No. 3,823 of December 16, 2009, and BACEN Circular Letter No. 3,429 of February 11, 2010.

I - Contingent assets and liabilities

Refer to potential rights and obligations arising from past events, the occurrence of which is dependent upon future events.

•	Contingent assets - not recognized, except upon evidence ensuring a high reliability level of realization, usually represented by claims awarded a final and unappealable judgment and confirmation of the recoverability of the claim through receipt of amounts or offset against another liability;

•	Contingent liabilities - basically arise from administrative proceedings and lawsuits, inherent in the normal course of business, filed by third parties, former employees and governmental bodies, in connection with civil, labor, tax and social security lawsuits and other risks. These contingencies are calculated based on conservative practices, being usually recorded based on the opinion of legal advisors and considering the probability that financial resources shall be required for settling the obligation, the amount of which may be estimated with sufficient certainty. Contingencies are classified either as probable, for which provisions are recognized; possible, which are disclosed but not recognized; and remote, for which recognition or disclosure are not required. Any contingent amounts are measured through the use of models and criteria which allow their adequate measurement, in spite of the uncertainty of their term and amounts.

Escrow deposits are restated in accordance with the current legislation.

Contingencies guaranteed by indemnity clauses in privatization processes and with liquidity are only recognized upon judicial notification with simultaneous recognition of receivables, without any effect on results.

II - Legal liabilities – tax and social security

Represented by amounts payable related to tax liabilities, the legality or constitutionality of which are subject to judicial defense, recognized at the full amount under discussion.

Liabilities and related escrow deposits are adjusted in accordance with the current legislation.

o)	Taxes - these provisions are calculated according to current legislation at the rates shown below, using the related calculation bases.

Income tax	15.00%
Additional income tax	10.00%
Social contribution (1)	15.00%
PIS (2)	0.65%
COFINS (2)	4.00%
ISS up to	5.00%

(1)	For ITAÚ UNIBANCO HOLDING and its financial subsidiaries and equivalent companies, the rate corresponds to 15.00%. For non-financial and pension plan subsidiaries, the rate is 9.00%.
(2)	For non-financial subsidiaries that fall into the non-cumulative calculation system, the PIS rate is 1.65% and COFINS rate is 7.60%.

The changes introduced by Laws No. 11,638 and No. 11,941 (articles 37 and 38), which modified the criterion for recognizing revenues, costs and expenses, computed to determine the net income for the year, did not produce effects for purposes of determining the taxable income of companies that opt for the Transition Tax Regime (RTT), so for tax purposes the rules effective on December 31, 2007 were followed. The tax effect arising from the adoption of such rules is recorded, for accounting purposes, in the corresponding deferred assets and liabilities.

p)	Deferred income – this refers to: (i) unexpired interest received in advance that is recognized in income as earned, and (ii) the negative goodwill on acquisition of investments arising from expected future losses, which has not been absorbed in the consolidation process.

q)	Transactions with minority stockholders - Changes in ownership interest in a subsidiary, which do not result in loss of control, are accounted for as capital transactions and any difference between the amount paid and the amount corresponding to minority stockholders is recognized directly in consolidated stockholders' equity.

r)	Post-employments benefits

Pension plans - defined benefit plans

The liability (or asset, as the case may be) recognized in the consolidated balance sheet with respect to the defined benefit plan corresponds to the present value of the defined benefit obligations on the balance sheet date less the fair value of the plan assets. The defined benefit obligation is annually calculated by an independent actuarial consulting company using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated amount of future cash flows of benefit payments based on the Brazilian treasury long term securities denominated in reais and with maturity periods similar to the term of the pension plan liabilities.

The following amounts are recognized in the consolidated statement of income:

•	current service cost – defined as the increase in the present value of obligations resulting from employee service in the current period;

•	interest on the net amount of assets (liabilities) of defined benefit plans is the change, during the period, in the net amount recognized in assets and liabilities, due to the time elapsed, which comprises the interest income on plan assets, interest expense on the obligations of the defined benefit plan and interest on the asset ceiling effects.

Actuarial gains and losses arise from the non-realization of the actuarial assumptions established in the latest actuarial evaluation as compared to those effectively carried out, as well as the effects from changes in such assumptions. Gains and losses are fully recognized in Other Comprehensive Income.

Pension plans - defined contribution

For defined contribution plans, contributions to plans made by ITAÚ UNIBANCO HOLDING, through pension plan funds, are recognized as an expense when due.

Other post-employment benefit obligations

Certain companies that merged into ITAÚ UNIBANCO HOLDING over the past few years were sponsors of post-employment healthcare benefit plans and ITAÚ UNIBANCO HOLDING is committed as per the acquisition contracts to maintain such benefits over specific periods, as well as in relation to the benefits granted due to a judicial sentence. Such benefits are also accounted for in accordance with CVM Resolution No. 695 of 12/31/2012, in a manner similar to defined benefit plans.

Note 5 - Cash and cash equivalents

For purposes of Statement of Cash Flows, cash and cash equivalents of ITAÚ UNIBANCO HOLDING CONSOLIDATED are composed of the following:

	12/31/2013	12/31/2012
Cash and cash equivalents	16,576,023	13,967,096
Interbank deposits	18,598,792	14,346,893
Securities purchased under agreements to resell – Funded position	10,627,379	10,788,253
Total	45,802,194	39,102,242

In ITAÚ UNIBANCO HOLDING it is composed of the following:

	12/31/2013	12/31/2012
Cash and cash equivalents	171,746	15,883
Securities purchased under agreements to resell – Funded position	81,135	125,631
Total	252,881	141,514

Note 6 - Interbank investments

	12/31/2013						12/31/2012
	0 - 30	31 - 180	181 - 365	Over 365	Total	%	Total	%
Money market	83,890,724	47,290,078	-	194,549	131,375,351	82.3	155,457,580	85.4
Funded position (*)	16,977,053	10,150,216	-	184,218	27,311,487	17.1	32,001,772	17.6
Financed position	66,043,772	12,172,085	-	10,331	78,226,188	49.0	105,812,676	58.1
With free movement	10,507,189	12,172,085	-	-	22,679,274	14.2	57,571,047	31.6
Without free movement	55,536,583	-	-	10,331	55,546,914	34.8	48,241,629	26.5
Short position	869,899	24,967,777	-	-	25,837,676	16.2	17,643,132	9.7
Money market – Assets Guaranteeing Technical Provisions - SUSEP	2,624,798	-	-	-	2,624,798	1.6	2,750,763	1.5
Interbank deposits	19,340,700	2,125,835	3,554,305	631,737	25,652,577	16.1	23,825,593	13.1
Total	105,856,222	49,415,913	3,554,305	826,286	159,652,726		182,033,936
% per maturity term	66.3	31.0	2.2	0.5
Total – 12/31/2012	102,996,064	73,805,795	4,834,624	397,453	182,033,936
% per maturity term	56.6	40.5	2.7	0.2

(*)	Includes R$ 3,332,964 (R$ 9,105,623 at 12/31/2012) related to money market with free movement, in which securities are basically restricted to guarantee transactions at the BM&FBovespa S.A. - Bolsa de Valores, Mercadorias e Futuros (Securities, Commodities and Futures Exchange) and the Central Bank of Brazil (BACEN).

In ITAÚ UNIBANCO HOLDING the portfolio is composed of Money market – Funded position falling due in up to 30 days amounting to R$ 81,135 (R$ 125,631 at 12/31/2012), Interbank deposits with maturity of 0 to 30 days amounting to R$ 364,519 at 12/31/2012, of 31 to 180 days amounting to R$ 242,987 at 12/31/2012, of 181 to 365 days amounting to R$ 389,553 (R$ 276,757 at 12/31/2012) and over 365 days amounting to R$ 37,677,990 (R$ 32,519,737 at 12/31/2012).

Note 7 – Securities and derivative financial instruments (assets and liabilities)

See below the composition by Securities and Derivatives type, maturity and portfolio already adjusted to their respective market values.

a) Summary per maturity

	12/31/2013											12/31/2012
		Adjustment to market value reflected in:
	Cost	Results	Stockholders’ equity	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	137,966,727	(853,469)	(1,648,524)	135,464,734	45.5	20,084,103	4,288,472	8,821,720	16,954,885	27,827,929	57,487,625	132,655,371
Financial treasury bills	29,140,231	1,777	130	29,142,138	9.8	-	4,203,422	-	5,179,209	14,989,986	4,769,521	30,169,758
National treasury bills	39,059,442	(256,904)	(76,268)	38,726,270	13.0	10,826,363	-	8,786,173	6,346,791	6,996,116	5,770,827	48,081,084
National treasury notes	48,376,527	(618,145)	(725,608)	47,032,774	15.8	9,047,165	6,504	10,547	5,267,352	4,586,352	28,114,854	34,396,406
National treasury/securitization	277,547	(103)	(10,878)	266,566	0.1	-	91	212	2,680	2,649	260,934	319,481
Brazilian external debt bonds	21,112,980	19,906	(835,900)	20,296,986	6.8	210,575	78,455	24,788	158,853	1,252,826	18,571,489	19,688,137
Other	-	-	-	-	0.0	-	-	-	-	-	-	505
Government securities - abroad	9,449,182	(609)	(77,413)	9,371,160	3.1	1,227,467	1,063,445	539,119	1,977,762	3,363,768	1,199,599	8,010,710
Argentina	109,096	118	-	109,214	0.0	79,219	15	4,341	2,766	5,022	17,851	88,204
Denmark	2,630,777	-	-	2,630,777	0.9	428,661	697,262	-	526,738	978,116	-	2,553,833
Korea	2,455,365	-	-	2,455,365	0.8	-	-	-	1,128,941	1,326,424	-	1,661,993
Chile	1,049,766	(50)	3,847	1,053,563	0.4	531,104	184,420	291,367	17,037	26,788	2,847	1,641,475
Paraguay	689,969	-	(51,603)	638,366	0.2	16,432	152,089	146,081	99,000	124,489	100,275	491,020
Uruguay	504,426	(798)	(19,627)	484,001	0.2	74,501	29,657	17,644	116,308	166,153	79,738	346,924
United States	1,122,083	6,610	(9,325)	1,119,368	0.4	97,509	-	18,278	-	586,178	417,403	719,111
Mexico	186,615	(5,135)	-	181,480	0.0	-	2	-	-	-	181,478	224,997
Italy	93,666	-	(114)	93,552	0.0	-	-	-	-	-	93,552	-
Colombia	225,248	396	-	225,644	0.1	-	-	61,408	86,972	48,135	29,129	34,292
Belgium	160,460	(1,749)	348	159,059	0.1	-	-	-	-	51,641	107,418	71,310
France	87,583	-	392	87,975	0.0	-	-	-	-	50,793	37,182	57,192
Netherlands	127,383	-	(1,010)	126,373	0.0	-	-	-	-	-	126,373	-
United Kingdon	-	-	-	-	0.0	-	-	-	-	-	-	83,354
Other	6,745	(1)	(321)	6,423	0.0	41	-	-	-	29	6,353	37,005
Corporate securities	57,907,265	22,932	(207,653)	57,722,544	19.5	4,522,904	1,322,633	4,930,623	5,880,041	11,329,845	29,736,498	47,848,438
Eurobonds and others	6,039,021	8,695	128,515	6,176,231	2.1	14,803	30,183	94,292	413,731	2,232,168	3,391,054	7,258,867
Bank deposit certificates	2,279,783	1	114	2,279,898	0.8	340,470	456,415	996,701	401,949	73,127	11,236	781,507
Shares	2,846,480	6,374	(21,993)	2,830,861	1.0	2,830,861	-	-	-	-	-	3,252,243
Debentures	17,071,680	7,461	102,816	17,181,957	5.8	260,823	-	600,259	650,392	1,242,185	14,428,298	15,584,970
Promissory notes	1,258,687	-	(3,865)	1,254,822	0.4	-	401,296	853,526	-	-	-	797,480
Rural product note	646,761	-	(22,189)	624,572	0.2	20,395	69,255	84,997	82,414	103,314	264,197	778,096
Fund quotas	851,521	(10)	7,611	859,122	0.3	854,828	-	-	4,294	-	-	1,384,630
Fixed income	547,764	(10)	(49)	547,705	0.2	543,411	-	-	4,294	-	-	881,567
Credit rights	267,689	-	-	267,689	0.1	267,689	-	-	-	-	-	297,909
Variable income	36,068	-	7,660	43,728	0.0	43,728	-	-	-	-	-	205,154
Securitized real estate loans	12,673,390	394	(387,947)	12,285,837	4.1	63,003	79,083	179,455	643,637	612,755	10,707,904	8,589,052
Financial bills	13,639,594	(1)	(6,361)	13,633,232	4.6	132,308	286,401	2,121,393	3,683,624	6,823,980	585,526	9,077,957
Other	600,348	18	(4,354)	596,012	0.2	5,413	-	-	-	242,316	348,283	343,636
PGBL/VGBL fund quotas (1)	82,393,950	-	-	82,393,950	27.7	82,393,950	-	-	-	-	-	75,146,080
Subtotal - securities	287,717,124	(831,146)	(1,933,590)	284,952,388	95.8	108,228,424	6,674,550	14,291,462	24,812,688	42,521,542	88,423,722	263,660,599
Trading securities	180,319,550	(831,146)	-	179,488,404	60.4	94,985,634	3,743,324	3,931,886	14,259,215	31,970,721	30,597,624	171,486,973
Available-for-sale securities	97,280,815	-	(1,933,590)	95,347,225	32.1	13,191,341	2,906,116	10,337,515	10,553,473	10,489,908	47,868,872	88,971,379
Held-to-maturity securities (2)	10,116,759	-	-	10,116,759	3.4	51,449	25,110	22,061	-	60,913	9,957,226	3,202,247
Derivative financial instruments	10,154,586	2,226,786	-	12,381,372	4.2	2,839,730	1,646,260	738,035	1,711,684	2,369,096	3,076,567	12,513,259
Total securities and derivative financial instruments (assets)	297,871,710	1,395,640	(1,933,590)	297,333,760	100.0	111,068,154	8,320,810	15,029,497	26,524,372	44,890,638	91,500,289	276,173,858

Derivative financial instruments (liabilities)	(9,730,543)	(1,711,223)	21,842	(11,419,924)	100.0	(2,412,868)	(735,130)	(659,210)	(1,904,273)	(1,611,940)	(4,096,503)	(11,128,317)

(1)	The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to long-term liabilities in Pension Plan Technical Provisions account, as determined by SUSEP.
(2)	Unrecorded positive adjustment to market value in the amount of R$ 364,268 (R$ 1,305,667 at 12/31/2012), according to Note 7e.

b) Summary by portfolio

	12/31/2013
		Restricted to
	Own portfolio	Repurchase agreements	Pledged guarantees (*)	Free portfolio	Central Bank	Derivative financial instruments	Assets guaranteeing technical provisions (Note 11b)	Total
Government securities - domestic	42,094,961	65,171,329	10,540,976	1	11,987,650	-	5,669,817	135,464,734
Financial treasury bills	3,615,132	8,918,620	4,240,837	1	11,920,771	-	446,777	29,142,138
National treasury bills	13,845,253	19,870,981	4,943,157	-	66,879	-	-	38,726,270
National treasury notes	17,384,954	23,067,798	1,356,982	-	-	-	5,223,040	47,032,774
National treasury/securitization	266,566	-	-	-	-	-	-	266,566
Brazilian external debt bonds	6,983,056	13,313,930	-	-	-	-	-	20,296,986
Government securities - abroad	8,478,210	61,266	793,807	11,513	-	-	26,364	9,371,160
Argentina	69,528	6,844	32,842	-	-	-	-	109,214
Denmark	2,024,176	-	606,601	-	-	-	-	2,630,777
Korea	2,455,365	-	-	-	-	-	-	2,455,365
Chile	969,410	54,422	3,367	-	-	-	26,364	1,053,563
Paraguay	638,366	-	-	-	-	-	-	638,366
Uruguay	448,791	-	35,210	-	-	-	-	484,001
United States	1,003,581	-	115,787	-	-	-	-	1,119,368
Mexico	181,480	-	-	-	-	-	-	181,480
Italy	93,552	-	-	-	-	-	-	93,552
Colombia	214,131	-	-	11,513	-	-	-	225,644
Belgium	159,059	-	-	-	-	-	-	159,059
France	87,975	-	-	-	-	-	-	87,975
Netherlands	126,373	-	-	-	-	-	-	126,373
Other	6,423	-	-	-	-	-	-	6,423
Corporate securities	49,207,149	2,141,282	340,189	-	-	-	6,033,924	57,722,544
Eurobonds and other	4,228,148	1,948,083	-	-	-	-	-	6,176,231
Bank deposit certificates	2,008,024	193,199	1,560	-	-	-	77,115	2,279,898
Shares	2,824,663	-	6,198	-	-	-	-	2,830,861
Debentures	15,862,024	-	332,401	-	-	-	987,532	17,181,957
Promissory notes	1,228,347	-	-	-	-	-	26,475	1,254,822
Rural product note	624,572	-	-	-	-	-	-	624,572
Fund quotas	447,087	-	30	-	-	-	412,005	859,122
Fixed income	253,542	-	30	-	-	-	294,133	547,705
Credit rights	149,817	-	-	-	-	-	117,872	267,689
Variable income	43,728	-	-	-	-	-	-	43,728
Securitized real estate loans	12,284,295	-	-	-	-	-	1,542	12,285,837
Financial bills	9,103,977	-	-	-	-	-	4,529,255	13,633,232
Other	596,012	-	-	-	-	-	-	596,012
PGBL/VGBL fund quotas	-	-	-	-	-	-	82,393,950	82,393,950
Subtotal - securities	99,780,320	67,373,877	11,674,972	11,514	11,987,650	-	94,124,055	284,952,388
Trading securities	29,258,012	43,427,102	5,817,679	11,514	11,920,446	-	89,053,651	179,488,404
Available-for-sale securities	68,744,889	18,851,339	5,857,293	-	67,204	-	1,826,500	95,347,225
Held-to-maturity securities	1,777,419	5,095,436	-	-	-	-	3,243,904	10,116,759
Derivative financial instruments	-	-	-	-	-	12,381,372	-	12,381,372
Total securities and derivative financial instruments (assets)	99,780,320	67,373,877	11,674,972	11,514	11,987,650	12,381,372	94,124,055	297,333,760
Total securities and derivative financial instruments (assets) – 12/31/2012	121,917,794	36,012,840	7,576,663	636,370	11,672,854	12,513,259	85,844,078	276,173,858

(*)	Represent securities deposited with Contingent Liabilities (Note 12b), Stock Exchanges and the Clearing House for the Custody and Financial Settlement of Securities.

c)	Trading securities

See below the composition of the portfolio of trading securities by type, stated at cost and market value and by maturity term.

	12/31/2013										12/31/2012
	Cost	Adjustment to market value (in results)	Market value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	86,578,209	(853,469)	85,724,740	47.8	9,526,607	3,738,791	3,525,372	13,696,026	27,634,327	27,603,617	85,996,639
Financial treasury bills	28,090,278	1,777	28,092,055	15.7	-	3,732,371	-	4,960,769	14,981,861	4,417,054	26,932,012
National treasury bills	24,189,545	(256,904)	23,932,641	13.3	4,268,825	-	3,513,924	3,382,949	6,996,116	5,770,827	32,432,411
National treasury notes	32,035,859	(618,145)	31,417,714	17.5	5,102,159	6,329	10,391	5,266,423	4,438,276	16,594,136	25,112,851
National treasury/securitization	8,224	(103)	8,121	0.0	-	91	212	2,680	2,649	2,489	13,852
Brazilian external debt bonds	2,254,303	19,906	2,274,209	1.3	155,623	-	845	83,205	1,215,425	819,111	1,505,513
Government securities - abroad	689,638	(609)	689,029	0.4	91,258	2,167	68,104	95,879	88,481	343,140	853,901
Argentina	109,096	118	109,214	0.1	79,219	15	4,341	2,766	5,022	17,851	88,204
Chile	5,776	(50)	5,726	0.0	2,383	553	2,355	-	-	435	108,300
Uruguay	42,164	(798)	41,366	0.0	9,656	1,597	-	6,141	23,972	-	32,962
United States	11,562	6,610	18,172	0.0	-	-	-	-	11,352	6,820	344,332
Mexico	186,615	(5,135)	181,480	0.1	-	2	-	-	-	181,478	224,997
Colombia	225,248	396	225,644	0.1	-	-	61,408	86,972	48,135	29,129	34,292
Belgium	109,167	(1,749)	107,418	0.1	-	-	-	-	-	107,418	-
Other	10	(1)	9	-	-	-	-	-	-	9	20,814
Corporate securities	10,657,753	22,932	10,680,685	5.9	2,973,819	2,366	338,410	467,310	4,247,913	2,650,867	9,490,353
Eurobonds and other	1,270,279	8,695	1,278,974	0.7	19	2,366	15,516	26,145	348,128	886,800	1,611,644
Bank deposit certificates	99,192	1	99,193	0.0	19,502	-	6,564	-	73,127	-	390,144
Shares	2,080,737	6,374	2,087,111	1.2	2,087,111	-	-	-	-	-	1,343,507
Debentures	1,667,343	7,461	1,674,804	0.9	86,607	-	173,426	116,629	117,600	1,180,542	1,620,491
Promissory notes	27,244	-	27,244	0.0	-	-	27,244	-	-	-	20,129
Fund quotas	648,282	(10)	648,272	0.4	648,272	-	-	-	-	-	1,129,838
Fixed income	526,986	(10)	526,976	0.3	526,976	-	-	-	-	-	851,515
Credit rights	121,296	-	121,296	0.1	121,296	-	-	-	-	-	109,472
Variable income	-	-	-	0.0	-	-	-	-	-	-	168,851
Securitized real estate loans	8,479	394	8,873	0.0	-	-	400	8,473	-	-	17,012
Financial bills	4,829,413	(1)	4,829,412	2.7	132,308	-	115,260	316,063	3,682,256	583,525	3,357,588
Others	26,784	18	26,802	0.0	-	-	-	-	26,802	-	-
PGBL/VGBL fund quotas	82,393,950	-	82,393,950	46	82,393,950	-	-	-	-	-	75,146,080
Total	180,319,550	(831,146)	179,488,404	100.0	94,985,634	3,743,324	3,931,886	14,259,215	31,970,721	30,597,624	171,486,973
% per maturity term					52.9	2.1	2.2	7.9	17.8	17.1
Total – 12/31/2012	171,112,042	374,931	171,486,973	100.0	85,829,226	617,372	2,836,633	2,949,571	19,809,359	59,444,812
% per maturity term					50.0	0.4	1.7	1.7	11.6	34.6

At December 31, 2013, ITAÚ UNIBANCO HOLDING’s portfolio is composed of Corporate Securities – Bank deposit certificates amounting to R$ 11,942,582 with maturity over 720 days (R$ 10,414,705 of Corporate securities - Bank deposit certificates at 12/31/2012 of which R$ 6,671,899 with maturity of 31 to 180 days and R$ 3,742,806 with maturity over 720 days).

d)	Available-for-sale securities

See below the composition of the portfolio of available-for-sale securities by type, stated at cost and market value and by maturity term.

	12/31/2013										12/31/2012
	Cost	Adjustments to market value (in stockholders' equity)	Market value	%	0 – 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Market value
Government securities - domestic	41,295,138	(1,648,524)	39,646,614	41.6	10,506,047	524,571	5,274,287	3,258,859	146,559	19,936,291	43,527,237
Financial treasury bills	1,049,953	130	1,050,083	1.1	-	471,051	-	218,440	8,125	352,467	3,237,746
National treasury bills	14,869,897	(76,268)	14,793,629	15.5	6,557,538	-	5,272,249	2,963,842	-	-	15,648,673
National treasury notes	12,561,385	(725,608)	11,835,777	12.4	3,945,006	175	156	929	101,033	7,788,478	6,269,659
National treasury/securitization	269,323	(10,878)	258,445	0.3	-	-	-	-	-	258,445	305,629
Brazilian external debt bonds	12,544,580	(835,900)	11,708,680	12.3	3,503	53,345	1,882	75,648	37,401	11,536,901	18,065,025
Other	-	-	-	0.0	-	-	-	-	-	-	505
Government securities - abroad	8,736,814	(77,413)	8,659,401	9.1	1,136,209	1,061,278	471,015	1,881,883	3,261,417	847,599	7,136,862
Denmark	2,630,777	-	2,630,777	2.8	428,661	697,262	-	526,738	978,116	-	2,553,833
Korea	2,455,365	-	2,455,365	2.6	-	-	-	1,128,941	1,326,424	-	1,661,993
Chile	1,043,990	3,847	1,047,837	1.1	528,721	183,867	289,012	17,037	26,788	2,412	1,533,175
Paraguay	689,969	(51,603)	638,366	0.7	16,432	152,089	146,081	99,000	124,489	100,275	491,020
Uruguay	439,544	(19,627)	419,917	0.4	64,845	28,060	17,644	110,167	128,311	70,890	294,129
United States	1,110,521	(9,325)	1,101,196	1.2	97,509	-	18,278	-	574,826	410,583	374,779
Italy	93,666	(114)	93,552		-	-	-	-	-	93,552	-
Belgium	51,293	348	51,641	0.1	-	-	-	-	51,641	-	71,310
France	87,583	392	87,975	0.1	-	-	-	-	50,793	37,182	57,192
Netherlands	127,383	(1,010)	126,373	0.1	-	-	-	-	-	126,373	-
United Kingdon	-	-	-	0.0	-	-	-	-	-	-	83,354
Other	6,723	(321)	6,402	0.0	41	-	-	-	29	6,332	16,077
Corporate securities	47,248,863	(207,653)	47,041,210	49.3	1,549,085	1,320,267	4,592,213	5,412,731	7,081,932	27,084,982	38,307,280
Eurobonds and other	4,768,093	128,515	4,896,608	5.1	14,784	27,817	78,776	387,586	1,884,040	2,503,605	5,596,418
Bank deposit certificate	2,180,591	114	2,180,705	2.3	320,968	456,415	990,137	401,949	-	11,236	391,363
Shares	765,743	(21,993)	743,750	0.8	743,750	-	-	-	-	-	1,908,736
Debentures	15,404,337	102,816	15,507,153	16.3	174,216	-	426,833	533,763	1,124,585	13,247,756	13,964,479
Promissory notes	1,231,443	(3,865)	1,227,578	1.3	-	401,296	826,282	-	-	-	777,351
Rural product note	646,761	(22,189)	624,572	0.7	20,395	69,255	84,997	82,414	103,314	264,197	778,096
Fund quotas	203,239	7,611	210,850	0.2	206,556	-	-	4,294	-	-	254,792
Fixed income	20,778	(49)	20,729	0.0	16,435	-	-	4,294	-	-	30,052
Credit rights	146,393	-	146,393	0.2	146,393	-	-	-	-	-	188,437
Variable income	36,068	7,660	43,728	0.1	43,728	-	-	-	-	-	36,303
Securitized real estate loans	12,664,911	(387,947)	12,276,964	12.9	63,003	79,083	179,055	635,164	612,755	10,707,904	8,572,040
Financial nills	8,810,181	(6,361)	8,803,820	9.2	-	286,401	2,006,133	3,367,561	3,141,724	2,001	5,720,369
Other	573,564	(4,354)	569,210	0.6	5,413	-	-	-	215,514	348,283	343,636
Total	97,280,815	(1,933,590)	95,347,225	100.0	13,191,341	2,906,116	10,337,515	10,553,473	10,489,908	47,868,872	88,971,379
Adjustments of securities reclassified to the held-to-maturity category		(204,416)			13.8	3.1	10.8	11.1	11.0	50.2
Minority interest in subsidiaries		(322)
Accounting adjustment - hedge - Circular No. 3,082		148,111
Deferred taxes		833,885
Adjustment to market value		(1,156,332)
Liabilities of post-employment benefits		(378,359)
Asset valuation adjustments		(1,534,691)
Total – 12/31/2012	86,188,237	2,783,142	88,971,379	100.0	11,222,482	4,728,835	3,185,528	5,481,117	15,908,297	48,445,120
Adjustments of securities reclassified in prior years to the held-to-maturity category		9,788			12.6	5.3	3.6	6.2	17.9	54.4
Accounting adjustment - hedge - Circular No. 3,082		(286,443)
Deferred taxes		(1,001,726)
Adjustments of securities of unconsolidated affiliates		2,128
Adjustment to market value – securities – 12/31/2012		1,506,889

e)	Held-to-maturity securities

See below the composition of the portfolio of held-to-maturity securities by type, stated at cost and by maturity term. Included in the carrying value at December 31, 2013, not considered in results, are the amounts of R$ 8,819 (R$ 9,788 at 12/31/2012) relating to the market adjustment of the reclassified securities at December 31, 2003 and an impairment loss of R$ 213,235 relating to the market adjustment of the reclassified securities at December 31, 2013. Securities classified under this type, if stated at market value, would present a positive adjustment of R$ 364,268 (R$ 1,305,667 at 12/31/2012).

	12/31/2013								12/31/2012
	Carrying value	%	0 - 30	31 - 90	91 - 180	181 - 365	366 - 720	Over 720 days	Carrying value
Government securities - domestic	10,093,380	99.8	51,449	25,110	22,061	-	47,043	9,947,717	3,131,495
National treasury notes (*)	3,779,283	37.4	-	-	-	-	47,043	3,732,240	3,013,896
Brazilian external debt bonds	6,314,097	62.4	51,449	25,110	22,061	-	-	6,215,477	117,599
Government securities - abroad	22,730	0.2	-	-	-	-	13,870	8,860	19,947
Uruguay	22,718	0.2	-	-	-	-	13,870	8,848	19,833.00
Other	12	0.0	-	-	-	-	-	12	114
Corporate securities - Eurobonds and other	649	0.0	-	-	-	-	-	649	50,805
Total	10,116,759	100.0	51,449	25,110	22,061	-	60,913	9,957,226	3,202,247
% per maturity term			0.5	0.2	0.2	0.0	0.6	98.5
Total – 12/31/2012	3,202,247	100.0	-	104	118,079	69,612	-	3,014,452
% per maturity term			-	-	3.7	2.2	-	94.1

(*)	Includes investments of Itaú Vida e Previdência S.A. in the amount of R$ 2,281,672 (R$ 2,153,433 at 12/31/2012).

f)	Reclassification of securities (article 5 of BACEN Circular No. 3,068, of 11/08/2001)

Management sets forth guidelines to classify securities. The classification of the current portfolio of securities, as well as the securities purchased in the period, is periodically and systematically evaluated based on such guidelines.

As set forth in Article 5 of BACEN Circular No. 3,068, of November 8, 2001, the revaluation regarding the classification of securities can only be made upon preparation of trial balances for six-month periods. In addition, the transfer from “held-to-maturity” to the other categories can only occur in view of an isolated, unusual, nonrecurring and unexpected event, which has occurred after the classification date.

During the preparation of the annual consolidated financial statements, Management decided to reclassify Securities from Available-for-Sale to Held-to-Maturity category, as set forth in said Circular, in the amount of R$ 6,035,826 related to the Brazilian Debt Bonds held in Subsidiaries Abroad, without effects on income, since the unrealized loss (impairment loss) of R$ 213,895 will be deferred over the maturity period of the instruments, as established in Paragraph 1, item II (b) of said Circular. This reclassification was determined as a result of the risk management strategy and the Institution noted that it has the financial condition and the intention to hold these securities to maturity.

g)	Derivative financial Instruments

The globalization of the markets in recent years has resulted in a high level of sophistication in the financial products used. As a result of this process, there has been an increasing demand for derivative financial instruments to manage market risks, mainly arising from fluctuations in interest and exchange rates, commodities and other asset prices. Accordingly, ITAU UNIBANCO HOLDING and its subsidiaries operate in the derivative markets for meeting the growing needs of their clients, as well as carrying out their risk management policy. Such policy is based on the use of derivative instruments to minimize the risks resulting from commercial and financial operations.

The derivative financial instruments’ business with clients is carried out after the approval of credit limits. The process of limit approval takes into consideration potential stress scenarios.

Knowing the client, the sector in which it operates and its risk appetite profile, in addition to providing information on the risks involved in the transaction and the negotiated conditions, ensures transparency in the relationship between the parties and the supply of a product that better meets the needs of the client.

The derivative transactions carried out by ITAÚ UNIBANCO HOLDING and its subsidiaries with clients are neutralized in order to eliminate market risks.

The derivative contracts traded by the institution with clients in Brazil are swap, forward, option and futures contracts, which are registered at the BM&FBOVESPA or at the CETIP S.A. OTC Clearing House (CETIP). Overseas transactions are carried out with futures, forwards (onshore), options and swaps with registration mainly in the Chicago, New York and London Exchanges. It should be emphasized that there are over-the-counter operations, but their risks are low as compared to the institutions’ total. Noteworthy is also the fact that there are no structured operations based on subprime assets and all operations are based on risk factors traded at stock exchanges.

The main risk factors of the derivatives, assumed at December 31, 2013, were related to the foreign exchange rate, interest rate, commodities, U.S. dollar coupon, Reference Rate coupon, Libor and variable income. The management of these and other market risk factors is supported by sophisticated statistical and deterministic models. Based on this management model, the institution, with the use of transactions involving derivatives, has been able to optimize the risk-return ratios, even under highly volatile situations.

Most derivatives included in the institution’s portfolio are traded at stock exchanges. The prices disclosed by stock exchanges are used for these derivatives, except in cases in which the low representativeness of price due to liquidity of a specific contract is identified. Derivatives typically precified like this are futures contracts. Likewise, there are other instruments whose quotations (fair prices) are directly disclosed by independent institutions and which are precified based on this direct information. A great part of the Brazilian government securities, highly-liquid international (public and private) securities and shares fit into this situation.

For derivatives whose prices are not directly disclosed by stock exchanges, fair prices are obtained by pricing models which use market information, deducted based on prices disclosed for higher liquidity assets. Interest and market volatility curves which provide entry data for the models are extracted from those prices. Over- the-counter derivatives, forward contracts and securities without much liquidity are in this situation.

The total value of margins pledged in guarantee was R$ 9,690,901 (R$ 4,423,655 at December 31, 2012) and was basically composed of government securities.

I - Derivatives by index

	Memorandum account Notional amount		Balance sheet account receivable / (received) (payable) paid	Adjustment to market value (in results / stockholders' equity)	Market value
	12/31/2013	12/31/2012	12/31/2013	12/31/2013	12/31/2013	12/31/2012
Futures contracts	427,505,965	537,449,744	(211,233)	177,897	(33,336)	(22,107)
Purchase commitments	94,038,300	349,872,691	75,288	220,897	296,185	47,169
Foreign currency	6,248,208	15,013,088	27,499	221,591	249,090	29,020
Interbank market	65,934,441	289,816,366	7,189	(1,097)	6,092	11,519
Indexes	16,775,217	38,011,906	40,837	403	41,240	5,878
Securities	4,909,727	6,730,549	(41)	-	(41)	61
Commodities	163,750	294,448	(196)	-	(196)	691
Other	6,957	6,334	-	-	-	-
Commitments to sell	333,467,665	187,577,053	(286,521)	(43,000)	(329,521)	(69,276)
Foreign currency	106,856,619	58,847,763	(1,818)	(43,154)	(44,972)	(65,062)
Interbank market	177,322,606	107,854,126	(27,213)	636	(26,577)	(5,177)
Fixed rates	83,865	-	-	636	636	-
Indexes	42,746,003	13,429,358	(257,480)	(1,118)	(258,598)	972
Securities	6,370,546	7,196,072	18	-	18	-
Commodities	77,971	249,734	(28)	-	(28)	(9)
Other	10,055	-	-	-	-	-
Swap contracts			(2,248,690)	579,034	(1,669,656)	(1,383,328)
Asset position	297,381,028	130,948,904	2,433,249	2,007,684	4,440,933	3,687,007
Foreign currency	12,209,340	12,850,558	917,074	306,011	1,223,085	658,363
Interbank market	60,465,015	44,778,463	43,629	822,939	866,568	359,567
Fixed rates	56,717,231	35,526,789	577,083	610,593	1,187,676	823,106
Floating rate	106,588,955	4,742,027	71,653	117,459	189,112	17,085
Indexes	61,343,572	32,491,890	823,647	148,841	972,488	1,751,813
Securities	50,314	559,052	(4)	277	273	73,663
Commodities	3,147	-	-	33	33	-
Other	3,454	125	167	1,531	1,698	3,410
Liability position	299,629,718	131,855,433	(4,681,939)	(1,428,650)	(6,110,589)	(5,070,335)
Foreign currency	20,339,942	14,899,047	(1,440,277)	(208,335)	(1,648,612)	(1,087,479)
Interbank market	43,772,657	28,080,701	49,041	(714,057)	(665,016)	(65,142)
Fixed rates	70,317,568	45,070,136	(1,344,186)	(188,489)	(1,532,675)	(1,179,680)
Floating rate	4,364,903	6,651,770	(67,524)	(84,699)	(152,223)	(57,402)
Indexes	160,535,189	36,526,673	(1,776,477)	(258,907)	(2,035,384)	(2,594,885)
Securities	142,943	568,633	(85,774)	22,530	(63,244)	(85,505)
Commodities	5,796	27,987	-	-	-	(242)
Other	150,720	30,486	(16,742)	3,307	(13,435)	-
Option contracts	1,182,379,990	2,027,098,677	1,186,306	(460,725)	725,581	442,330
Purchase commitments - long position	234,552,071	525,475,883	1,216,173	106,792	1,322,965	221,165
Foreign currency	22,409,327	15,633,696	765,023	57,153	822,176	118,469
Interbank market	30,075,435	80,332,450	165,520	(58,359)	107,161	1,614
Floating rate	95,906	174,168	1,181	(1,179)	2	16
Indexes	178,616,719	428,462,725	243,545	(46,992)	196,553	73,308
Securities	2,942,973	632,413	31,326	154,976	186,302	20,009
Commodities	367,030	199,700	5,381	3,271	8,652	7,167
Other	44,681	40,731	4,197	(2,078)	2,119	582
Commitments to sell - long position	393,501,913	578,536,229	1,549,247	(225,214)	1,324,033	2,500,365
Foreign currency	18,078,947	12,098,360	205,144	(110,116)	95,028	114,064
Interbank market	34,198,867	20,343,136	31,883	(24,279)	7,604	223,960
Fixed rates	28,357	-	532	(119)	413	-
Floating rate	500,355	922,865	973	(423)	550	1,088
Indexes	334,615,879	541,676,035	209,519	(170,161)	39,358	1,091,519
Securities	5,807,713	3,054,261	1,095,339	77,963	1,173,302	1,024,067
Commodities	261,048	109,168	5,284	1,748	7,032	7,948
Other	10,747	332,404	573	173	746	37,719
Purchase commitments - short position	170,270,836	296,684,801	(1,130,382)	(433,506)	(1,563,888)	(209,452)
Foreign currency	18,717,141	11,990,247	(909,172)	(147,105)	(1,056,277)	(120,948)
Interbank market	12,498,369	45,296,444	(36,765)	(31,271)	(68,036)	(415)
Fixed rates	1,640	-	-	(21)	(21)	-
Indexes	136,645,468	238,695,006	(160,824)	(103,034)	(263,858)	(56,320)
Securities	2,236,681	592,342	(16,756)	(152,825)	(169,581)	(24,215)
Commodities	131,541	84,460	(2,674)	(1,322)	(3,996)	(6,972)
Other	39,996	26,302	(4,191)	2,072	(2,119)	(582)
Commitments to sell - short position	384,055,170	626,401,764	(448,732)	91,203	(357,529)	(2,069,748)
Foreign currency	10,582,458	9,379,103	(160,872)	108,953	(51,919)	(172,369)
Interbank market	52,353,655	117,429,473	(20,690)	8,902	(11,788)	(464,781)
Fixed rates	2,343	-	(14)	(10)	(24)	-
Floating rate	-	-	-	165	165	-
Indexes	317,387,334	497,633,444	(72,818)	24,561	(48,257)	(1,181,127)
Securities	3,207,766	1,454,824	(188,483)	(50,262)	(238,745)	(205,335)
Commodities	510,867	172,612	(5,282)	(933)	(6,215)	(8,490)
Other	10,747	332,308	(573)	(173)	(746)	(37,646)
Forward contracts	58,959,035	23,641,124	1,289,983	37,637	1,327,620	1,201,047
Purchases receivable	9,281,446	4,102,639	955,184	128,316	1,083,500	1,166,213
Foreign currency	8,786,366	3,115,723	481,525	128,324	609,849	181,462
Fixed rates	127,575	726,708	127,786	-	127,786	726,622
Floating rate	345,901	258,172	345,340	-	345,340	258,062
Commodities	21,604	2,036	533	(8)	525	67
Purchases payable	1,611,000	5,894,165	(494,957)	5,301	(489,656)	(1,063,579)
Foreign currency	1,576,618	5,759,261	(20,222)	6,473	(13,749)	(69,084)
Fixed rates	-	-	(127,786)	-	(127,786)	(726,632)
Floating rate	-	-	(345,340)	-	(345,340)	(258,062)
Commodities	34,382	134,904	(1,609)	(1,172)	(2,781)	(9,801)
Sales receivable	27,663,834	12,054,200	2,106,625	(9,549)	2,097,076	2,327,416
Foreign currency	3,245,630	6,787,891	38,072	(13,852)	24,220	104,026
Interbank market	22,481,607	2,908,425	178,819	4,424	183,243	6,591
Fixed rates	724,964	867,901	723,977	-	723,977	853,470
Floating rate	149,426	395,274	149,224	-	149,224	395,081
Indexes	274	4,782	268	-	268	4,751
Securities	1,035,311	961,037	1,011,203	(113)	1,011,090	949,885
Commodities	26,622	128,781	5,062	(8)	5,054	13,504
Other	-	109	-	-	-	108
Sales deliverable	20,402,755	1,590,120	(1,276,869)	(86,431)	(1,363,300)	(1,229,003)
Foreign currency	8,541,978	1,558,344	(399,584)	(89,245)	(488,829)	(54,675)
Interbank market	11,841,773	-	-	(722)	(722)	-
Fixed rates	-	-	(723,913)	-	(723,913)	(778,440)
Floating rate	-	-	(149,224)	-	(149,224)	(395,081)
Securities	-	-	-	-	-	(7)
Commodities	19,004	31,776	(4,148)	3,536	(612)	(800)

	Memorandum account / Notional amount		Balance sheet account receivable / (received) (payable) / paid	Adjustments to market value (in results / stockholders' equity)	Market value
	12/31/2013	12/31/2012	12/31/2013	12/31/2013	12/31/2013	12/31/2012
Credit derivatives	25,299,822	6,198,026	152,634	143,996	296,630	638,583
Asset position	13,852,255	3,150,898	604,741	82,069	686,810	728,238
Fixed rate	12,973,553	2,307,316	604,278	63,438	667,716	721,866
Securities	658,812	650,331	306	12,760	13,066	4,911
Other	219,890	193,251	157	5,871	6,028	1,461
Liability position	11,447,567	3,047,128	(452,107)	61,927	(390,180)	(89,655)
Foreign currency	2,544,064	-	(66,879)	(17,331)	(84,210)	-
Fixed rate	7,723,552	2,809,813	(385,544)	107,925	(277,619)	(83,931)
Securities	1,154,745	231,563	312	(27,574)	(27,262)	(5,577)
Other	25,206	5,752	4	(1,093)	(1,089)	(147)
Forwards operations	50,738,201	39,874,822	(32,425)	26,943	(5,482)	32,267
Asset position	20,900,802	18,968,230	532,764	21,813	554,577	378,672
Foreign currency	20,775,032	18,521,510	529,666	21,813	551,479	369,071
Floating rate	98,389	409,722	1,479	-	1,479	7,628
Indexes	27,202	25,328	1,618	-	1,618	1,724
Securities	179	11,670	1	-	1	249
Liability position	29,837,399	20,906,592	(565,189)	5,130	(560,059)	(346,405)
Foreign currency	29,773,824	20,889,895	(564,350)	5,130	(559,220)	(346,136)
Interbank market	-	14,271	-	-	-	(254)
Indexes	63,412	2,426	(838)	-	(838)	(15)
Securities	163	-	(1)	-	(1)	-
Swap with target flow	1,646,622	1,087,144	(104,660)	(41,449)	(146,109)	(42,353)
Asset position - Interbank market	770,981	543,008	-	-	-	-
Liability position	875,641	544,136	(104,660)	(41,449)	(146,109)	(42,353)
Foreign currency	810,211	479,035	(104,455)	(40,702)	(145,157)	(40,891)
Interbank market	65,430	65,101	(205)	(747)	(952)	(1,462)
Target flow of swap - asset position - foreign currency	885,907	546,972	-	87,818	87,818	35,010
Other derivative financial instruments	7,092,998	6,677,468	392,128	(13,746)	378,382	483,493
Asset position	5,601,280	5,493,306	756,603	27,057	783,660	1,469,173
Foreign currency	508,693	484,807	24,570	5,962	30,532	109,013
Fixed rate	1,256,394	1,633,063	400,398	8,046	408,444	815,566
Floating rate	-	285,384	-	-	-	261,810
Securities	3,823,520	2,993,891	331,641	12,765	344,406	282,388
Other	12,673	96,161	(6)	284	278	396
Liability position	1,491,718	1,184,162	(364,475)	(40,803)	(405,278)	(985,680)
Foreign currency	482,427	179,220	(13,226)	(22,424)	(35,650)	2,113
Fixed rate	-	-	(327,790)	(790)	(328,580)	(634,502)
Floating rate	-	-	-	-	-	(287,286)
Securities	776,868	818,881	(23,330)	(13,846)	(37,176)	(64,565)
Other	232,423	186,061	(129)	(3,743)	(3,872)	(1,440)
		Asset	10,154,586	2,226,786	12,381,372	12,513,259
		Liabilities	(9,730,543)	(1,689,381)	(11,419,924)	(11,128,317)
		Total	424,043	537,405	961,448	1,384,942

Derivative contracts mature as follows (in days):

Memorandum account/notional amount	0 - 30	31 - 180	181 - 365	Over 365	12/31/2013	12/31/2012
Futures	98,978,911	111,667,067	54,053,806	162,806,181	427,505,965	537,449,744
Swaps	10,220,044	19,984,466	33,462,237	231,281,032	294,947,779	128,817,269
Options	900,046,627	103,711,403	153,069,164	25,552,796	1,182,379,990	2,027,098,677
Forwards (onshore)	9,899,636	32,131,055	10,888,589	6,039,755	58,959,035	23,641,124
Credit derivatives	256,515	1,648,209	612,796	22,782,302	25,299,822	6,198,026
Forwards (offshore)	20,417,739	21,734,089	6,390,137	2,196,236	50,738,201	39,874,822
Swaps with target flow	7,528	6,967	50,730	705,756	770,981	543,008
Target flow of swap	9,370	9,370	66,799	800,368	885,907	546,972
Other derivative financial instruments	22,963	1,026,764	1,416,727	4,626,544	7,092,998	6,677,468

II - Derivatives by counterparty

See below the composition of the Derivative Financial Instruments portfolio (assets and liabilities) by type of instrument, stated at cost, market value, and maturity term.

	12/31/2013										12/31/2012
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 – 30	31 – 90	91 – 180	181 – 365	366 - 720	Over 720 days	Market value
Asset
Swaps - adjustment receivable	2,433,249	2,007,684	4,440,933	35.8	397,043	240,526	167,636	334,871	864,646	2,436,211	3,687,007
BM&F Bovespa	294,818	54,725	349,543	2.8	1,979	45,500	62,624	19,332	40,797	179,311	471,950
Financial institutions	428,407	711,953	1,140,360	9.2	224,608	4,810	2,993	46,634	180,296	681,019	420,478
Companies	1,679,512	1,013,068	2,692,580	21.7	169,798	186,684	102,019	259,689	447,761	1,526,629	2,745,551
Individuals	30,512	227,938	258,450	2.1	658	3,532	-	9,216	195,792	49,252	49,028
Option premiums	2,765,420	(118,422)	2,646,998	21.5	422,884	130,201	149,752	698,381	1,118,924	126,856	2,721,530
BM&FBOVESPA	2,215,917	(300,003)	1,915,914	15.6	335,806	39,769	16,365	536,413	987,261	300	1,395,388
Financial institutions	318,400	127,943	446,343	3.6	78,481	62,384	75,016	117,074	62,864	50,524	117,890
Companies	230,955	53,707	284,662	2.3	8,597	28,048	58,292	44,894	68,799	76,032	1,208,252
Individuals	148	(69)	79	0.0	-	-	79	-	-	-	-
Forwards (onshore)	3,061,809	118,767	3,180,576	25.7	1,922,260	427,861	347,114	231,809	185,060	66,472	3,493,629
BM&FBOVESPA	1,190,430	4,310	1,194,740	9.7	423,580	380,800	273,153	117,126	81	-	961,749
Financial institutions	835,814	21,376	857,190	6.9	726,229	2,015	5,978	2,028	120,430	510	172,922
Companies	1,033,695	92,602	1,126,297	9.1	772,451	44,098	67,983	112,655	63,148	65,962	2,358,038
Individuals	1,870	479	2,349	0.0	-	948	-	-	1,401	-	920
Credit derivatives - Financial institutions	604,741	82,069	686,810	5.6	-	658,146	522	947	3,672	23,523	728,238
Forwards (offshore)	532,764	21,813	554,577	4.4	95,942	185,591	65,533	72,739	83,493	51,279	378,672
BM&F Bovespa	-	-	-	0.0	-	-	-	-	-	-	212
Financial institutions	424,102	2,118	426,220	3.4	79,546	148,523	31,341	51,978	69,733	45,099	125,911
Companies	106,591	19,567	126,158	1.0	16,389	36,791	34,190	19,017	13,591	6,180	252,263
Individuals	2,071	128	2,199	0.0	7	277	2	1,744	169	-	286
Target flow of swap - companies	-	87,818	87,818	0.7	-	43	-	1,175	7,449	79,151	35,010
Other derivative financial instruments	756,603	27,057	783,660	6.3	1,601	3,892	7,478	371,762	105,852	293,075	1,469,173
Financial institutions	512,056	7,484	519,540	4.2	-	129	857	334,196	55,203	129,155	784,882
Companies	244,547	19,573	264,120	2.1	1,601	3,763	6,621	37,566	50,649	163,920	684,291
Total	10,154,586	2,226,786	12,381,372	100.0	2,839,730	1,646,260	738,035	1,711,684	2,369,096	3,076,567	12,513,259
% per maturity term					22.9	13.3	6.1	13.8	19.1	24.8
Total at 12/31/2012	10,356,213	2,157,046	12,513,259	100.0	1,925,928	2,574,231	1,003,813	1,389,528	1,787,421	3,832,338
% per maturity term					15.4	20.6	8.0	11.1	14.3	30.6

	12/31/2013										12/31/2012
	Cost	Adjustments to market value (in results / stockholders' equity)	Market value	%	0 – 30	31 – 90	91 – 180	181 – 365	366 - 720	Over 720 days	Market value
Liabilities
Futures	(211,233)	177,897	(33,336)	0.3	-	-	-	-	(7)	(33,329)	(22,107)
BM&FBovespa	(211,232)	177,907	(33,325)	0.3	-	-	-	-	-	(33,325)	(22,107)
Companies	(1)	(10)	(11)	-	-	-	-	-	(7)	(4)	-
Swaps - difference payable	(4,681,939)	(1,428,650)	(6,110,589)	53.6	(359,448)	(123,598)	(299,382)	(661,469)	(1,076,152)	(3,590,540)	(5,070,335)
BM&FBovespa	(419,031)	(94,751)	(513,782)	4.5	(80,894)	(952)	(9,761)	(73,611)	(150,296)	(198,268)	(819,643)
Financial institutions	(580,132)	(322,829)	(902,961)	7.9	(71,745)	(21,975)	(12,790)	(67,345)	(252,653)	(476,453)	(1,110,998)
Companies	(2,443,140)	(861,618)	(3,304,758)	28.9	(206,139)	(100,192)	(276,303)	(519,357)	(541,325)	(1,661,442)	(2,883,380)
Individuals	(1,239,636)	(149,452)	(1,389,088)	12.3	(670)	(479)	(528)	(1,156)	(131,878)	(1,254,377)	(256,314)
Option premiums	(1,579,114)	(342,303)	(1,921,417)	16.8	(406,994)	(124,002)	(201,251)	(733,094)	(315,641)	(140,435)	(2,279,200)
BM&FBovespa	(932,343)	(154,037)	(1,086,380)	9.5	(328,526)	(48,335)	(54,349)	(560,106)	(94,552)	(512)	(1,717,153)
Financial institutions	(604,493)	(34,898)	(639,391)	5.6	(76,222)	(54,874)	(106,787)	(135,603)	(176,386)	(89,519)	(336,323)
Companies	(41,793)	(153,467)	(195,260)	1.7	(2,228)	(20,749)	(40,075)	(37,101)	(44,703)	(50,404)	(225,696)
Individuals	(485)	99	(386)	-	(18)	(44)	(40)	(284)	-	-	(28)
Forwards (onshore)	(1,771,826)	(81,130)	(1,852,956)	16.2	(1,473,497)	(93,549)	(71,673)	(63,318)	(115,903)	(35,016)	(2,292,582)
BM&FBovespa	-	(722)	(722)	-	-	(722)	-	-	-	-	-
Financial institutions	(697,379)	2,350	(695,029)	6.1	(693,034)	-	(1,800)	(195)	-	-	(138,024)
Companies	(1,074,447)	(82,758)	(1,157,205)	10.1	(780,463)	(92,827)	(69,873)	(63,123)	(115,903)	(35,016)	(2,154,558)
Credit derivatives	(452,107)	61,927	(390,180)	3.4	(6,311)	(253,074)	(294)	(2,575)	(24,529)	(103,397)	(89,655)
Financial institutions	(435,972)	62,474	(373,498)	3.3	(6,311)	(253,074)	(294)	(2,575)	(13,290)	(97,954)	(89,655)
Companies	(16,135)	(547)	(16,682)	0.1	-	-	-	-	(11,239)	(5,443)	-
Forwards (offshore)	(565,189)	5,130	(560,059)	4.9	(166,298)	(139,137)	(85,778)	(100,251)	(45,987)	(22,608)	(346,405)
Financial institutions	(341,268)	1,531	(339,737)	3.0	(125,419)	(99,765)	(44,476)	(52,121)	(17,956)	-	(185,132)
Companies	(222,754)	3,954	(218,800)	1.9	(40,287)	(39,137)	(40,636)	(48,105)	(28,027)	(22,608)	(161,048)
Individuals	(1,167)	(355)	(1,522)	-	(592)	(235)	(666)	(25)	(4)	-	(225)
Swaps with target flow - companies	(104,660)	(41,449)	(146,109)	1.3	(54)	(25)	-	(873)	(21,921)	(123,236)	(42,353)
Other derivative financial instruments	(364,475)	(40,803)	(405,278)	3.5	(266)	(1,745)	(832)	(342,693)	(11,800)	(47,942)	(985,680)
Financial institutions	(329,293)	(2,784)	(332,077)	2.9	-	-	-	(328,578)	(1,519)	(1,980)	(606,141)
Companies	(35,182)	(38,019)	(73,201)	0.6	(266)	(1,745)	(832)	(14,115)	(10,281)	(45,962)	(379,539)
Total	(9,730,543)	(1,689,381)	(11,419,924)	100.0	(2,412,868)	(735,130)	(659,210)	(1,904,273)	(1,611,940)	(4,096,503)	(11,128,317)
% per maturity term					21.1	6.4	5.8	16.7	14.1	35.9
Total at 12/31/2012	(8,495,957)	(2,632,360)	(11,128,317)	100.0	(1,722,084)	(1,368,480)	(1,215,479)	(1,232,249)	(2,184,070)	(3,405,955)
% per maturity term					15.5	12.3	10.9	11.1	19.6	30.6

III - Derivatives by notional amount

See below the composition of the Derivative Financial Instruments portfolio by type of instrument, stated at their notional amounts, per trading location (organized or over-the-counter market) and counterparties.

	12/31/2013
	Futures	Swaps	Options	Forwards (onshore)	Credit derivatives	Forwards (offshore)	Swap with target flow	Target flow of swap	Other derivative financial instruments
BM&FBOVESPA	312,072,635	6,734,079	1,129,013,843	35,359,107	-	-	-	-	-
Overt-the-counter market	115,433,330	288,213,700	53,366,147	23,599,928	25,299,822	50,738,201	770,981	885,907	7,092,998
Financial institutions	82,357,401	161,309,859	44,000,472	7,768,329	25,171,375	42,087,896	-	-	3,638,570
Companies	33,075,929	79,902,249	9,296,350	15,819,075	128,447	8,527,467	770,981	885,907	3,454,428
Individuals	-	47,001,592	69,325	12,524	-	122,838	-	-	-
Total	427,505,965	294,947,779	1,182,379,990	58,959,035	25,299,822	50,738,201	770,981	885,907	7,092,998
Total – 12/31/2012	537,449,744	128,817,269	2,027,098,677	23,641,124	6,198,026	39,874,822	543,008	546,972	6,677,468

IV - Credit derivatives

See below the composition of the Credit Derivatives (assets and liabilities) portfolio stated at notional amount, and their effect on calculation of Required Referential Equity.

	12/31/2013			12/31/2012
	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position	Notional amount of credit protection sold	Notional amount of credit protection purchased with identical underlying amount	Net position
Credit swaps	(12,248,750)	11,577,738	(671,012)	(3,846,405)	1,066,401	(2,780,004)
Total return rate swaps	(1,473,334)	-	(1,473,334)	(1,285,220)	-	(1,285,220)
Total	(13,722,084)	11,577,738	(2,144,346)	(5,131,625)	1,066,401	(4,065,224)

The effect on the referential equity (Note 3) was R$ 603,779 (R$ 85,641 at 12/31/2012).

During the period, there was no occurrence of a credit event as defined in the agreements.

V - Accounting hedge

The effectiveness computed for hedge portfolio was in conformity with the provisions of BACEN Circular No. 3,082 of January 30, 2002, and the following accounting hedge structures are established:

a)	Cash flow - the purpose of the hedge relationship of ITAÚ UNIBANCO HOLDING is to protect the cash flows of payment of debt interest (CDB / Redeemable preferred shares) and the future foreign exchange rate, (anticipated transactions) related to its variable interest rate risk (CDI / LIBOR), and foreign exchange rate risk, making the cash flow constant (fixed rate) and regardless of the variations of DI Cetip Over and LIBOR and foreign exchange rate.

	12/31/2013			12/31/2012
	Hedge Instrument		Hedge assets	Hedge Instruments		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Book value	Nominal value	Adjustment to market value (*)	Book value
Hedge of deposits and securities purchased under agreements to resell	62,706,257	126,805	63,279,874	92,197,131	(166,008)	93,663,453
Hedge of preferred shares	920,810	14,416	920,810	803,243	(6,443)	803,243
Hedge of subordinated CDB	161,880	-	139,770	151,080	-	128,896
Hedge of highly probable anticipated transaction	313,630	(296)	313,310	-	-	-
Total	64,102,577	140,925	64,653,764	93,151,454	(172,451)	94,595,592

(*) Net amount of tax effects recorded in Stockholders’ Equity under heading Asset Valuation Adjustments.

The gains or losses related to the accounting hedge of cash flows that we expect to recognize in Results in the following 12 months amount to R$ (121,342) (R$ (569,434) at December 31, 2012).

To protect the future cash flows of debt against exposure to variable interest rate (CDI), ITAÚ UNIBANCO HOLDING negotiated DI Futures agreements at BM&FBOVESPA with maturity between 2014 and 2018.

ITAÚ UNIBANCO HOLDING entered into Futures DDI contracts on BM&F Bovespa maturing between 2014 and 2015 to protect the future cash flows of highly probable anticipated transactions, with financial effects between 2014 and 2015, arising from futures contractual agreements in foreign currency against the exposure to future foreign exchange rates.

b)	Market risk – The hedging strategy against market risk of ITAÚ UNIBANCO HOLDING consists in hedging the exposure to variation in market risk, receipt of interest, which are attributable to changes in interest rates related to recognized assets.

	12/31/2013
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loans	1,683,103	(14,911)	1,683,103	14,814
Total	1,683,103	(14,911)	1,683,103	14,814

	12/31/2012
	Hedge instrument		Hedge assets
Strategies	Nominal value	Adjustment to market value (*)	Nominal value	Adjustment to market value (*)
Hedge of loans	469,620	3,797	469,620	(3,757)
Total	469,620	3,797	469,620	(3,757)

(*) Net amount of tax effects recorded under heading Results from Securities and Derivative Financial Instruments.

To hedge the variation in market risk in the receipt of interest, ITAÚ UNIBANCO HOLDING uses interest rate swap contracts Hedge assets are related to fixed-rate assets expressed in unidad de fomento (CLF) and expressed in euros, issued by subsidiaries in Chile and London, respectively and with maturities between 2016 and 2028.

Receipts (payments) of interest flows are expected to occur and will affect the statement of income in monthly periods.

c)	We present below the maturity terms of cash flow hedge and market risk hedge strategies:

12/31/2013							12/31/2012
Maturity term	Hedge of deposits and securities purchased under agreements to resell	Hedge of preferred shares	Hedge of subordinated CDB	Hedge of loans	Hedge of highly probable anticipated transaction	Total	Total

2013	-	-	-	-	-	-	82,763,408
2014	42,722,300	-	161,880	-	166,019	43,050,199	8,141,064
2015	12,898,458	920,810	-	-	147,611	13,966,879	1,319,811
2016	1,738,176	-	-	258,240	-	1,996,416	-
2017	4,685,820	-	-	129,119	-	4,814,939	927,171
2018	661,503	-	-	161,399	-	822,902	-
2020	-	-	-	42,056	-	42,056	46,160
2022	-	-	-	197,605	-	197,605	209,677
2023	-	-	-	187,126	-	187,126	-
2025	-	-	-	46,127	-	46,127	47,135
2027	-	-	-	164,301	-	164,301	166,648
2028	-	-	-	497,130	-	497,130	-
Total	62,706,257	920,810	161,880	1,683,103	313,630	65,785,680	93,621,074

d)	Related operations - the swap operations contracted in a negotiation associated with the funding and/or investment in the amount of R$ - (R$ 30,701 at December 31, 2012) are recorded at amounts restated in accordance with variations occurred in respective ratios (curve) and are not valued at their market value, as permitted by BACEN Circular No. 3,150, of September 11, 2002.

h)	Changes in adjustment to unrealized (*) market value for the period

	01/01 to 12/31/2013	01/01 to 12/31/2012
Opening balance	2,406,079	(160,343)
Adjustments with impact on:
Results	(224,963)	510,793
Trading securities	(1,206,077)	348,233
Derivative financial instruments	981,114	162,560
Stockholders’ equity	(4,197,599)	2,055,629
Available-for-sale	(4,716,732)	2,064,543
Accounting hedge – derivative financial instruments	519,133	(8,914)
Futures	487,528	(29,289)
Swap	31,605	20,375

Closing balance	(2,016,483)	2,406,079
Adjustment to market value	(2,016,483)	2,406,079
Trading securities	(831,146)	374,931
Available-for-sale securities	(1,933,590)	2,783,142
Derivative financial instruments	748,253	(751,994)
Trading securities	515,563	(465,551)
Accounting hedge	232,690	(286,443)
Futures	210,848	(276,680)
Swap	21,842	(9,763)

(*) The term unrealized in the context of Circular nº. 3.068 of 11/08/2001, of Central Bank means not converted into cash.

i) Realized gain of securities portfolio and derivatives financial instruments

	01/01 to 12/31/2013	01/01 to 12/31/2012
Gain (loss) – trading securities	(1,640,138)	1,012,381
Gain (loss) – available-for-sale securities	(540,203)	2,570,928
Gain (loss) – derivatives	(6,738,783)	(3,359,943)
Gain (loss) – foreign exchange variation on investments abroad	3,263,599	1,696,755
Total	(5,655,525)	1,920,121

j)	Sensitivity analysis (trading and banking portfolios)

In compliance with CVM Instruction No. 475 of December 17, 2008, ITAÚ UNIBANCO HOLDING carried out a sensitivity analysis by market risk factors considered relevant to which it was exposed. The biggest losses arising, by risk factor, in each scenario, were stated with impact on result, net of tax effects, by providing a vision of the ITAÚ UNIBANCO HOLDING exposure under exceptional scenarios.

The sensitivity analyses of non-trading and trading portfolio shown in this report are an evaluation of an instant position of the portfolio exposure and, therefore, do not consider the management’s quick response capacity (treasury and control areas), which triggers risk mitigating measures, whenever a situation of high loss or risk is identified by minimizing the sensitivity towards significant losses. In addition, we point out that the presented results do not necessarily translate into accounting results, because the study's sole purpose is to disclose the exposure to risks and the respective protective actions, taking into account the fair value of financial instruments, irrespective of the accounting practices adopted by the ITAÚ UNIBANCO HOLDING.

Trading portfolio	Exposures	12/31/2013 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(387)	(9,632)	(19,187)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	122	(3,079)	(6,188)
Foreign Exchange Rates	Prices of Foreign Currencies	3,994	(99,844)	(199,688)
Price Index Linked	Price Indexes Linked Interest Rates	(758)	(18,600)	(36,489)
TR	TR Linked Interest Rates	5	(119)	(238)
Equities	Prices of Equities	3,597	(89,920)	(179,839)
	Total without correlation	6,573	(221,193)	(441,628)
	Total with correlation	6,336	(213,234)	(425,738)

(*) Amounts net of tax effects.

Trading and Banking portfolios	Exposures	12/31/2012 (*)
		Scenarios
Risk factors	Risk of variation in:	I	II	III
Interest Rate	Fixed Income Interest Rates in reais	(2,107)	(52,469)	(104,507)
Foreign Exchange Linked	Foreign Exchange Linked Interest Rates	375	(9,336)	(18,593)
Foreign Exchange Rates	Prices of Foreign Currencies	3,183	(79,568)	(159,136)
Price Index Linked	Price Indexes Linked Interest Rates	(4,237)	(103,960)	(203,958)
TR	TR Linked Interest Rates	257	(6,428)	(12,885)
Equities	Prices of Equities	2,867	(71,679)	(143,358)
	Total without correlation	337	(323,439)	(642,438)
	Total with correlation	325	(311,801)	(619,322)

(*) Amounts net of tax effects.

The following scenarios are used to measure the sensitivity:

•	Scenario I: Addition of 1 base point in interest rates and associated indexes, and 1 percentage point in currency and share prices, which is based on market information (BM&FBOVESPA, Andima, etc);

•	Scenario II: Shocks at 25 base points in interest rates and associated indexes, and 25 percentage points in currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor;

•	Scenario III: Shocks at 50 base points in interest rates and associated indexes, and 50 percentage points in currency and share prices, both for growth and fall, considering the largest resulting losses per risk factor.

Derivative financial instruments engaged by ITAÚ UNIBANCO HOLDING are shown in the item Derivative financial instruments in this note.

Note 8 - Loan, lease and other credit operations

a) Composition of the portfolio with credit granting characteristics

I – By type of operations and risk level

	12/31/2013										12/31/2012
Risk levels	AA	A	B	C	D	E	F	G	H	Total	Total
Loan operations	186,534,223	75,857,513	31,248,747	14,945,265	8,217,611	3,025,279	2,179,932	2,963,129	9,917,632	334,889,331	298,821,807
Loans and discounted trade receivables	62,847,620	58,770,798	22,710,045	10,126,343	6,947,288	2,301,305	1,680,362	2,507,902	7,507,369	175,399,032	158,489,331
Financing	78,787,176	15,744,775	7,394,422	4,277,940	1,148,666	623,980	459,770	432,033	2,323,578	111,192,340	102,372,971
Farming and agribusiness financing	5,629,023	874,197	474,131	167,407	28,373	53,114	3,256	1,602	37,141	7,268,244	6,615,513
Real estate financing	39,270,404	467,743	670,149	373,575	93,284	46,880	36,544	21,592	49,544	41,029,715	31,343,992

Lease operations	5,364,920	1,418,326	1,613,123	681,700	291,131	141,011	97,747	109,413	601,386	10,318,757	17,017,257

Credit card operations	-	45,689,952	4,381,547	1,587,199	927,145	583,858	544,916	437,373	3,055,978	57,207,968	42,502,253

Advance on exchange contracts (1)	2,895,671	702,078	267,713	223,275	11,798	5,165	196	1,956	5,668	4,113,520	4,903,412

Other sundry receivables (2)	200	5,348,082	3,135	266,745	843	1,183	4,545	7,524	73,160	5,705,417	3,040,210

Total operations with credit granting characteristics	194,795,014	129,015,951	37,514,265	17,704,184	9,448,528	3,756,496	2,827,336	3,519,395	13,653,824	412,234,993	366,284,939
Endorsements and sureties (3)										71,161,550	60,310,468
Total with endorsements and sureties	194,795,014	129,015,951	37,514,265	17,704,184	9,448,528	3,756,496	2,827,336	3,519,395	13,653,824	483,396,543	426,595,407
Total – 12/31/2012	127,837,891	139,464,022	37,451,973	24,893,715	11,373,034	4,180,978	3,291,533	3,204,277	14,587,516	366,284,939

(1) Includes Advances on Exchange Contracts and Income Receivable from Advances Granted, reclassified from Liabilities – Foreign Exchange Portfolio/Other Receivables (Note 2a);

(2) Includes Securities and Credits Receivable, Debtors for Purchase of Assets and Endorsements and Sureties paid;

(3) Recorded in Memorandum Accounts.

II – By maturity and risk level

	12/31/2013										12/31/2012
	AA	A	B	C	D	E	F	G	H	Total	Total
	Overdue Operations (1) (2)
Falling due installments	-	-	2,362,430	2,502,577	1,720,638	1,240,033	1,073,715	1,133,336	4,960,629	14,993,358	18,517,490
01 to 30	-	-	150,295	124,275	78,478	51,303	39,344	47,585	220,595	711,875	1,159,078
31 to 60	-	-	119,251	110,658	72,505	50,663	40,308	46,788	209,715	649,888	734,076
61 to 90	-	-	114,200	106,980	71,476	48,821	42,475	45,701	215,005	644,658	675,538
91 to 180	-	-	289,478	336,243	194,541	135,168	111,852	132,933	563,935	1,764,150	1,979,751
181 to 365	-	-	475,792	540,479	371,006	255,209	211,714	239,184	1,047,868	3,141,252	3,642,134
Over 365	-	-	1,213,414	1,283,942	932,632	698,869	628,022	621,145	2,703,511	8,081,535	10,326,913
Overdue installments	-	-	689,733	863,825	745,397	701,838	879,470	1,171,597	6,100,126	11,151,986	11,145,746
01 to 14	-	-	8,820	67,870	42,303	24,696	22,281	21,941	109,666	297,577	386,715
15 to 30	-	-	667,841	138,261	89,821	54,131	41,046	41,523	193,473	1,226,096	1,049,866
31 to 60	-	-	13,072	643,005	142,121	102,782	117,161	138,662	264,444	1,421,247	1,532,243
61 to 90	-	-	-	9,938	454,250	116,301	144,378	198,824	317,403	1,241,094	1,144,609
91 to 180	-	-	-	4,751	16,902	393,860	536,216	748,713	1,173,890	2,874,332	2,969,496
181 to 365	-	-	-	-	-	10,068	18,388	21,934	3,907,147	3,957,537	3,966,882
Over 365	-	-	-	-	-	-	-	-	134,103	134,103	95,935
Subtotal	-	-	3,052,163	3,366,402	2,466,035	1,941,871	1,953,185	2,304,933	11,060,755	26,145,344	29,663,236
Specific allowance	-	-	(30,521)	(100,992)	(246,604)	(582,561)	(976,593)	(1,613,453)	(11,060,755)	(14,611,479)	(15,683,541)
Subtotal - 12/31/2012	-	-	3,514,689	3,872,667	3,519,730	2,515,969	2,338,501	2,151,602	11,750,078	29,663,236
	Non-overdue operations
Falling due installments	194,374,242	128,223,260	34,172,183	14,228,501	6,887,736	1,784,212	856,407	1,200,094	2,523,445	384,250,080	334,533,309
01 to 30	15,339,026	29,908,494	6,162,192	3,277,443	1,255,562	339,596	167,123	115,336	553,182	57,117,954	50,947,169
31 to 60	15,129,768	13,946,690	3,308,069	1,062,886	346,685	142,487	38,526	31,666	194,043	34,200,820	30,218,710
61 to 90	9,275,121	10,026,493	2,128,534	813,645	504,680	51,425	28,986	25,377	125,875	22,980,136	17,530,200
91 to 180	17,958,758	17,524,630	3,896,870	1,537,273	395,237	154,828	68,608	65,328	239,732	41,841,264	40,718,797
181 to 365	28,155,491	17,801,217	5,362,914	2,416,481	1,779,647	388,238	120,713	127,406	323,596	56,475,703	47,984,223
Over 365	108,516,078	39,015,736	13,313,604	5,120,773	2,605,925	707,638	432,451	834,981	1,087,017	171,634,203	147,134,210
Overdue up to 14 days	420,772	792,691	289,919	109,281	94,757	30,413	17,744	14,368	69,624	1,839,569	2,088,394
Subtotal	194,795,014	129,015,951	34,462,102	14,337,782	6,982,493	1,814,625	874,151	1,214,462	2,593,069	386,089,649	336,621,703
Generic allowance	-	(645,080)	(344,621)	(430,133)	(698,249)	(544,388)	(437,076)	(850,123)	(2,593,069)	(6,542,739)	(7,002,982)
Subtotal - 12/31/2012	127,837,891	139,464,022	33,937,284	21,021,048	7,853,304	1,665,009	953,032	1,052,675	2,837,438	336,621,703
Grand total	194,795,014	129,015,951	37,514,265	17,704,184	9,448,528	3,756,496	2,827,336	3,519,395	13,653,824	412,234,993	366,284,939
Existing allowance	-	(645,080)	(375,142)	(1,487,758)	(2,833,614)	(1,877,872)	(1,978,852)	(3,519,044)	(13,653,824)	(26,371,185)	(27,744,938)
Minimum allowance required	-	(645,080)	(375,142)	(531,126)	(944,853)	(1,126,949)	(1,413,668)	(2,463,577)	(13,653,824)	(21,154,218)	(22,686,523)
Additional allowance (3)	-	-	-	(956,632)	(1,888,761)	(750,923)	(565,184)	(1,055,467)	-	(5,216,967)	(5,058,415)
Grand total - 12/31/2012	127,837,891	139,464,022	37,451,973	24,893,715	11,373,034	4,180,978	3,291,533	3,204,277	14,587,516	366,284,939
Existing allowance	-	(697,320)	(374,519)	(1,077,039)	(3,410,771)	(2,090,072)	(2,303,744)	(3,203,957)	(14,587,516)	(27,744,938)
Minimum allowance required	-	(697,320)	(374,519)	(746,811)	(1,137,302)	(1,254,294)	(1,645,767)	(2,242,994)	(14,587,516)	(22,686,523)
Additional allowance (3)	-	-	-	(330,228)	(2,273,469)	(835,778)	(657,977)	(960,963)	-	(5,058,415)

(1)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies;
(2)	The balance of non-accrual operations amounts to R$ 18,064,507 (R$ 20,791,326 at 12/31/2012);
(3)	Allocated to each level of risk in order to explain the additional volume required for alignment to the amount of the expected loss.

III – By business sector

	12/31/2013%		12/31/2012%
Public Sector	3,981,255	1.0%	877,396	0.3%
Energy	51,478	0.0%	235,822	0.1%
Petrochemical and chemical	3,727,424	0.9%	440,759	0.1%
Sundry	202,353	0.1%	200,815	0.1%
Private sector	408,253,738	99.0%	365,407,543	99.7%
Companies	224,172,512	54.3%	204,170,166	55.6%
Sugar and alcohol	9,070,434	2.2%	7,418,754	2.0%
Agribusiness and fertilizers	12,522,693	3.0%	11,769,348	3.2%
Food and beverage	11,194,727	2.7%	10,303,378	2.8%
Banks and other financial institutions	4,611,819	1.1%	3,772,131	1.0%
Capital assets	8,486,204	2.1%	7,198,861	2.0%
Pulp and paper	3,329,139	0.8%	3,041,487	0.8%
Publishing and printing	1,560,220	0.4%	1,618,428	0.4%
Electronic and IT	4,935,785	1.2%	5,142,703	1.4%
Packaging	2,247,092	0.5%	2,006,390	0.6%
Energy and sewage	6,638,648	1.6%	5,676,996	1.5%
Education	1,376,212	0.3%	1,164,790	0.3%
Pharmaceuticals and cosmetics	4,394,102	1.1%	4,142,250	1.1%
Real estate agents	17,741,892	4.3%	14,136,796	3.9%
Entertainment and tourism	3,449,683	0.8%	3,450,613	0.9%
Wood and furniture	3,172,652	0.8%	3,046,600	0.8%
Construction material	5,320,762	1.3%	5,328,499	1.5%
Steel and metallurgy	9,020,604	2.2%	8,469,930	2.3%
Media	966,835	0.2%	719,885	0.2%
Mining	3,693,019	0.9%	2,729,081	0.8%
Infrastructure work	4,912,296	1.2%	4,495,643	1.2%
Oil and gas	3,713,004	0.9%	3,260,525	0.9%
Petrochemical and chemical	6,398,104	1.6%	5,721,923	1.6%
Health care	1,726,480	0.4%	1,839,231	0.5%
Insurance and reinsurance and pension plans	3,060	0.0%	5,009	0.0%
Telecommucations	1,571,581	0.4%	1,216,081	0.3%
Third sector	86,328	0.0%	109,330	0.0%
Trading	1,591,520	0.4%	2,084,545	0.6%
Transportation	17,392,292	4.2%	17,022,141	4.6%
Domestic appliances	3,035,811	0.7%	2,780,259	0.8%
Vehicles and autoparts	14,466,554	3.5%	12,496,985	3.4%
Clothing and shoes	5,320,830	1.3%	5,322,013	1.5%
Commerce - sundry	14,496,263	3.5%	14,209,107	3.9%
Industry - sundry	5,723,206	1.4%	4,781,077	1.3%
Sundry services	19,799,404	4.8%	16,909,752	4.6%
Sundry	10,203,257	2.5%	10,779,625	2.9%
Individuals	184,081,226	44.7%	161,237,377	44.1%
Credit cards	56,414,719	13.7%	42,143,621	11.5%
Real estate financing	30,406,593	7.4%	23,000,967	6.3%
Consumer loans / overdraft	55,279,437	13.4%	44,872,851	12.3%
Vehicles	41,980,477	10.2%	51,219,938	14.0%
Grand total	412,234,993	100.0%	366,284,939	100.0%

b)	Credit concentration

	12/31/2013		12/31/2012
Loan, lease and other credit operations (*)	Risk	% of total	Risk	% of total
Largest debtor	5,590,892	1.2	4,573,362	1.1
10 largest debtors	31,344,501	6.5	27,129,686	6.4
20 largest debtors	48,916,533	10.1	43,344,179	10.2
50 largest debtors	79,469,933	16.4	67,371,741	15.8
100 largest debtors	107,433,012	22.2	89,405,245	21.0

 (*) The amounts include endorsements and sureties.

	12/31/2013		12/31/2012
Loan, lease and other credit operations and securities of companies and financial institutions (*)	Risk	% of total	Risk	% of total
Largest debtor	5,755,367	1.0	5,219,312	1.1
10 largest debtors	40,752,931	7.4	37,367,735	7.7
20 largest debtors	65,461,236	11.8	60,238,587	12.4
50 largest debtors	106,901,726	19.3	95,629,286	19.6
100 largest debtors	143,092,105	25.9	124,043,442	25.5

 (*) The amounts include endorsements and sureties.

c)	Changes in allowance for loan losses

	01/01 to 12/31/2013	01/01 to 12/31/2012
Opening balance	(27,744,938)	(25,771,727)
Effect of change in consolidation criteria (Note 2b)	(483,210)	-
Balance arising from the aquisition of companies (Note 2c)	(1,257,941)	(90,203)
Required by Resolution No. 2,682/99	(1,099,389)	(90,203)
Additional allowance (4)	(158,552)	-
Net increase for the period	(18,655,034)	(24,025,146)
Required by Resolution No. 2,682/99	(18,655,034)	(24,025,146)
Additional allowance (4)	-	-
Write-Off	21,769,938	22,142,138
Closing balance (1)	(26,371,185)	(27,744,938)
Required by Resolution No. 2,682/99	(21,154,218)	(22,686,523)
Specific allowance (2)	(14,611,479)	(15,683,541)
Generic allowance (3)	(6,542,739)	(7,002,982)
Additional allowance (4)	(5,216,967)	(5,058,415)

(1)	The allowance for loan losses related to the lease portfolio amounts to: R$ (843,175) (R$ (1,438,822) at December 31, 2012.
(2)	Operations with overdue installments for more than 14 days or under responsibility of bankruptcy or in process of bankruptcy companies.
(3)	For operations not covered in the previous item due to the classification of the client or operation.
(4)	Refers to the provision in excess of the minimum required percentage by CMN Resolution No. 2,682 of December 21, 1999, based on the expected loss methodology adopted in the institution’s credit risk management, which also considers the potential losses in revolving credit.

At December 31, 2013, the balance of the allowance in relation to the loan portfolio is equivalent to 6.4% (7.6% at 12/31/2012).

d)	Recovery and renegotiation of credits

I -	Composition of the result of allowance for loan losses

	01/01 to 12/31/2013	01/01 to 12/31/2012
Expenses for allowance for loan losses	(18,655,034)	(24,025,146)
Income from recovery of credits written off as loss	5,060,282	4,663,222
Result of allowance for loan losses (*)	(13,594,752)	(19,361,924)

(*) The amounts related to the lease portfolio from 01/01 to 12/31/2013 are: Expenses for allowance for loan losses R$ (786,556) (R$ (1,125,194) from 01/01 to 12/31/2012) and Income from recovery of credits written off as loss R$ 435,910 (R$ 810,853 from 01/01 to 12/31/2012).

II -	Renegotiated loan operations

	12/31/2013			12/31/2012
	Portfolio (1)	Allowance for Loan Losses	%	Portfolio (1)	Allowance for Loan Losses	%
Amended Credit Agreements	17,565,170	(7,950,015)	45.3%	19,483,298	(8,711,606)	44.7%
(-) Amended Operations non-overdue (2)	(4,684,864)	1,262,302	26.9%	(4,964,520)	1,414,469	28.5%
Renegotiated loan operations	12,880,306	(6,687,713)	51.9%	14,518,778	(7,297,137)	50.3%

(1) The amounts related to the lease portfolio are R$ 777,698 (R$ 1,193,580 at December 31, 2012).

(2) Resulting from transations non-overdue or a delay of less than 30 days, reflex of changes in the original contractual terms.

e)	Restricted operations on assets

See below the information related to the restricted operations on assets, in accordance with CMN Resolution No. 2,921, of January 17, 2002.

	12/31/2013					01/01 to 12/31/2013	12/31/2012	01/01 to 12/31/2012
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	Income (expenses)	Total	Income (expenses)
Restricted operations on assets
Loan operations	-	1,602	77,068	162,042	240,712	26,912	120,965	17,769
Liabilities - restricted operations on assets
Foreign borrowings through securities	-	1,602	77,005	162,042	240,649	(26,898)	120,965	(17,769)
Net revenue from restricted operations						14		-

At December 31, 2013, and 2012 there were no balances in default.

f)	Operations of sale or transfers and acquisitions of financial assets

I.	Credit assignments (transfers of receivables) carried out through December 2011 were recorded in accordance with current regulation together with income recognition at the time of the assignment, regardless of the risks and benefits being retained or not.

In compliance with CMN Resolution No. 3,809, of October 28, 2009, the amount of operations assigned with joint obligation, at December 31, 2013 where the entity significantly retained the related risks and benefits is R$ 297,823 (R$ 415,193 at 12/31/2012), composed of real estate financing of R$ 282,359 (R$ 397,704 at 12/31/2012) and farming financing of R$ 15,464 (R$ 17,489 at 12/31/2012).

II.	Beginning January 2012, as provided for by CMN Resolution No. 3,533, of January 31, 2008 and supplementary regulation, accounting records take into consideration the retention or non-retention of risks and benefits on sale or transfers of financial assets.

ITAÚ UNIBANCO HOLDING carried out operations for sale or transfer of financial assets in which there was retention of credit risks of financial assets transferred, through the acquisition of securitized real estate loans. Therefore, such credits continue to be recorded as credit operations, in which the amount recorded as assets at 12/31/2013 was R$ 4,233,181, composed of real estate financing and a fair value of R$ 4,222,617 and the amount recorded as liabilities in the line Other sundry liabilities of R$ 4,232,513 and a fair value of R$ 4,222,617.

Sales or transfers of financial assets without risk and benefit retention totaling R$ 934,951 with effect on results of R$ 2,656, net of Allowance for Loan Losses.

Acquisitions of loan portfolios with the retention of assignor’s risks carried out as from January 2012 to December 31, 2013 totals R$ 5,584,878, and the total amount of acquired portfolios is R$ 5,908,077, at December 31, 2013.

In 2013, there was an increase of R$ 2,744,590 in the total amount of loan portfolio acquired with risk retention of the assignor.

Note 9 - Foreign exchange portfolio

	12/31/2013	12/31/2012
Assets - other receivables	46,048,702	30,959,696
Exchange purchase pending settlement – foreign currency	23,395,998	18,208,437
Bills of exchange and term documents – foreign currency	2,491	70
Exchange sale rights – local currency	23,223,263	13,074,420
(Advances received) – local currency	(573,050)	(323,231)
Liabilities – other liabilities (Note 2a)	46,307,996	31,104,046
Exchange sales pending settlement – foreign currency	23,165,556	13,058,558
Liabilities from purchase of foreign currency – local currency	23,107,462	18,040,379
Other	34,978	5,109
Memorandum accounts	1,195,590	1,256,834
Outstanding import credits – foreign currency	1,150,059	1,211,674
Confirmed export credits – foreign currency	45,531	45,160

Note 10 – Funding and borrowings and onlending

a)	Summary

	12/31/2013						12/31/2012
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Deposits	163,085,333	33,345,417	12,107,656	65,845,056	274,383,462	36.8	243,199,589	34.7
Deposits received under securities repurchase agreements	145,242,341	13,662,590	15,190,650	118,083,596	292,179,177	39.1	288,817,821	41.1
Funds from acceptance and issuance of securities	2,916,440	10,422,111	9,354,247	23,563,592	46,256,390	6.2	55,107,579	7.9
Borrowings and onlending	4,388,078	18,544,637	15,644,315	38,076,272	76,653,302	10.3	59,125,207	8.4
Subordinated debt (*)	146,350	4,091,197	1,899,653	50,426,467	56,563,667	7.6	55,179,314	7.9
Total	315,778,542	80,065,952	54,196,521	295,994,983	746,035,998		701,429,510
% per maturity term	42.3	10.7	7.3	39.7
Total – 12/31/2012	285,726,399	76,161,781	58,019,032	281,522,298	701,429,510
% per maturity term	40.7	10.9	8.3	40.1

(*) Includes R$ 924,605 (R$ 807,189 at 12/31/2012) of Redeemable Preferred Shares classified under Minority Interest in Balance Sheet.

b)	Deposits

	12/31/2013						12/31/2012
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Demand deposits	42,891,432	-	-	-	42,891,432	15.6	34,916,237	14.4
Savings accounts	106,166,141	-	-	-	106,166,141	38.7	83,451,406	34.3
Interbank	1,768,139	3,908,897	2,146,438	371,016	8,194,490	3.0	7,600,266	3.1
Time deposits	12,259,621	29,436,520	9,961,218	65,474,040	117,131,399	42.7	117,231,680	48.2
Total	163,085,333	33,345,417	12,107,656	65,845,056	274,383,462		243,199,589
% per maturity term	59.4	12.2	4.4	24.0
Total – 12/31/2012	133,377,485	24,411,803	17,868,771	67,541,530	243,199,589
% per maturity term	54.8	10.0	7.3	27.9

ITAÚ UNIBANCO HOLDING’s portfolio is composed of interbank deposits in the amount of R$ 106,540 at 12/31/2013 with maturity of 31 to 180 days. There are no operations in 12/31/2012.

c)	Deposits received under securities repurchase agreements

	12/31/2013						12/31/2012
	0 - 30	31 - 180	181 - 365	Over 365 days	Total	%	Total	%
Own portfolio	69,148,574	13,662,586	15,190,650	93,041,434	191,043,244	65.4	163,769,317	56.7
Government securities	51,255,447	332,489	12,640	4,152	51,604,728	17.7	18,838,525	6.5
Own issue	2,976,976	12,729,771	15,178,010	93,037,282	123,922,039	42.4	127,652,498	44.2
Foreign	14,916,151	600,326	-	-	15,516,477	5.3	17,278,294	6.0
Third-party portfolio	76,081,355	-	-	-	76,081,355	26.0	106,528,933	36.9
Free portfolio	12,412	4	-	25,042,162	25,054,578	8.6	18,519,571	6.4
Total	145,242,341	13,662,590	15,190,650	118,083,596	292,179,177		288,817,821
% per maturity term	49.7	4.7	5.2	40.4
Total – 12/31/2012	144,412,955	17,838,431	16,280,894	110,285,541	288,817,821
% per maturity term	50.0	6.2	5.6	38.2

d)	Funds from acceptance and issuance of securities

	12/31/2013						12/31/2012
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Funds from bills:	2,244,701	7,960,759	7,012,629	12,978,555	30,196,644	65.3	37,539,153	68.2
Financial	858,056	1,641,800	3,869,254	7,454,410	13,823,520	29.9	18,694,927	34.0
Of real estate loans	889,585	4,250,664	1,493,705	2,285,161	8,919,115	19.3	13,296,224	24.1
Bill of credit related to agribusiness	489,262	2,058,886	1,627,895	3,096,691	7,272,734	15.7	5,321,434	9.7
Mortgage notes	7,798	9,409	21,775	142,293	181,275	0.4	226,568	0.4
Debentures	-	-	-	-	-	-	1,569,053	2.8
Foreign securities	671,739	2,461,352	2,341,618	10,585,037	16,059,746	34.7	15,999,373	29.0
Non-trade related – issued abroad	671,739	2,461,352	2,341,618	10,585,037	16,059,746	34.7	15,999,373	29.0
Brazil risk note programme	560,178	1,659,707	1,069,491	2,393,615	5,682,991	12.3	8,357,237	15.2
Structure note issued	90,520	569,850	603,256	3,509,381	4,773,007	10.3	3,632,737	6.6
Bonds	7,907	49,379	56,229	3,027,347	3,140,862	6.8	2,075,279	3.8
Fixed rate notes	12,128	100,173	510,551	1,400,441	2,023,293	4.4	1,485,118	2.7
Eurobonds	1,006	2,461	28,933	79,523	111,923	0.2	307,004	0.6
Other	-	79,782	73,158	174,730	327,670	0.7	141,998	0.3
Total	2,916,440	10,422,111	9,354,247	23,563,592	46,256,390		55,107,579
% per maturity term	6.3	22.6	20.2	50.9
Total – 12/31/2012	3,862,934	15,665,299	12,043,466	23,535,880	55,107,579
% per maturity term	7.0	28.4	21.9	42.7

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Brazil Risk Note Programme with maturity of 31 days to 180 days in the amount of R$ 5,542 (R$ 5,542 at 12/31/2012) and over 365 days in the amount of R$ 500,000 (R$ 500,000 at 12/31/2012), totaling R$ 505,542 (R$ 505,542 at 12/31/2012).

e)	Borrowings and onlending

	12/31/2013						12/31/2012
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
Borrowings	3,416,785	12,338,319	10,048,921	7,833,763	33,637,788	43.9	23,077,194	39.0
Domestic	332,393	73,972	167,465	176,944	750,774	1.0	364,139	0.6
Foreign (*)	3,084,392	12,264,347	9,881,456	7,656,819	32,887,014	42.9	22,713,055	38.4
Onlending	971,293	6,206,318	5,595,394	30,242,509	43,015,514	56.1	36,048,013	61.0
Domestic – official institutions	971,293	5,721,399	5,595,394	30,068,543	42,356,629	55.3	35,444,632	60.0
BNDES	344,110	2,061,996	1,727,586	12,785,047	16,918,739	22.1	10,959,452	18.5
FINAME	617,259	3,540,784	3,675,384	17,067,087	24,900,514	32.5	23,995,071	40.6
Other	9,924	118,619	192,424	216,409	537,376	0.7	490,109	0.8
Foreign	-	484,919	-	173,966	658,885	0.8	603,381	1.0
Total	4,388,078	18,544,637	15,644,315	38,076,272	76,653,302		59,125,207
% per maturity term	5.7	24.2	20.4	49.7
Total – 12/31/2012	3,275,775	15,792,990	11,693,869	28,362,573	59,125,207
% per maturity term	5.5	26.7	19.8	48.0

(*) Foreign borrowings are basically represented by foreign exchange transactions related to export pre-financing and import financing.

f)	Subordinated debt

	12/31/2013						12/31/2012
	0-30	31-180	181-365	Over 365 days	Total	%	Total	%
CDB	-	3,496,307	1,885,401	6,627,611	12,009,319	21.2	13,791,226	25.0
Financial treasury bills	71,100	399,762	5,405	24,506,387	24,982,654	44.2	24,307,476	44.1
Euronotes	75,250	182,179	-	18,254,327	18,511,756	32.8	16,147,681	29.2
Bonds	-	9,154	8,847	179,141	197,142	0.3	186,539	0.3
(-) Transaction costs incurred (Note 4b)	-	-	-	(61,809)	(61,809)	(0.1)	(60,797)	(0.1)
Total Other Liabilities	146,350	4,087,402	1,899,653	49,505,657	55,639,062		54,372,125
Redeemable preferred shares	-	3,795	-	920,810	924,605	1.6	807,189	1.5
Grand total (*)	146,350	4,091,197	1,899,653	50,426,467	56,563,667		55,179,314
% per maturity term	0.3	7.2	3.4	89.1
Total – 12/31/2012	797,250	2,453,258	132,032	51,796,774	55,179,314
% per maturity term	1.4	4.5	0.2	93.9

(*) The amount of R$ 55,185,640 (R$ 51,134,447 at 12/31/2012) is included in the Referential Equity, using the proportionalities set forth in CMN Resolution No. 3,444 of February 28, 2007 and changes made by CMN Resolution No. 3,532 of January 31, 2008.

Description
Name of security / currency	Principal amount (original currency)	Issue	Maturity	Return p.a.	Account balance
Subordinated CDB - BRL
	1,864,500	2007	2014	100% of CDI + 0.35% to 0.6%	3,609,988
	33,200			IGPM + 7.22%	76,618
	1,000,000	2008	2014	112% of CDI	1,695,101
	400,000	2008	2015	119.8% of CDI	720,680
	50,000	2010	2015	113% of CDI	74,843
	465,835	2006	2016	100% of CDI + 0.7% (*)	970,749
	2,719,268	2010	2016	110% to 114% of CDI	4,069,269
	122,500			IPCA + 7.21%	197,644
	366,830	2010	2017	IPCA + 7.33%	594,427
				Total	12,009,319

Subordinated financial bills - BRL
	365,000	2010	2016	100% of CDI + 1.35% to 1.36%	378,781
	1,874,000			112% to 112.5% of CDI	1,940,431
	30,000			IPCA + 7%	44,041
	206,000	2010	2017	IPCA + 6.95% to 7.2%	260,768
	3,223,500	2011	2017	108% to 112% of CDI	3,355,875
	352,400			IPCA + 6.15% to 7.8%	451,131
	138,000			IGPM + 6.55% to 7.6%	183,873
	3,650,000			100% of CDI + 1.29% to 1.52%	3,740,065
	500,000	2012	2017	100% of CDI + 1.12%	504,383
	42,000	2011	2018	IGPM + 7%	52,678
	30,000			IPCA + 7.53% to 7.7%	36,717
	460,645	2012	2018	IPCA + 4.4% to 6.58%	554,361
	3,782,100			100% of CDI + 1.01% to 1.32%	3,859,492
	6,373,127			108% to 113% of CDI	6,644,282
	112,000			9.95% to 11.95%	129,672
	2,000	2011	2019	109% to 109.7% of CDI	2,427
	12,000	2012	2019	11.96%	14,785
	100,500			IPCA + 4.70% to 6.3%	118,114
	1,000			110% of CDI	1,189
	20,000	2012	2020	IPCA + 6% to 6.17%	24,630
	1,000			111% of CDI	1,191
	6,000	2011	2021	109.25% to 110.5% of CDI	7,454
	2,306,500	2012	2022	IPCA + 5.15% to 5.83%	2,654,681
	20,000			IGPM + 4.63%	21,633
				Total	24,982,654

Subordinated euronotes - USD
	1,000,000	2010	2020	6.2%	2,366,255
	1,000,000	2010	2021	5.75%	2,403,549
	750,000	2011	2021	5.75% to 6.2%	1,762,230
	550,000	2012	2021	6.2%	1,301,627
	2,625,000	2012	2022	5.5% to 5.65%	6,205,689
	1,870,000	2012	2023	5.13%	4,410,597
				Total	18,449,947

Subordinated bonds - CLP	41,528,200	2008	2033	3.5% to 4.5%	197,142
				Total	197,142

Preferred shares - USD	393,072	2002	2015	3.04%	924,605

Total					56,563,667

(*) Subordinated CDBs may be redeemed as from November 2011.

ITAÚ UNIBANCO HOLDING’s portfolio is composed of Subordinated Euronotes with maturity of up to 30 days in the amount of R$ 75,251 (R$ 64,462 at 12/31/2012), with maturity of 31 to 180 days in the amount of R$ 182,179 (R$ 160,580 12/31/2012) and over 365 days in the amount of R$ 18,192,518 (R$ 15,861,842 at 12/31/2012), totaling R$ 18,449,948 (R$ 16,086,884 at 12/31/2012).

Note 11 - Insurance, pension plan and capitalization operations

a)	Composition of the technical provisions per segment

	Insurance		Pension plan		Capitalization		Total
	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Unearned premiums	5,273,934	4,693,444	9,506	5,967	-	-	5,283,440	4,699,411
Mathematical provision of benefits to be granted and benefits granted	18,537	19,103	87,239,309	79,733,327	-	-	87,257,846	79,752,430
Redemptions and Other Unsettled Amounts	19,523	17,712	139,326	54,663	-	-	158,849	72,375
Financial surplus	1,344	1,450	490,254	513,874	-	-	491,598	515,324
Unsettled claims	3,631,415	3,049,191	19,163	86,805	-	-	3,650,578	3,135,996
Claims / events incurred but not reported (IBNR)	799,190	820,875	12,444	12,286	-	-	811,634	833,161
Administrative and Related Expenses	187,884	182,154	45,984	40,449	40,310	9,096	274,178	231,699
Mathematics for Capitalization and Redemptions	-	-	-	-	2,960,420	2,834,557	2,960,420	2,834,557
Raffles Payable and To Be Held	-	-	-	-	27,836	19,504	27,836	19,504
Complementary Raffles	-	-	-	-	4,504	17,011	4,504	17,011
Other provisions	343,402	336,224	792,238	750,643	3,371	11,558	1,139,011	1,098,425
Total (*)	10,275,229	9,120,153	88,748,224	81,198,014	3,036,441	2,891,726	102,059,895	93,209,893

(*) This table covers the amendments established by Susep Circular No. 462, of 03/01/2013, also for comparison purposes.

The Liability adequacy test did not show any deficiency in this period.

b)	Assets guaranteeing technical provisions - SUSEP

	Insurance		Pension plan		Capitalization		Total
	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Interbank investments – money market	1,149,333	845,460	530,446	902,921	945,019	1,002,382	2,624,798	2,750,763
Securities and derivative financial instruments	3,494,760	3,266,740	88,413,935	80,583,219	2,215,360	1,994,119	94,124,055	85,844,078
PGBL/VGBL fund quotas (1)	-	-	82,393,950	75,146,080	-	-	82,393,950	75,146,080
Government securities - domestic	-	-	57,632,304	52,587,258	-	-	57,632,304	52,587,258
National treasury bills	-	-	23,698,312	20,776,745	-	-	23,698,312	20,776,745
National treasury notes	-	-	25,827,084	28,864,164	-	-	25,827,084	28,864,164
Financial treasury bills	-	-	8,106,908	2,946,349	-	-	8,106,908	2,946,349
Corporate securities	-	-	24,151,480	22,434,368	-	-	24,151,480	22,434,368
Bank deposit certificates	-	-	2,906,822	2,542,603	-	-	2,906,822	2,542,603
Debentures	-	-	3,424,891	3,101,048	-	-	3,424,891	3,101,048
Shares	-	-	908,597	1,496,170	-	-	908,597	1,496,170
Credit note	-	-	170,754	205,692	-	-	170,754	205,692
Financial treasury bills	-	-	16,736,487	15,083,232	-	-	16,736,487	15,083,232
Securitized real estate loans	-	-	3,929	5,298	-	-	3,929	5,298
Others	-	-	-	325	-	-	-	325
PGBL/VGBL fund quotas	-	-	414,054	338,445	-	-	414,054	338,445
Derivative financial instruments	-	-	130,225	41,965	-	-	130,225	41,965
Loans for Shares	-	-	156,755	-	-	-	156,755	-
Accounts receivable / (payable)	-	-	(90,868)	(255,956)	-	-	(90,868)	(255,956)
Other assets	3,494,760	3,266,740	6,019,985	5,437,139	2,215,360	1,994,119	11,730,105	10,697,998
Government	937,721	1,114,940	4,710,502	4,305,677	47,958	271,683	5,696,181	5,692,300
Private	2,557,039	2,151,800	1,309,483	1,131,462	2,167,402	1,722,436	6,033,924	5,005,698
Receivables from insurance and reinsurance operations (2)	5,955,551	5,090,296	-	-	-	-	5,955,551	5,090,296
Credit rights	1,015,965	1,014,112	-	-	-	-	1,015,965	1,014,112
Commercial – extended guarantee	1,278,576	1,323,025	-	-	-	-	1,278,576	1,323,025
Reinsurance	3,661,010	2,753,159	-	-	-	-	3,661,010	2,753,159
Escrow deposits for loss	-	1,607	-	-	-	-	-	1,607
Total	10,599,644	9,204,103	88,944,381	81,486,140	3,160,379	2,996,501	102,704,404	93,686,744

(1) The PGBL and VGBL plans securities portfolios, the ownership and embedded risks of which are the customer’s responsibility, are recorded as securities – trading securities, with a contra-entry to lliabilities in Pension Plan Technical Provisions account.

(2) Recorded under Other receivables and Other assets.

c) Financial and operating income per segment

	Insurance						Pension plan						Capitalization		Total
	01/01 to 12/31/2013			01/01 to 12/31/2012			01/01 to 12/31/2013			01/01 to 12/31/2012			01/01 to	01/01 to	01/01 to	01/01 to
	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	Direct	Reinsurance	Withheld	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Financial income from insurance, pension plan and capitalization operations	156,656	-	156,656	301,198	-	301,198	211,241	-	211,241	205,393	-	205,393	88,850	124,370	456,747	630,961
Financial income	232,323	-	232,323	336,331	-	336,331	3,422,942	-	3,422,942	6,530,511	-	6,530,511	237,889	277,480	3,893,154	7,144,322
Financial expenses	(75,667)	-	(75,667)	(35,133)	-	(35,133)	(3,211,701)	-	(3,211,701)	(6,325,118)	-	(6,325,118)	(149,039)	(153,110)	(3,436,407)	(6,513,361)
Operating income from insurance, pension plan and capitalization operations	2,942,139	(71,927)	2,870,212	1,970,791	364,477	2,335,268	181,831	(5,273)	176,558	132,813	83	132,896	480,911	521,851	3,527,681	2,990,015
Premiums and contributions	7,789,010	(1,517,081)	6,271,929	6,921,474	(1,159,148)	5,762,326	15,538,259	(6,386)	15,531,873	17,826,100	(7,039)	17,819,061	2,365,842	2,045,436	24,169,644	25,626,823
Changes in technical provisions	(542,786)	271,888	(270,898)	(467,860)	172,125	(295,735)	(15,328,803)	-	(15,328,803)	(17,660,880)	-	(17,660,880)	(52,917)	(4,827)	(15,652,618)	(17,961,442)
Expenses for claims, benefits, redemptions and raffles	(3,182,587)	1,107,281	(2,075,306)	(3,323,434)	1,288,170	(2,035,264)	(20,772)	-	(20,772)	(25,069)	4,420	(20,649)	(1,848,986)	(1,539,883)	(3,945,064)	(3,595,796)
Selling expenses	(1,083,193)	65,985	(1,017,208)	(1,099,926)	63,330	(1,036,596)	(3,730)	-	(3,730)	(3,002)	-	(3,002)	-	(783)	(1,020,938)	(1,040,381)
Other operating revenues and expenses	(38,305)	-	(38,305)	(59,463)	-	(59,463)	(3,123)	1,113	(2,010)	(4,336)	2,702	(1,634)	16,972	21,908	(23,343)	(39,189)
Total result from insurance, pension plan and capitalization operations	3,098,795	(71,927)	3,026,868	2,271,989	364,477	2,636,466	393,072	(5,273)	387,799	338,206	83	338,289	569,761	646,221	3,984,428	3,620,976

Note 12 – Contingent assets and liabilities and legal liabilities – tax and social security

In the ordinary course of its businesses, ITAÚ UNIBANCO HOLDING CONSOLIDATED is involved in contingencies that may be classified as follows.

a) Contingent Assets: there are no contingent assets recorded.

b) Provisions and contingencies: The criteria to quantify contingencies are adequate in relation to the specific characteristics of civil, labor and tax lawsuits portfolios, as well as other risks.

-	Civil lawsuits:

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): contingencies are determined on a monthly basis and the expected amount of losses is accrued according to statistical references that take into account the type of lawsuit and the characteristics of the legal body (Small Claims Court or Regular Court).

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies usually arise from revision of contracts and compensation for property damage and pain and suffering; most of these lawsuits are filed in the Small Claims Court and therefore limited to 40 minimum monthly wages. ITAÚ UNIBANCO HOLDING is also party to specific lawsuits over the charging of understated inflation adjustment to savings accounts in connection with economic plans.

The case law at the Federal Supreme Court is favorable to banks in relation to an economic phenomenon similar to savings, as in the case of adjustment to time deposits and contracts in general. Additionally, the Superior Court of Justice has decided that the term for filing public civil actions over understated inflation is five years. In view of such decision, some of the lawsuits may be dismissed because they were filed after the five-year period.

In the accounting books no amount is recognized in relation to Civil lawsuits which likelihood of loss is considered possible, which total estimated risk is R$ 2.095.099 (R$ 1.659.612 at December 31, 2012) and main natures of these lawsuits refer to claims form compensation or collections, the individual amounts of which are not significant.

-	Labor claims

Collective lawsuits (related to claims considered similar and which each individual amount is not considered significant): The expected amount of loss is determined and accrued monthly according to the statistical share pricing model, plus the average cost of fees. These are adjusted to the amounts deposited as guarantee for their execution when realized.

Individual lawsuits (related to claims with unusual characteristics or involving significant amounts): determined from time to time, based on the amount claimed and the likelihood of loss, which, in turn, is estimated according to the “de facto” and “de jure” characteristics related to such lawsuit. The amounts of losses which likelihood of loss is considered probable are accrued.

Contingencies are related to lawsuits in which alleged labor rights based on labor legislation specific to the related profession, such as overtime, salary equalization, reinstatement, transfer allowance, pension plan supplement and other, are discussed.

There are no labor claims of significant amounts falling under the category of possible loss.

-	Other Risks

These are quantified and accrued mainly based on the evaluation of rural credit transactions with joint liability and FCVS (salary variations compensation fund) credits assigned to Banco Nacional.

The table below shows the changes in the respective provisions for contingent liabilities and the respective escrow deposits balances:

	01/01 to 12/31/2013				01/01 to 12/31/2012
	Civil	Labor	Other	Total	Total
Opening balance	3,731,588	4,852,246	192,303	8,776,137	7,344,812
Effect of change in consolidation criteria (Note 2b)	13,105	14,043	21	27,169	-
Balance arising from the aquisition of companies (Note 2c)	192,432	98,640	-	291,072	-
(-) Contingencies guaranteed by indemnity clauses (Note 4n I)	(118,176)	(948,237)	-	(1,066,413)	(1,066,563)
Subtotal	3,818,949	4,016,692	192,324	8,027,965	6,278,249
Monetary restatement/charges	162,786	236,205	-	398,991	272,667
Changes in the period reflected in results (Notes 13f and 13i)	2,111,306	1,398,350	30,911	3,540,567	3,819,156
Increase (*)	2,778,053	1,591,042	34,246	4,403,341	4,860,077
Reversal	(666,747)	(192,692)	(3,335)	(862,774)	(1,040,921)
Payment	(1,754,332)	(1,270,249)	-	(3,024,581)	(2,660,348)
Subtotal	4,338,709	4,380,998	223,235	8,942,942	7,709,724
(+) Contingencies guaranteed by indemnity clauses (Note 4n I)	133,828	811,249	-	945,077	1,066,413
Closing balance (Note 13c)	4,472,537	5,192,247	223,235	9,888,019	8,776,137
Closing balance at 12/31/2012 (Note 13c)	3,731,588	4,852,246	192,303	8,776,137
Escrow deposits at 12/31/2013 (Note 13a)	2,168,820	2,450,956	-	4,619,776
Escrow deposits at 12/31/2012 (Note 13a)	2,048,348	2,470,624	-	4,518,972

(*) Civil provisions include the provision for economic plans amounting to R$ 246,574 (R$ 525,729 from January 1 to December 31, 2012) (Note 22k).

-	Tax and social security lawsuits

Contingencies are equivalent to the principal amount of taxes involved in tax, administrative or judicial challenges, subject to tax assessment notices, plus interest and, when applicable, fines and charges. The amount is accrued when it involves legal obligation, regardless of the likelihood of loss, that is, a favorable outcome to the institution is dependent upon the recognition of the unconstitutionality of the applicable law in force. In other cases, the Bank recognizes a provision whenever the likelihood of loss is probable.

The table below shows the changes in the provisions and respective escrow deposits for Tax and Social Security lawsuits balances:

	01/01 to 12/31/2013			01/01 to 12/31/2012
Provisions	Legal obligation	Contingencies	Total	Total
Opening balance	7,612,614	2,820,311	10,432,925	8,644,552
Effect of change in consolidation criteria (Note 2b)	7,871	24,261	32,132	-
(-) Contingencies guaranteed by indemnity clauses	-	(61,198)	(61,198)	(57,438)
Subtotal	7,620,485	2,783,374	10,403,859	8,587,114
Monetary restatement/charges	374,824	26,947	401,771	905,518
Changes in the period reflected in results	366,465	626,551	993,016	973,543
Increase	561,883	669,405	1,231,288	1,215,418
Reversal	(195,418)	(42,854)	(238,272)	(241,875)
Payment (Note 12e)	(1,914,888)	(966,889)	(2,881,777)	(94,449)
Subtotal	6,446,886	2,469,983	8,916,869	10,371,726
(+) Contingencies guaranteed by indemnity clauses	-	57,028	57,028	61,199
Closing balance (Notes 13c and 14c)	6,446,886	2,527,011	8,973,897	10,432,925
Closing balance at 12/31/2012 (Notes 13c and 14c)	7,612,614	2,820,311	10,432,925	-

	01/01 to 12/31/2013			01/01 to 12/31/2012
Escrow deposits	Legal obligation	Contingencies	Total	Total
Opening balance	4,196,129	360,710	4,556,839	5,178,313
Effect of change in consolidation criteria (Note 2b)	166,571	-	166,571	-
Appropriation of income	228,005	37,337	265,342	302,443
Changes in the period	686,115	(17,669)	668,446	(25,719)
Deposited	1,390,559	16,311	1,406,870	238,976
Withdrawals	(21,191)	-	(21,191)	(246,209)
Reversals to income (Note 12e)	(683,253)	(33,980)	(717,233)	(18,486)
Closing balance	5,276,820	380,378	5,657,198	5,455,037
Relocated to assets pledged in guarantee of contingencies (Note 12d)	-	900	900	(898,198)
Closing balance after relocated (Note 13a)	5,276,820	381,278	5,658,098	4,556,839
Closing balance at 12/31/2012 (Note 13a)	4,196,129	360,710	4,556,839

The main discussions related to legal obligations are described as follows:

•	CSLL – Isonomy – R$ 2,471,120: as the law increased the CSLL rate for financial and insurance companies to 15%, we discuss the lack of constitutional support for this measure and, due to the principle of isonomy, we defend the levy at the regular rate of 9%. The corresponding escrow deposit balance totals R$ 640,380.

•	PIS and COFINS – Calculation basis – R$ 1,788,780: we defend the levy of contributions on revenue, understood as the revenue from sales of assets and services. The corresponding escrow deposit balance totals R$ 1,696,304.

•	IRPJ and CSLL – Taxation of profits earned abroad – R$ 499,486: we discuss the calculation basis for levy of these taxes on profits earned abroad and the non-applicability of Regulatory Instruction SRF No. 213-02 in which it exceeds the suitability of the legal text. The corresponding escrow deposit balance totals R$ 459,974.

•	PIS – Principles of anteriority over 90 days and non-retroactivity – R$ 421,700: we request the rejection of Constitutional Amendments No. 10/96 and 17/97 in view of the principle of anteriority and non-retroactivity, aiming at making payments based on Supplementary Law No. 07/70. The corresponding escrow deposit totals R$ 92,764.

Off-balance sheet contingencies - The amounts related to Tax and Social Security Lawsuits considered to be as possible loss, which total estimated risk is R$ 10,879,927, are the following:

•	INSS – Non-compensatory amounts – R$ 2,564,012: we defend the non-taxation of these amounts, mainly profit sharing, stock option, transportation vouchers and sole bonus.

•	IRPJ and CSLL – Interest on capital – R$ 1,128,399: we defend the deductibility of interest on capital declared to stockholders based on the Brazilian long-term interest rate (TJLP) on the stockholders’ equity for the year and for prior years.

•	IRPJ, CSLL, PIS and COFINS – Request for offset dismissed – R$ 1,075,353: cases in which the liquidity and the offset credit certainty are discussed.

•	IRPJ and CSLL – Goodwill – Deduction – R$ 1,049,429: deductibility of goodwill on acquisition of investments with future expected profitability.

•	ISS – Banking Institutions – R$ 616,234: these are banking operations, which revenue may not be interpreted as price per service rendered and/or arises from activities not listed under a Supplementary Law.

c)	Receivables - reimbursement of contingencies

The receivables balance arising from reimbursements of contingencies totals R$ 732,982 (R$ 789,838 at 12/31/2012) (Note 13a), basically represented by the guarantee in the Banco Banerj S.A. privatization process occurred in 1997, in which the State of Rio de Janeiro created a fund to guarantee the equity recomposition of civil, labor and tax contingencies.

d)	Assets pledged as contingencies

Assets pledged in guarantee for contingencies are related to liability contingencies and restricted or deposited as presented below:

	12/31/2013	12/31/2012
Securities (basically financial treasury bills – Note 7b)	1,295,952	1,525,744
Deposits in guarantee (Note 13a)	3,711,996	4,040,091

Escrow deposits are generally required to be made with the court in connection with lawsuits in Brazil and they are held by the court until a decision is made by the relevant court. In case of a decision against ITAÚ UNIBANCO HOLDING, the deposited amount is released from escrow and transferred to the counterparty in the lawsuit. In case of a decision in favor of ITAÚ UNIBANCO HOLDING, the deposited amount is released at the full amount deposited updated.

In general, provisions related to lawsuits of ITAÚ UNIBANCO HOLDING are long term, considering the time required for the termination of these lawsuits in the Brazilian judicial system, reason why estimate for specific year in which these lawsuits will be terminated have not been disclosed.

According to the opinion of its legal advisors, ITAÚ UNIBANCO HOLDING and its subsidiaries are not involved in any other administrative or judicial proceedings that may significantly impact the results of their operations. The combined evaluation of all existing provisions for all contingent liabilities and legal obligations, which are recognized based on statistical models for claims involving small amounts and on individual evaluation by internal and external legal advisors of other cases, showed that the accrued amounts are sufficient, as provided for by CMN Resolution No. 3,823, of December 16, 2009, and BACEN Circular Letter No. 3,429, of February 11, 2010.

e) Program for Cash or Installment Payment of Federal Taxes – Law No. 12,865/13, as amended by Provisional Measure No. 627/13.

ITAÚ UNIBANCO HOLDING and subsidiaries adhered to the Program for Cash or Installment Payment of Federal Taxes, enacted by Law No. 12,865 of October 9, 2013. The program included the debits administered by the Federal Reserve Service of Brazil and the General Attorney’s Office of the National Treasury past due, and is defined in accordance with the Articles below:

•	REFIS – PIS and COFINS (Article 39 of Law No 12,865/13)

The debits with the National Treasury related to PIS (social integration program) and COFINS (tax for social security financing), addressed by Chapter I of Law No. 9,718/98 (legal entities governed by private law), due by financial institutions and insurance companies, past due up to December 31, 2012;

•	REFIS – Profits Abroad (Article 40 of Law No 12,865/13)

The debits with the National Treasury related to IRPJ (corporate income tax) and CSLL (social contribution on net income), arising from profits earned by subsidiaries or affiliates abroad (Article 74 of Provisional Measure No. 2,158-35, of August 24, 2001), past due up to December 31, 2012;

•	REFIS – crisis event (Article 17 of Law No 12,865/13)

This program refers to the renegotiation of federal debits administered by the Federal Reserve Service of Brazil and the General Attorney’s Office of the National Treasury past due, either registered or not as overdue tax liabilities, even when a tax foreclosure has been filed.

The net effect in income amounted to R$ 508,240, recorded under tax expenses, other operating revenues and income tax and social contribution.

Note 13 - Breakdown of accounts

a)	Other sundry receivables

	12/31/2013	12/31/2012
Deferred tax assets (Note 14b I)	40,159,780	35,507,358
Social contribution for offset (Note 14b I)	647,376	658,941
Taxes and contributions for offset	4,116,381	4,165,570
Escrow deposits for legal liabilities and tax and social security contingencies (Note 12b)	9,370,094	8,596,930
Escrow deposits for legal liabilities – civil and labor (Note 12b)	4,619,776	4,518,972
Escrow deposits for foreign fund raising program	701,796	722,182
Receivables from reimbursement of contingent liabilities (Note 12c)	732,982	789,838
Sundry domestic debtors	3,074,071	1,344,638
Sundry foreign debtors	498,015	349,334
Retirement plan assets (Note 19)	2,308,650	2,814,860
Recoverable payments	32,577	37,734
Salary advances	40,830	50,462
Amounts receivable from related companies	55,486	16,497
Operations without credit granting characteristics	149,134	307,279
Securities and credits receivable	470,262	618,550
(Allowance for loan losses)	(321,128)	(311,271)
Other	946,872	653,735
Total	67,453,820	60,534,330

At ITAÚ UNIBANCO HOLDING, Other Sundry Receivables are basically composed of Taxes and Contributions for Offset of R$ 688,243 (R$ 307,170 at 12/31/2012) and Deferred Tax Assets of R$ 23,216 (R$ 463,739 at 12/31/2012) (Note 14b I).

b)	Prepaid expenses

	12/31/2013	12/31/2012
Commissions	3,243,295	3,228,906
Related to vehicle financing	502,483	847,381
Related to insurance and pension plan	1,381,267	1,383,444
Restricted to commissions/partnership agreements	632,322	695,682
Other	727,223	302,399
Brazilian deposit guarantee fund (*)	-	152,352
Advertising	404,485	606,611
Other	482,693	348,762
Total	4,130,473	4,336,631

 (*) Refers to spontaneous payment, equivalent to the prepayment of installments of the contribution to the Brazilian deposit guarantee fund (Fundo Garantidor de Crédito - FGC), according to BACEN Circular No. 3,416, of 10/24/2008.

c)	Other sundry liabilities

	12/31/2013	12/31/2012
Provisions for contingent liabilities (Note 12b)	12,415,030	11,596,448
Provisions for sundry payments	2,439,180	2,031,660
Personnel provision	1,318,602	1,225,351
Sundry creditors - local	1,569,485	1,924,802
Sundry creditors - foreign	1,393,910	1,295,659
Liabilities for official agreements and rendering of payment services	440,195	370,051
Related to insurance operations	1,199,813	922,026
Liabilities for purchase of assets and rights	3,818	3,281
Creditors of funds to be released	1,763,410	1,220,021
Funds from consortia participants	28,456	85,542
Provision for Retirement Plan Benefits (Note 19)	726,396	606,287
Provision for health insurance (*)	654,929	634,591
Expenses for lease interests (Note 4i)	337,710	248,041
Liabilities from transactions related to credit assignments (Note 8f)	4,232,513	-
Other	781,688	525,498
Total	29,305,135	22,689,258

(*) Provision set up to cover possible future deficits up to the total discontinuance of the portfolio, arising from the difference of adjustments to monthly installments, authorized annually by the regulatory body, and the actual variation of hospital costs that affect the compensation of claims (Note 13i).

d)	Banking service fees

	01/01 to 12/31/2013	01/01 to 12/31/2012
Asset management	3,574,508	3,083,627
Funds management fees	3,164,548	2,865,221
Consortia management fee	409,960	218,406
Current account services	735,242	670,076
Credit cards	7,601,799	6,157,299
Relationship with stores	7,505,413	5,959,586
Credit card processing	96,386	197,713
Sureties and credits granted	1,777,427	1,594,746
Loan operations	800,259	732,137
Guarantees provided	977,168	862,609
Receipt services	1,430,044	1,439,626
Collection fees	1,212,906	1,175,883
Collection services	217,138	263,743
Other	1,692,449	1,542,852
Custody services and management of portfolio	282,382	234,601
Economic and financial advisory	440,692	442,022
Foreign exchange services	102,568	103,054
Other services	866,807	763,175
Total	16,811,469	14,488,226

e)	Income from bank charges

	01/01 to 12/31/2013	01/01 to 12/31/2012
Loan operations/registration	1,105,455	1,012,281
Credit cards – annual fees and other services	2,241,494	1,814,318
Deposit account	124,578	145,751
Transfer of funds	175,562	157,700
Income from securities brokerage	451,331	357,947
Service package fees and other	3,156,125	2,337,113
Total	7,254,545	5,825,110

f)	Personnel expenses

	01/01 to 12/31/2013	01/01 to 12/31/2012
Compensation	(6,513,204)	(5,989,635)
Charges	(2,181,348)	(2,108,408)
Welfare benefits (Note 19)	(1,969,098)	(1,053,179)
Training	(184,509)	(241,538)
Labor claims and termination of employees (Note 12b)	(1,740,084)	(2,071,351)
Stock Option Plan	(187,880)	(176,749)
Total	(12,776,123)	(11,640,860)
Employees’ profit sharing	(2,553,287)	(2,385,664)
Total with employees’ profit sharing	(15,329,410)	(14,026,524)

g)	Other administrative expenses

	01/01 to 12/31/2013	01/01 to 12/31/2012
Data processing and telecommunications	(3,700,611)	(3,524,268)
Depreciation and amortization	(1,880,687)	(1,653,696)
Installations	(2,315,589)	(2,227,686)
Third-party services	(3,260,045)	(3,301,855)
Financial system services	(475,188)	(489,359)
Advertising, promotions and publication	(1,341,428)	(926,005)
Transportation	(453,940)	(499,697)
Materials	(355,566)	(385,785)
Security	(548,632)	(510,974)
Travel expenses	(194,133)	(187,722)
Other	(560,802)	(485,195)
Total	(15,086,621)	(14,192,242)

h)	Other operating revenue

	01/01 to 12/31/2013	01/01 to 12/31/2012
Reversal of operating provisions	52,695	30,252
Recovery of charges and expenses	58,841	66,669
Program for Settlement or Installment Payment of Federal (Note 12e)	623,816	-
Other	221,308	181,398
Total	956,660	278,319

i)	Other operating expenses

	01/01 to 12/31/2013	01/01 to 12/31/2012
Provision for contingencies (Note 12b)	(2,768,991)	(2,472,915)
Civil lawsuits	(2,111,306)	(2,182,766)
Tax and social security contributions	(626,774)	(263,149)
Other	(30,911)	(27,000)
Selling - credit cards	(1,815,561)	(1,775,734)
Claims	(405,644)	(601,790)
Provision for health insurance (Note 13c)	(20,338)	(11,662)
Refund of interbank costs	(247,758)	(236,899)
Other	(1,150,961)	(958,643)
Total	(6,409,253)	(6,057,643)

j) Non operating income – From 01/01 at 12/31/2012, basically composed of the result of the full disposal of investment in Banco BPI S.A. in the amount of R$ (302,921) and full disposal of investment in Serasa S.A. in the amount of R$ 1,542,329.

Note 14 - Taxes

a)	Composition of expenses for taxes and contributions

I -	Statement of calculation with income tax and social contribution:

	01/01 to 12/31/2013	01/01 to 12/31/2012
Income before income tax and social contribution	19,792,882	17,530,924
Charges (income tax and social contribution) at the rates in effect (Note 4o)	(7,917,153)	(7,012,370)
Increase/decrease to income tax and social contribution charges arising from:
Investments in affiliates and jointly controlled entities	250,521	93,287
Foreign exchange variation on investments abroad	1,374,916	616,865
Interest on capital	1,619,437	1,788,672
Corporate reorganizations (Note 2c)	638,650	-
Dividends and interest on external debt bonds	170,411	188,455
Other nondeductible expenses net of non taxable income	161,209	363,201
Deferred tax asset recognized from prior periods	-	737,924
Total income tax and social contribution	(3,702,009)	(3,223,966)

II -	Composition of tax expenses:

	01/01 to 12/31/2013	01/01 to 12/31/2012
PIS and COFINS	(3,123,736)	(3,436,168)
ISS	(802,044)	(676,201)
Other	(402,254)	(373,022)
Total (Note 4o)	(4,328,034)	(4,485,391)

At ITAÚ UNIBANCO HOLDING tax expenses amount to R$ 149,596 (R$ 201,843 at 12/31/2012) are basically composed of PIS and COFINS.

III-	Tax effects on foreign exchange management of investments abroad

In order to minimize the effects on income in connection with the foreign exchange variation on investments abroad, net of respective tax effects, ITAÚ UNIBANCO HOLDING carries out derivative transactions in foreign currency (hedge), as mentioned in Note 22b.

Results of these transactions are considered in the calculation base of income tax and social contribution, according to their nature, while the foreign exchange variation on investments abroad is not included therein, pursuant to tax legislation in force.

b)	Deferred taxes

I -	The deferred tax asset balance and its changes, segregated based on its origin and disbursements incurred, are represented as follows:

	Provisions		Deferred Tax Assets
	12/31/2012	12/31/2013	12/31/2012	Realization / Reversal	Effect of change in consolidation (1)	Increase	12/31/2013
Reflected in income and expense accounts			31,568,064	(10,663,215)	1,054,354	14,181,922	36,141,123
Related to income tax and social contribution loss carryforwards			3,943,862	(1,336,036)	58,908	3,455,463	6,122,197
Related to disbursed provisions			18,133,301	(5,952,314)	503,813	6,567,817	19,252,617
Allowance for loan losses			14,963,203	(4,463,663)	479,146	5,911,866	16,890,552
Adjustment to market value of securities and derivative financial instruments (assets/liabilities)			277,873	(277,873)	-	511,180	511,180
Allowance for real estate			62,134	(7,425)	-	121,521	176,230
Goodwill on purchase of investments			2,695,741	(1,151,993)	24,259	-	1,568,007
Other			134,350	(51,360)	408	23,250	106,648
Related to non-disbursed provisions (2)	25,573,536	30,113,012	9,490,901	(3,374,865)	491,633	4,158,642	10,766,309
Related to the operation	20,515,121	24,896,045	7,467,536	(3,374,865)	491,633	4,095,220	8,679,522
Provision for contingent liabilities	9,299,309	10,206,590	3,490,867	(1,422,197)	167,223	1,736,901	3,972,793
Civil lawsuits	3,597,303	4,322,314	1,421,603	(518,048)	43,456	759,035	1,706,046
Labor claims	3,237,304	3,529,455	1,229,129	(564,189)	79,546	655,571	1,400,057
Tax and social security contributions	2,416,175	2,308,102	821,500	(339,136)	44,120	322,295	848,779
Other	48,527	46,719	18,634	(824)	101	-	17,911
Adjustments of operations carried out in futures settlement market	25,119	1,787,722	8,983	(8,983)	-	691,746	691,746
Legal obligation - tax and social security contributions	3,187,027	2,090,077	1,645,264	(665,223)	215,272	283,853	1,479,166
Provision related to health insurance operations	634,591	654,929	253,837	-	-	8,135	261,972
Other non-deductible provisions	7,369,075	10,156,727	2,068,584	(1,278,462)	109,138	1,374,585	2,273,845
Related to provisions exceeding the minimum required not disbursed – allowance for loan losses	5,058,415	5,216,967	2,023,365	-	-	63,422	2,086,787

Reflected in stockholders’ equity accounts
Corporate reorganizations (Note 2c)	11,150,836	9,272,454	3,791,284	(638,650)	-	-	3,152,634
Adjustment to market value of available-for-sale securities	370,027	2,165,059	148,010	(110,672)	1,221	827,464	866,023
Total	37,094,399	41,550,525	35,507,358	(11,412,537)	1,055,575	15,009,386	40,159,780
Social contribution for offset arising from Option established in article 8 of Provisional Measure No. 2,158-35 of 08/24/2001			658,941	(11,565)	-	-	647,376

(1) Effect of change in consolidation criteria (Note 2b), includes the balance arising from the aquisition of companies (Note 2c).

(2) From a financial point of view, rather than recording the provision of R$ 30,113,012 (R$ 25,573,536 at 12/31/2012) and deferred tax assets of R$ 10,766,309 (R$ 9,490,901 at 12/31/2012), only the net provisions of the corresponding tax effects should be considered, which would reduce the total deferred tax assets from R$ 40,159,780 (R$ 35,507,358 at 12/31/2012) to R$ 29,393,471 (R$ 26,016,457 at 12/31/2012).

At ITAÚ UNIBANCO HOLDING, the deferred tax assets totaled R$ 23,216 (R$ 463,739 at 12/31/2012) and are basically represented by tax loss of R$ 13,781 (R$ 23,037 at 12/31/2012) and legal liabilities – tax and social security of R$ 5,131 (R$ 436,487 at 12/31/2012), which expected realization is dependent upon the progress of the lawsuit.

II -	Provision for Deferred Income Tax and Social Contribution balance and its changes are shown as follows:

	12/31/2012	Realization / Reversal	Increase (1)	12/31/2013
Reflected in income and expense accounts	7,432,965	(2,894,458)	1,894,557	6,433,064
Depreciation in excess – leasing	5,452,529	(2,527,174)	1,239,388	4,164,743
Restatement of escrow deposits and contingent liabilities	1,044,702	(132,102)	196,572	1,109,172
Provision for pension plan benefits	355,189	-	-	355,189
Adjustment to market value of securities and derivative financial instruments	186,037	(186,037)	177,532	177,532
Adjustments of operations carried out in future settlement market	116,918	-	251,601	368,519
Taxation of results abroad – capital gains	96,426	-	29,464	125,890
Other	181,164	(49,145)	-	132,019
Reflected in stockholders’ equity accounts	1,702,884	(1,368,074)	84,339	419,149
Adjustment to market value of available-for-sale securities	1,142,821	(1,118,960)	84,339	108,200
Provision for pension plan benefits (2)	560,063	(249,114)	-	310,949
Total	9,135,849	(4,262,532)	1,978,896	6,852,213

(1) Effect of change in consolidation criteria (Note 2b) in the amount of R$ 2,079, refering to restatement of escrow deposits and contingent liabilities.

(2) Reflected in stockholders' equity, pursuant to CVM Resolution nº 695/12 (Note 19).

At ITAÚ UNIBANCO HOLDING, the provision for deferred income tax and social contribution totals R$ 3,733 (R$ 3,772 at 12/31/2012), basically represented by restatement of escrow deposits and contingent liabilities.

III -	The estimate of realization and present value of deferred tax assets and social contribution for offset, arising from Provisional Measure No. 2,158-35 of August 24, 2001 and from the Provision for Deferred Income Tax and Social Contribution existing at December 31, 2013, in accordance with the expected generation of future taxable income, based on the history of profitability and technical feasibility studies, are:

	Deferred tax assets
	Temporary differences	%	Tax loss/social contribution loss carryforwards	%	Total	%	Social contribution for offset	%	Provision for deferred income tax and social contribution	%	Net deferred taxes	%
2014	11,877,443	35%	926,442	15%	12,803,885	32%	44,467	7%	(2,496,073)	37%	10,352,279	31%
2015	6,057,494	17%	1,844,810	30%	7,902,304	19%	376,761	58%	(1,935,257)	28%	6,343,808	19%
2016	5,409,740	16%	1,645,702	27%	7,055,442	18%	225,550	35%	(1,059,668)	15%	6,221,324	18%
2017	2,737,667	8%	1,683,102	28%	4,420,769	11%	598	0%	(304,048)	4%	4,117,319	12%
2018	3,302,450	10%	11,719	0%	3,314,169	8%	-	0%	(257,226)	4%	3,056,943	9%
after 2018	4,652,789	14%	10,422	0%	4,663,211	12%	-	0%	(799,941)	12%	3,863,270	11%
Total	34,037,583	100%	6,122,197	100%	40,159,780	100%	647,376	100%	(6,852,213)	100%	33,954,943	100%
Present value (*)	29,729,471		5,482,455		35,211,926		589,135		(6,133,878)		29,667,183

(*) The average funding rate, net of tax effects, was used to determine the present value.

The projections of future taxable income include estimates related to macroeconomic variables, exchange rates, interest rates, volume of financial operations and services fees and others which can vary in relation to actual data and amounts.

Net income in the financial statements is not directly related to taxable income for income tax and social contribution, due to differences existing between accounting criteria and tax legislation, besides corporate aspects. Accordingly, we recommend that the trend of the realization of deferred tax assets arising from temporary differences, income tax and social contribution loss carryforwards be not used as an indication of future net income.

IV-	At 12/31/2013 and 12/31/2012 there are none deferred tax assets unrecorded.

c)	Tax and social security contributions

	12/31/2013	12/31/2012
Taxes and contributions on income payable	3,831,760	3,352,981
Taxes and contributions payable	1,801,108	1,510,310
Provision for deferred income tax and social contribution (Note 14b II)	6,852,213	9,135,849
Legal liabilities – tax and social security (Note 12b)	6,446,886	7,612,614
Total	18,931,967	21,611,754

At ITAÚ UNIBANCO HOLDING, the balance of Tax and Social Security Contributions totals R$ 213,531 (R$ 1,081,336 at 12/31/2012) and is basically comprised of Taxes and contributions on income payable of R$ 208,746 (Legal liabilities – tax and social security of R$ 1,077,049 at 12/31/2012), whose nature refers to PIS and COFINS – Calculation basis: we are claiming that those contributions on revenue should be applied only to the revenue from sales of assets and services.

d)	Taxes paid or provided for and withheld from third parties

The amount of taxes paid or provided for is basically levied on income, revenue and payroll. In relation to the amounts withheld and collected from third parties, the company takes into consideration the interest on capital and on the service provision, in addition to that levied on financial operation.

	12/31/2013	12/31/2012
Taxes paid or provided for	16,547,134	16,146,723
Taxes withheld and collected from third parties	11,467,914	11,940,043
Total	28,015,048	28,086,766

Note 15 – Permanent Assets

a)	Investment

I - Change of relevant investments - ITAÚ UNIBANCO HOLDING

	Balances at 12/31/2012					Changes until 12/31/2013
	Book value						Dividends / interest on	Equity in earnings of subisidiaries					Adjustments in marketable			Equity in earnings of
Companies	Stockholders' equity	Adjustments under investor criteria (1)	Unrealized results	Goodwill	Balances at 12/31/2012	Amortization of goodwill	capital paid/provided for (2)	Earnings/ (loss)	Changes in exchange rates	Adjustments under investor criteria (1)	Unrealized results	Total	securities of subsidiaries and Other	Corporate Events (3)	Balance at 12/31/2013	subsidiaries from 01/01 to 12/31/2012
Domestic	55,397,278	(70,959)	(680,198)	36,958	54,683,079	(6,336)	(9,196,533)	8,808,253	-	(2,374)	132,271	8,938,150	(3,026,689)	318	51,391,989	8,506,329
Itaú Unibanco S.A.	45,697,947	(20,474)	(655,614)	36,958	45,058,817	(6,336)	(5,181,176)	5,449,285	-	(11,965)	109,257	5,546,577	(2,663,709)	-	42,754,173	3,829,953
Banco Itaú BBA S.A.	6,283,184	(47,593)	-	-	6,235,591	-	(1,102,484)	1,111,263	-	10,317	-	1,121,580	(361,972)	-	5,892,715	1,204,884
Banco Itaucard S.A. (4)	2,490,717	(2,892)	(24,584)	-	2,463,241	-	(2,817,402)	1,941,450	-	(726)	23,014	1,963,738	(1,004)	300	1,608,873	3,179,666
Itaú Corretora de Valores S. A. (4)	879,321	-	-	-	879,321	-	(98,307)	303,947	-	-	-	303,947	(4)	-	1,084,957	288,326
Itaú-BBA Participações S.A.	46,107	-	-	-	46,107	-	2,837	2,306	-	-	-	2,306	-	-	51,250	3,456
Itau Soluções Previd, S.A	2	-	-	-	2	-	-	-	-	-	-	-	-	-	2	-
Itau Seguros S.A.	-	-	-	-	-	-	(1)	2	-	-	-	2	-	18	19	-
Redecard S.A.	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	44
Foreign	3,342,732	-	-	205,635	3,548,367	(51,409)	(21,249)	415,811	496,032	-	-	911,843	(14,891)	398,012	4,770,673	534,379
Itaú Chile Holdings, INC.	2,801,676	-	-	180,966	2,982,642	(45,242)	-	176,537	463,228	-	-	639,766	5,535	200,510	3,783,211	347,790
Banco Itaú Uruguay S.A.	371,773	-	-	18,848	390,621	(4,712)	-	162,531	25,088	-	-	187,619	(20,426)	197,502	750,604	124,303
OCA S.A.	122,648	-	-	5,009	127,657	(1,252)	(21,249)	70,542	5,990	-	-	76,532	-	-	181,688	54,623
OCA Casa Financiera S.A.	43,642	-	-	727	44,369	(182)	-	6,039	1,616	-	-	7,655	-	-	51,842	7,208
ACO Ltda.	2,993	-	-	85	3,078	(21)	-	162	110	-	-	271	-	-	3,328	455
Grand total	58,740,010	(70,959)	(680,198)	242,593	58,231,446	(57,745)	(9,217,782)	9,224,064	496,032	(2,374)	132,271	9,849,993	(3,041,580)	398,330	56,162,662	9,040,708

(1)	Adjustment arising from the standardization of the investee’s financial statements according to the investor’s accounting policies;

(2)	Dividends approved and not paid are recorded as Dividends receivable.

(3)	Corporate Events arising from acquisitions, spin-offs, merges, takeovers, and increases or decreases of capital.

(4)	The investment and the equity in earnings reflect the different interest in preferred shares, profit sharing and dividends.

			Net income	Number of shares/quotas owned by ITAÚ UNIBANCO HOLDING			Equity share in	Equity share in
Companies	Capital	Stockholders’ equity	for the period	Common	Preferred	Quotas	voting capital (%)	capital (%)
Domestic
Itaú Unibanco S.A.	39,676,320	43,302,344	5,449,293	2,081,169,523	2,014,258,290	-	100.00	100.00
Banco Itaú BBA S.A.	4,224,086	5,929,991	1,111,264	5,284,526	5,284,526	-	99.99	100.00
Banco Itaucard S.A.	15,564,076	18,042,473	2,147,057	3,596,744,163	1,277,933,118	-	1.51	2.04
Itaú Corretora de Valores S. A.	1,046,841	2,302,553	336,423	-	811,503	-	-	1.94
Itaú-BBA Participações S.A.	35,196	51,250	2,307	12,953	25,906	-	100.00	100.00
Itau Soluções Previd, S.A	306,880	347,109	20,247	-	-	22	0.01	0.00
Itau Seguros S.A.	5,414,295	8,177,753	1,156,591	450	1	-	-	0.00
Foreign
Itaú Chile Holdings, INC.	3,040,036	3,647,487	176,537	100	-	-	100.00	100.00
Banco Itaú Uruguay S.A.	495,630	736,468	162,531	4,465,133,954	-	-	100.00	100.00
OCA S.A.	16,674	177,931	70,542	1,502,176,740	-	-	100.00	100.00
OCA Casa Financiera S.A.	21,518	51,297	6,039	646	-	-	100.00	100.00
ACO Ltda.	15	3,288	163	-	-	131	99.24	99.24

II - Composition of investments

	12/31/2013	12/31/2012
Investment in affiliates and jointly controlled entities	2,990,486	2,144,095
Domestic	2,912,835	2,143,208
Porto Seguro Itaú Unibanco Participações S.A. (1) (2)	1,630,515	1,248,446
BSF Holding S.A.	858,961	846,534
Instituto de Resseguros do Brasil - IRB (1) (3)	357,494	-
Tecnologia Bancária S.A. (1)	62,664	48,152
Other	3,201	76
Foreign	77,651	887
MCC Securities Inc. (Note 2b)	60,287	-
MCC Corredora de Bolsa (Note 2b)	15,901	-
Other	1,463	887
Other investments	698,123	1,080,893
Investments through tax incentives	193,447	171,615
Equity securities	12,900	12,854
Shares and quotas	212,643	235,937
Instituto de Resseguros do Brasil - IRB (3)	-	227,170
Other	279,133	433,317
(Allowance for loan losses)	(249,866)	(268,515)
Total	3,438,743	2,956,473

(1)	For the purpose of accounting for participation in earnings, the position at 11/30/2013 was used, as provided in Circular Letter nº 1,963 of 05/23/1991, of BACEN;
(2)	In the fourth quarter of 2013 share of income was impacted by R$ 272,340 due to the reversal of the provision in view of the favorable decision on the legality of COFINS charged on the revenues of these subsidiaries, which was disclosed in the Porto Seguro's Material Fact of 12/19/2013.
(3)	Investment stated under the equity method starting from the 4th quarter of 2013, considering the assessment of significant influence to the completion of the privatization process, with effect on investment in affiliates results in the amount of R$ 130,915.

III - Equity in earnings of affiliates, jointly controlled entities and other investments

	01/01 to 12/31/2013	01/01 to 12/31/2012
Investment in affiliates and jointly controlled entities – domestic (Note 15a II)	784,027	332,130
Investment in affiliates and jointly controlled entities – foreign	11,167	(101,660)
Dividends received from other investments	45,373	97,335
Result non arising from income of controlled companies	(6,286)	7,570
Total	834,281	335,375

b) Fixed assets, goodwill and intangible assets

I) Fixed assets

	Real Estate in Use (2) (3)		Other Fixed Assets (3)
Real estate in use (1)	Land	Buildings	Improvements	Installations	Furniture and equipment	EDP Systems (4)	Other (comunication, security and transportation)	Total
Annual depreciation rates		4%	10%	10 to 20%	10 to 20%	20 to 50%	10 to 20%

Cost
Balances at 12/31/2012	959,160	2,471,850	1,252,190	871,511	928,553	5,490,063	607,655	12,580,982
Acquisitions	298	553,948	206,762	183,401	209,738	1,261,524	117,620	2,533,291
Disposals	(7,839)	(12,999)	(210,907)	(11,426)	(15,048)	(474,189)	(2,907)	(735,315)
Exchange variation	590	2,263	6,273	3,566	(6,699)	10,294	1,100	17,387
Other (5)	(1,972)	(16,196)	42,445	(2,895)	(22,053)	8,366	1,414	9,109
Balance at 12/31/2013	950,237	2,998,866	1,296,763	1,044,157	1,094,491	6,296,058	724,882	14,405,454

Depreciation
Balances at 12/31/2012	-	(1,607,294)	(613,085)	(357,777)	(416,542)	(3,663,894)	(347,756)	(7,006,348)
Depreciation expenses	-	(70,305)	(234,661)	(79,514)	(83,160)	(987,412)	(66,976)	(1,522,028)
Disposals	-	9,995	209,418	7,441	6,984	429,657	2,289	665,784
Exchange variation	-	215	(3,926)	2,671	8,513	(10,199)	491	(2,235)
Other (5)	-	15,801	(24,330)	(12,434)	(2,558)	1,525	1,214	(20,782)
Balance at 12/31/2013	-	(1,651,588)	(666,584)	(439,613)	(486,763)	(4,230,323)	(410,738)	(7,885,609)

Impairment
Balances at 12/31/2012	-	-	-	-	(8,933)	-	-	(8,933)
Additions/ assumptions	-	-	-	-	-	-	-	-
Reversals	-	-	-	-	-	-	-	-
Balance at 12/31/2013	-	-	-	-	(8,933)	-	-	(8,933)

Book value
Balance at 12/31/2013	950,237	1,347,278	630,179	604,544	598,795	2,065,735	314,144	6,510,912
Balance at 12/31/2012	959,160	864,556	639,105	513,734	503,078	1,826,169	259,899	5,565,701

(1) The contractual commitments for purchase of the fixed assets totaled R$ 1,212,282, achievable by 2016.

(2) Includes amounts pledged in guarantee of voluntary deposits (Note 12b).

(3) Includes the amount of R$ 3,511 related to attached real estate; fixed assets under construction in the amount of R$ 946,797 consisting of R$ 763,024 in real estate in use; R$ 15,040 in improvements, and R$ 168,733 in equipment.

(4) Includes lease contracts, mainly related to data processing equipment, which are accounted for as finance leases. Pursuant to this method, assets and liabilities are accounted for in the financial statements, and assets are depreciated consistently with the depreciation criteria usually adopted for own assets. These contracts amount to R$ 296,612 at 12/31/2013.

(5) Basically includes the effect of change in consolidation criteria (Note 2b) in the amount of R$ 8,086.

II) Goodwill

			Changes
	Amortization period	Balances at 12/31/2012	Acquisitions (1)	Amortization expenses	Impairment	Disposals (2)	Balance at 12/31/2013
Goodwill (Notes 2b and 4j)	10 years	101,424	1,880,690	(5,824)	-	(55,060)	1,921,230

(1) Note 2c.

(2) Disposals relating to goodwill recorded in the acquisition of participation in companies MCC Securities and MCC Corredora, joint ventures previously proportionately consolidated, became registered as participation in earnings as of 01/01/2013.

III) Intangible assets

		Other intangible assets
Intangible (1)	Rights for aquisition of payroll (2)	Association for the promotion and offer of financial products and services	Acquisition of software	Development of software	Goodwill on Acqusition (Note 4k)	Other Intangible Assets	Total
Annual amortization rates	20%	8%	20%	20%	20%	10 to 20%

Cost
Balances at 12/31/2012	1,497,576	1,319,266	1,495,310	1,553,482	24,699	610,067	6,500,400
Acquisitions (3)	194,538	339,515	381,510	820,151	-	298,326	2,034,040
Disposals	(527,118)	(83,470)	(160,654)	(177,930)	-	(1,333)	(950,505)
Exchange variation	-	1,238	(10,394)	-	-	39,706	30,550
Other (4)	-	111,322	16,256	-	(3,087)	5	124,496
Balance at 12/31/2013	1,164,996	1,687,871	1,722,028	2,195,703	21,612	946,771	7,738,981

Amortization
Balances at 12/31/2012	(781,122)	(176,423)	(658,469)	(10,792)	(9,211)	(253,666)	(1,889,683)
Amortization expenses (5)	(273,133)	(137,751)	(288,713)	(35,735)	(4,322)	(67,389)	(807,043)
Disposals	518,800	67,537	158,103	-	-	1,333	745,773
Exchange variation	-	(165)	14,444	-	-	(23,996)	(9,717)
Other (4)	-	(9,810)	(895)	-	3,087	(4)	(7,622)
Balance at 12/31/2013	(535,455)	(256,612)	(775,530)	(46,527)	(10,446)	(343,722)	(1,968,292)

Impairment (6)
Balances at 12/31/2012	(18,251)	(3,402)	-	-	-	-	(21,653)
Additions/ assumptions	-	(26,810)	-	(5,784)	-	-	(32,594)
Disposals	-	3,402	-	-	-	-	3,402
Balance at 12/31/2013	(18,251)	(26,810)	-	(5,784)	-	-	(50,845)

Book value
Balance at 12/31/2013	611,290	1,404,449	946,498	2,143,392	11,166	603,049	5,719,844
Balance at 12/31/2012	698,203	1,139,441	836,841	1,542,690	15,488	356,401	4,589,064

(1) The contractual commitments for purchase of the new intangible assets totaled R$ 760,290, achievable by 2016.

(2) Represents the recording of amounts paid for acquisition of rights to provide services of payment of salaries, proceeds, retirement and pension benefits, and similar benefits.

(3) Contemplates acquisition of Credicard (Note 2c).

(4) Basically includes the effect of change in consolidation criteria (Note 2b) in the amount of R$ 99,703

(5) Amortization expenses of the rights for acquisition of payrolls and associations are disclosed in the expenses on financial operations.

(6) Pursuant to BACEN Resolution No. 3,566, of May 29, 2001 (Note 13i).

Note 16 – Stockholders' equity

a)	Shares

The Extraordinary Stockholders’ Meeting of April 19, 2013 approved the increase of subscribed and paid-up capital by R$ 15,000,000, with the capitalization of the amounts recorded in Revenue Reserve – Statutory Reserve, with a 10% bonus shares. Bonus shares started being traded on May 21, 2013 and the process was approved by the Central Bank on May 6, 2013. Accordingly, capital stock was increased by 457,093,610 shares.

Capital comprises 5,028,029,710 book-entry shares with no par value, of which 2,518,215,040 are common and 2,509,814,670 are preferred shares without voting rights, but with tag-along rights, in the event of the public offer of common shares, at a price equal to 80% of the amount paid per share with voting rights in the controlling stake, as well as a dividend at least equal to that of the common shares. Capital stock amounts to R$ 60,000,000 (R$ 45,000,000 at 12/31/2012), of which R$ 41,601,744 (R$ 31,159,313 at 12/31/2012) refers to stockholders domiciled in the country and R$ 18,398,256 (R$ 13,840,687 at 12/31/2012) refers to stockholders domiciled abroad.

The table below shows the change in shares of capital stock and treasury shares during the period:

	Number
	Common	Preferred	Total	Amount
Residents in Brazil at 12/31/2012	2,280,400,056	884,649,441	3,165,049,497
Residents abroad at 12/31/2012	8,886,344	1,397,000,259	1,405,886,603
Shares of capital stock at 12/31/2012	2,289,286,400	2,281,649,700	4,570,936,100
Bonus shares - Extraordinary Stockholders’ Meeting of April 19, 2013 – Made effective on May 21, 2013	228,928,640	228,164,970	457,093,610
Shares of capital stock at 12/31/2013	2,518,215,040	2,509,814,670	5,028,029,710
Residents in Brazil at 12/31/2013	2,502,311,972	983,934,784	3,486,246,756
Residents abroad at 12/31/2013	15,903,068	1,525,879,886	1,541,782,954
Treasury shares at 12/31/2012	2,100	52,554,239	52,556,339	(1,523,500)
Purchase of treasury shares	-	23,500,000	23,500,000	(662,215)
Exercised – granting of stock options	-	(7,417,015)	(7,417,015)	107,189
Disposals – stock option plan	-	(4,477,121)	(4,477,121)	224,094
Bonus shares - Extraordinary Stockholders’ Meeting of April 19, 2013 – Made effective on May 21, 2013	210	4,706,907	4,707,117
Treasury shares at 12/31/2013 (1)	2,310	68,867,010	68,869,320	(1,854,432)
Outstanding shares at 12/31/2013	2,518,212,730	2,440,947,660	4,959,160,390
Outstanding shares at 12/31/2012 (2)	2,518,212,730	2,452,005,007	4,970,217,737

(1) Own shares, purchased based on authorization of the Board of Directors, to be held in Treasury for subsequent cancellation or replacement in the market.

(2) For better comparability, outstanding shares for the period ending December 31, 2012 were adjusted for the bonus of May 21, 2013.

We detail below the average cost of treasury shares and their market price at December 31, 2013:

Cost/Market value	Common	Preferred
Minimum	-	26.36
Weighted average	-	28.18
Maximum	-	29.24
Treasury shares
Average cost	8.77	26.93
Market value	29.45	31.35

b)	Dividends

Stockholders are entitled to a mandatory dividend of not less than 25% of annual net income, which is adjusted according to the rules set forth in Brazilian Corporate Law. Both types of shares participate equally, after common shares have received dividends equal to the annual minimum priority dividend of R$ 0.022 per share non-cumulative to be paid to preferred shares.

The calculation of the monthly advance of mandatory minimum dividend is based on the share position on the last day of the prior month, taking into consideration that the payment is made on the first business day of the subsequent month, in the amount of R$ 0.015 per share.

I - Calculation

Net income	11,661,389
Adjustments:
(-) Legal reserve	(583,069)
Dividend calculation basis	11,078,320
Mandatory dividend	2,769,580
Dividend – paid/provided for	5,095,080	46.0%

II – Payments/provision of interest on capital and dividends

	Gross	WTS	Net
Paid / Prepaid	2,161,856	(206,423)	1,955,433
Dividends - 11 monthly installments of R$ 0.015 per share paid in February to December 2013	785,704	-	785,704
Interest on capital - R$ 0.2774 per share, paid on 08/21/2013	1,376,152	(206,423)	1,169,729

Declared until December 31, 2013 (recorded in other liabilities – Social and Statutory)	1,083,962	(151,438)	932,524
Dividends - 1 monthly installment of R$ 0.015 per share paid on 01/02/2014	74,375	-	74,375
Interest on capital - R$ 0.2036 per share, credited on December 30, 2013 to be paid until April 30, 2014	1,009,587	(151,438)	858,149

Declared after December 31, 2013 (Recorded in Revenue Reserves – Unrealized profits)	2,596,616	(389,493)	2,207,123
Interest on capital - R$ 0.5236 per share	2,596,616	(389,493)	2,207,123

Total from 01/01 to 12/31/2013 - R$ 1.0340 net per share	5,842,434	(747,354)	5,095,080
Total from 01/01 to 12/31/2012 - R$ 1.0000 net per share	5,176,548	(658,570)	4,517,978

c)	Capital and revenue reserves

	12/31/2013	12/31/2012
Capital reserves	870,456	843,694
Premium on subscription of shares	283,512	283,512
Granted options recognized – Law No. 11,638 and Share-based instruments	585,839	559,077
Reserves from tax incentives and restatement of equity securities and other	1,105	1,105
Revenue reserves	31,748,411	39,993,495
Legal	4,971,072	4,388,003
Statutory:	24,180,723	33,877,888
Dividends equalization (1)	7,429,493	11,116,729
Working capital increase (2)	7,066,048	9,834,620
Increase in capital of investees (3)	9,685,182	12,926,539
Unrealized profits (4)	2,596,616	1,727,604
(1)	Reserve for Dividends Equalization – its purpose is to guarantee funds for the payment of advances of dividends, including interest on capital, to maintain the flow of the stockholders’ compensation.

(2)	Reserve for Working Capital Increase – its purpose is to guarantee funds for the company’s operations.

(3)	Reserve for Increase in Capital of Investees – its purpose is to guarantee the preferred subscription right in the capital increases of investees.

(4)	Refers to Interest on Capital declared after December 31 of each period in compliance with BACEN Circular Letter nº 3,516, of July 21, 2011.

d)	Conciliation of net income and stockholders’ equity (Note 2b)

	Net income		Stockholders’ equity
	01/01 to 12/31/2013	01/01 to 12/31/2012	12/31/2013	12/31/2012
ITAÚ UNIBANCO HOLDING	11,661,389	10,799,538	89,229,744	85,820,578
Amortization of goodwill	2,155,978	2,794,402	(2,085,441)	(4,241,418)
Corporate reorganizations (Note 2c)	1,878,382	-	(6,119,819)	(7,359,551)
ITAÚ UNIBANCO HOLDING CONSOLIDATED	15,695,749	13,593,940	81,024,484	74,219,609

e)	Minority interest in subsidiaries

	Stockholders’ equity		Net Income
	12/31/2013	12/31/2012	01/01 to 12/31/2013	01/01 to 12/31/2012
Itau Bank, Ltd. (1)	924,605	807,189	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (Note 2b)	354,107	-	(59,568)	-
Banco Itaú BMG Consignado S.A. (Note 2b)	295,475	-	7,702	-
Luizacred S.A. Soc. Cred. Financiamento Investimento (Note 2b)	218,587	-	(66,760)	-
IGA Participações S.A. (2)	50,994	55,515	(1,978)	(1,996)
Investimentos Bemge S.A.	20,738	19,756	(991)	(1,028)
Banco Investcred Unibanco S.A. (Note 2b)	19,087	-	(772)	-
Biogeração de Energia S.A.	11,659	11,425	(5,547)	(1,935)
Redecard S.A. (Note 2c)	-	-	-	(520,838)
Biu Participações S.A. (Note 2b)	-	-	-	(23,314)
Outras	8,203	8,888	(8,353)	(4,881)
Total	1,903,455	902,773	(136,267)	(553,992)

(1) Represented by redeemable preferred shares issued on December 31, 2002 by Itau Bank Ltd., in the amount of US$ 393,072, with maturity on March 31, 2015 and semiannual dividends calculated based on LIBOR plus 1.25% p.a..

(2) New company name of Itaú Gestão de Ativos S.A.

f)	Stock option plan

I – Purpose and guidelines of the plan

The ITAÚ UNIBANCO HOLDING has a stock option plan for its executives. This program aims at involving the management members in the medium and long-term corporate development process, by granting simple stock options or partner options, personal, not pledgeable or transferable, which entitle to the subscription of one authorized capital share or, at the discretion of the management, one treasury share which has been acquired for replacement purposes.

Such options may only be granted in years in which there are sufficient profits to enable the distribution of mandatory dividends to stockholders and at a quantity that does not exceed the limit of 0.5% of the total shares held by the stockholders at the base date of the year-end balance sheet. The ITAÚ UNIBANCO HOLDING’s Personnel Committee is responsible for defining the total quantity, the beneficiaries, the type of option, the life of the option under each series, which may range from a minimum of 5 and a maximum of 10 years, and the vesting period for exercising the options and the period the acquired shares are unavailable due to the exercise of the options. The executive officers and Board of Directors members of ITAÚ UNIBANCO HOLDING and of its subsidiaries and employees may participate in this program, based on assessment of potential and performance.

Currently, ITAÚ UNIBANCO HOLDING settles the benefits under this PLAN only by delivering its own shares, which are held in treasury until the effective exercise of the options by the beneficiaries.

II - Characteristics of the programs

II.I – Simple options

Prior programs

Before the merger, Itaú and Unibanco each had Stock Option Plans (Prior Programs). The eligible beneficiaries of the program were granted simple options, depending upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA trading sessions over the period of at least one (1) and at the most three (3) months prior to the option issue date; alternatively, subject to the positive or negative adjustment of up to 20.0%, and restated until the last business day of the month prior to the option exercise date based either on the IGP-M or IPCA, in its absence, based on the index determined by the committee. Options are no longer granted under this model.

Post-merger program

The eligible beneficiaries of the program are granted simple options, dependent upon the individual employee performance. The exercise price is calculated based on the average prices of preferred shares at the BM&FBOVESPA in the last three months of the year prior to the granting date or, alternatively, subject to the positive or negative adjustment of up to 20.0%. The exercise price is adjusted based on the IGPM or, in its absence, based on the index determined by the committee.

The vesting period is from one (1) to seven (7) years, counted from the issue date.

The ESM of April 19, 2013 approved the conversion of the Stock Option Plan of REDECARD S.A by ITAÚ UNIBANCO HOLDING, with the exchange of RDCD3 to ITUB4 shares with no significant financial impacts.

II.II – Partners plan

Executives selected to participate in the program may invest a percentage of their bonus to acquire shares or they have the right to receive shares (“Share-Based Instrument”). Title to the shares acquired, as well as the share-based instruments, should be held by the executives for a period of 3 to 5 years and they are subject to market fluctuation. At the time they acquire own shares and/or share-based instruments, Partner Options are granted in accordance with the classification of executives. Vesting period of Partners Options or share-based instruments is from 1 to 7 years. Share-based instruments and Partner options are converted into own shares of ITAÚ UNIBANCO HOLDING in the ratio of one preferred share for each instrument after the respective vesting period, with no payment of amounts in legal tender during the exercise.

The acquisition price of own shares and Share-Based Instruments is established every six months and it is equivalent to the average preferred share quotation at the BM&FBOVESPA trading sessions in the 30 days prior to the determination of said price.

Title to the shares received after the vesting period of the Partners Options should be held, without any liens or encumbrances, for periods from 5 to 8 years, counted from the date of acquisition of own shares.

The weighted average fair value of the Share-Based Instruments at the granting date was estimated for the shares purchased in the period ended December 31, 2013 – R$ 34.66 per share (at December 31, 2012 - R$ 36.00 per share).

The fair value of the Share-Based Instruments is the market price quoted at the granting date for preferred shares of ITAÚ UNIBANCO HOLDING less the cash price paid by the beneficiaries. Amount received for the purchase of Share-Based Instruments for the period ended December 31, 2013 - R$ 15,215 (at December 31, 2012 - R$ 50,361).

Summary of changes in the plan

	Simple options			Partner options
	Quantity	Weighted average Exercise price	Weighted average Market value	Quantity	Weighted average Market value	Total
Opening balance at 12/31/2012	65,161,746	34.43		15,704,171		80,865,917
Options exercisable at the end of the period	21,464,092	34.84		36,821		21,500,913
Options outstanding not exercisable	43,697,654	34.23		15,667,350		59,365,004
Options:
Granted (1)	509,336	28.90		5,196,008		5,705,344
Canceled/Forfeited (2)	(2,497,725)	39.41		(594,097)		(3,091,822)
Exercised	(3,794,406)	28.25	33.44	(3,622,609)	31.02	(7,417,015)
Closing balance at 12/31/2013	59,378,951	36.13		16,683,473		76,062,424
Options exercisable at the end of the period	29,758,904	33.46		-		29,758,904
Options outstanding not exercisable	29,620,047	39.88		16,683,473		46,303,520
Range of exercise prices
Granting 2006-2009		27.78 - 46.66
Granting 2010-2012		28.90 - 45.13
Weighted average of the remaining contractual life (in years)	3.57			2.05

(1) It refers to the conversion of the REDECARD Plan.

(2) Refers to non-exercise due to the beneficiary’s option.

	Simple options			Partner options
	Quantity	Weighted average Exercise price	Weighted average Market value	Quantity	Weighted average Market value	Total
Opening balance at 12/31/2011	63,109,028	32.33		13,720,596		76,829,624
Options exercisable at the end of the period	18,377,843	28.69		95,278		18,473,121
Options outstanding not exercisable	44,731,185	33.83		13,625,318		58,356,503
Options:
Granted	11,444,572	31.25		3,675,461		15,120,033
Canceled/Forfeited (*)	(4,206,794)	38.32		(514,633)		(4,721,427)
Exercised	(5,185,060)	24.35	32.61	(1,177,253)	31.63	(6,362,313)
Closing balance at 12/31/2012	65,161,746	34.43		15,704,171		80,865,917
Options exercisable at the end of the period	21,464,092	34.84		36,821		21,500,913
Options outstanding not exercisable	43,697,654	34.23		15,667,350		59,365,004
Range of exercise prices
Granting 2005-2009		18.43 - 44.05
Granting 2010-2012		31.23 - 42.75
Weighted average of the remaining contractual life (in years)	3.49			2.13

(*) Refers to non-exercise due to the beneficiary’s option.

Summary of changes in Share-Based Instruments (SBI)

Quantity
Balance at 12/31/2012	3,076,764
Instruments:
New SBI's	485,239
Converted into shares	(1,575,301)
Canceled	(1,442)
Balance at 12/31/2013	1,985,260
Weighted average of the remaining contractual life (in years)	0.62

Quantity
Balance at 12/31/2011	2,672,933
Instruments:
New SBI's	1,547,158
Converted into shares	(1,077,588)
Canceled	(65,739)
Balance at 12/31/2012	3,076,764
Weighted average of the remaining contractual life (in years)	0.73

III – Fair value and economic assumptions for cost recognition

ITAÚ UNIBANCO HOLDING recognizes, at the granting date, the fair value of options through the Binomial method for Simple Options and the Black & Scholes method for Partners Options. Economic assumptions used are as follows:

Exercise price: for the option exercise price, the exercise price previously agreed upon at the option issue is adopted, adjusted by the IGP-M variation;

Price of the underlying asset: the share price of ITAÚ UNIBANCO HOLDING (ITUB4) used for calculation is the closing price at BM&FBOVESPA on the calculation base date;

Expected dividends: the average annual return rate for the last three years of the dividends paid, plus interest on capital of the ITUB4 share;

Risk-free interest rate: the applied risk-free rate is the IGP-M coupon rate at the expiration date of the option plan;

Expected volatility: calculated based on the standard deviation from the history of the last 84 monthly returns of closing prices of the ITUB4 share, released by BM&FBOVESPA, adjusted by the IGP-M variation.

		Vesting		Price of
Granting		period	Exercise	underlying	Fair	Expected	Risk-free	Expected
No.	Date	until	period until	asset	Value	Dividends	interest rate	Volatility

Partners options (*)
18th	2/27/2013	2/27/2016	-	34.66	28.87	2.91%	-	-
18th	2/27/2013	2/27/2018	-	34.66	27.25	2.91%	-	-

 (*) The fair value of option is measured based on the fair value of ITAÚ UNIBANCO HOLDING share at the granting date.

IV - Accounting effects arising from options

The exercise of stock options, pursuant to the Plan’s regulation, resulted in the sale of preferred shares held in treasury thus far. The accounting entries related to the plan are recorded during the vesting period, at the deferral of the fair value of options granted with effect on Income, and during the exercise of options, at the amount received from the option exercise price, reflected in Stockholders’ Equity.

The effect of Income for the period from January 1 to December 31, 2013 was R$ (187,880) (R$ (176,749) from January 1 to December 31, 2012) as contra-entry to Capital Reserve – Granted Options Recognized – Law No. 11,638 (Note 16c).

In the Stockholders’ Equity, the effect was as follows:

	12/31/2013	12/31/2012
Amount received for the sale of shares – exercised options	215,310	208,603
(-) Cost of treasury shares sold	(331,283)	(262,395)
(+) Write-off of cost recognized of exercised options	184,899	122,622
Effect on sale (*)	68,926	68,830

 (*) Recorded in revenue reserves.

Note 17 – Related parties

a)	Transactions between related parties are disclosed in compliance with CVM Resolution n° 642, of October 7, 2010, and CMN Resolution n° 3,750 of June 30, 2009. These transactions are carried out at amounts, terms and average rates in accordance with normal market practices during the period, as well as under reciprocal conditions.

Transactions between companies included in consolidation were eliminated from the consolidated financial statements and take into consideration the lack of risk.

The unconsolidated related parties are the following:

•	Itaú Unibanco Participações S.A. (IUPAR) and ITAÚSA, parent companies of ITAÚ UNIBANCO HOLDING;

•	The non-financial subsidiaries of ITAÚSA, specially: Itautec S.A., Duratex S.A., Elekeiroz S.A. and Itaúsa Empreendimentos S.A.;

•	Fundação Itaú Unibanco - Previdência Complementar, FUNBEP – Fundo de Pensão Multipatrocinado, Fundação Bemgeprev, UBB Prev - Previdência Complementar, and Fundação Banorte Manuel Baptista da Silva de Seguridade Social, closed-end supplementary pension entities that administer retirement plans sponsored by ITAÚ UNIBANCO HOLDING and/or its subsidiaries; and

•	Fundação Itaú Social, Instituto Itaú Cultural, Instituto Unibanco, Instituto Assistencial Pedro Di Perna, Instituto Unibanco de Cinema, and Associação Clube A, entities sponsored by ITAÚ UNIBANCO and subsidiaries to act in their respective areas of interest, as described in Notes 22e and 22j.

•	Investments in Porto Seguro Itaú Unibanco Participações S.A., BSF Holding S.A. and MCC Securities Inc.

The transactions with these related parties are basically characterized by:

	ITAÚ UNIBANCO HOLDING				ITAÚ UNIBANCO HOLDING CONSOLIDATED
	Assets / (liabilities)		Revenue / (expense)			Assets / (liabilities)		Revenue / (expense)
	12/31/2013	12/31/2012	01/01 to 12/31/2013	01/01 to 12/31/2012	Annual rate	12/31/2013	12/31/2012	01/01 to 12/31/2013	01/01 to 12/31/2012
Interbank investments	38,067,543	33,506,163	2,948,857	2,862,306		-	1,604,146	-	144,241
Itaú Unibanco S.A.	31,073,419	27,236,575	2,531,555	2,479,676		-	-	-	-
Agência Grand Cayman	6,994,124	6,269,588	417,302	382,630		-	-	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (*)	-	-	-	-		-	614,125	-	47,561
Itaú Unibanco Financeira S.A. Crédito, Financiamento e Investimento (*) (Note 2b)	-	-	-	-		-	-	-	14,249
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (*)	-	-	-	-		-	990,021	-	82,431
Securities and derivative financial instruments	11,942,582	10,414,705	599,786	264,311		-	-	-	-
Grand Cayman Branch	11,942,582	10,414,705	599,786	264,311		-	-	-	-
Deposits	(106,540)	-	(6,540)	(392,436)		(1,094)	(3,319)	-	(1,958)
Itaú Unibanco S.A.	(106,540)	-	(6,540)	(392,436)		-	-	-	-
Duratex S.A.	-	-	-	-		(1,094)	(2,182)	-	(1,333)
Elekeiroz S.A.	-	-	-	-		-	-	-	(317)
Porto Seguro S.A.	-	-	-	-		-	(1,053)	-	(14)
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (*)	-	-	-	-		-	(73)	-	(186)
Itaú Unibanco Financeira S.A. Crédito, Financiamento e Investimento (Note 2b)	-	-	-	-		-	-	-	(92)
Banco Investcred Unibanco S.A. (*)	-	-	-	-		-	-	-	(1)
Other	-	-	-	-		-	(11)	-	(15)
Securities sold under repurchase agreements	-	-	-	-		(286,537)	(53,216)	(13,879)	(6,522)
Itaúsa Empreendimentos S.A.	-	-	-	-	100% of Selic	(65,991)	-	-	-
Duratex S.A.	-	-	-	-	100% of Selic	(180,102)	(10,784)	(10,353)	(2,200)
Elekeiroz S.A.	-	-	-	-	100% of Selic	(36,253)	-	(1,746)	(832)
Itautec S.A.	-	-	-	-	100% of Selic	(4,191)	(2,051)	(1,779)	-
FIC Promotora de Venda Ltda. (*)	-	-	-	-		-	(18,198)	-	(923)
Facilita Promotora S.A.	-	-	-	-		-	(1,586)	-	(175)
Olimpia Promoção e Serviços S.A.	-	-	-	-		-	(1,929)	-	(118)
Banco Investcred Unibanco S.A. (*)	-	-	-	-		-	(18,622)	-	(1,569)
Other	-	-	-	-		-	(46)	(1)	(705)
Amounts receivable from (payable to) related companies	(265)	(339)	-	-		(81,333)	(116,172)	-	-
Itaú Corretora de Valores S. A.	(265)	(339)	-	-		-	-	-	-
Itaúsa Investimentos Itaú S.A.	-	-	-	-		103	-	-	-
Porto Seguro S.A.	-	-	-	-		-	11,865	-	-
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (*)	-	-	-	-		-	(3,937)	-	-
Olimpia Promoção e Serviços S.A.	-	-	-	-		-	(1,001)	-	-
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (*)	-	-	-	-		-	(4,751)	-	-
Fundação Itaú Unibanco - Previdência Complementar	-	-	-	-		(5,825)	1,422	-	-
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-		258	273	-	-
Caixa de Prev.dos Func. do Banco Beg - PREBEG	-	-	-	-		-	(6,422)	-	-
Fundação BEMGEPREV	-	-	-	-		23	(8,556)	-	-
UBB Prev - Previdência Complementar	-	-	-	-		5	(25,468)	-	-
Fundação Banorte Manuel Baptista da Silva de Seguridade Social	-	-	-	-		(75,748)	(80,602)	-	-
Other	-	-	-	-		(149)	1,005	-	-
Banking service fees (expenses)	-	-	(3,157)	(3,235)		-	-	42,752	57,057
Itaú Corretora de Valores S. A.	-	-	(3,157)	(3,235)		-	-	-	-
Fundação Itaú Unibanco - Previdência Complementar	-	-	-	-		-	-	33,093	25,086
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-		-	-	5,314	5,056
Itaúsa Investimentos Itaú S.A.	-	-	-	-		-	-	-	1,051
Financeira Itaú CBD S.A. Crédito, Financiamento e Investimento (*)	-	-	-	-		-	-	-	920
Itaú Unibanco Financeira S.A. Crédito, Financiamento e Investimento (Note 2b)	-	-	-	-		-	-	-	200
Luizacred S.A. Sociedade de Crédito, Financiamento e Investimento (*)	-	-	-	-		-	-	-	5
Olimpia Promoção e Serviços S.A.	-	-	-	-		-	-	-	(12,341)
Porto Seguro S.A.	-	-	-	-		-	-	-	32,265
Other	-	-	-	-		-	-	4,345	4,815
Rent revenues (expenses)	-	-	(236)	(248)		-	-	(47,878)	(37,317)
Itaúsa Investimentos Itaú S.A.	-	-	(17)	(49)		-	-	(1,495)	-
Itaú Seguros S.A.	-	-	(167)	(152)		-	-	-	-
Fundação Itaú Unibanco - Previdência Complementar	-	-	-	-		-	-	(36,789)	(27,108)
FUNBEP - Fundo de Pensão Multipatrocinado	-	-	-	-		-	-	(9,594)	(10,004)
Other	-	-	(52)	(47)		-	-	-	(205)
Donation expenses	-	-	-	-		-	-	(73,306)	(71,523)
Instituto Itaú Cultural	-	-	-	-		-	-	(72,000)	(68,700)
Associação Clube A	-	-	-	-		-	-	(1,306)	(2,823)
Data processing expenses	-	-	-	-		-	-	(267,712)	(270,433)
Itautec S.A.	-	-	-	-		-	-	(267,712)	(270,433)

(*) Until December 31, 2012, these were proportionally consolidated. As from January 1, 2013, they are fully consolidated in our consolidated financial statements.

In addition to the aforementioned operations, ITAÚ UNIBANCO HOLDING and non-consolidated related parties, as an integral part of the Agreement for apportionment of common costs of Itaú Unibanco, recorded in Other Administrative Expenses in the amount of R$ 5,000 (R$ 7,838 from 01/01 to 12/31/2012) in view of the use of common structure.

In accordance with the rules in effect, the financial institutions cannot grant loans or advances to the following:

a) any individual or company that control the Institution or any entity under common control with the institution, or any officer, director, fiscal council member or direct relative of such individuals;

b) any entity controlled by the Institution; or

c) any entity of which the bank directly or indirectly holds at least 10% of capital stock.

Therefore, no loans or advances are made to any subsidiaries, executive officers, Board of Directors members or their relatives.

b)	Compensation of Management Key Personnel

Resolution CMN n° 3,921, of November 25, 2010, sets forth that the management’s variable compensation should be consistent with the institution’s risk management policies, and at least fifty percent (50%) should be mandatorily paid in shares and be deferred for payment in at least three (3) years.

To comply with the Resolution on compensation, Itaú Unibanco Holding was authorized by CVM to transfer, on a private basis, shares of its own issue held in treasury to its management members and the management members of its subsidiaries.

In the period from January 1 to December 31, 2013, the accounting effect of the compensation is recorded in Compensation of Key Management Members in Compensation and Profit Sharing, in compliance with statutory limits.

The fees attributed in the period to ITAÚ UNIBANCO HOLDING management members are as follows:

	01/01 to 12/31/2013	01/01 to 12/31/2012
Compensation	278,646	243,708
Board of Directors	13,446	8,028
Management members	265,200	235,680
Profit sharing	258,857	159,026
Board of Directors	8,260	1,500
Management members	250,597	157,526
Contributions to pension plans	3,220	7,738
Board of Directors	4	4
Management members	3,216	7,734
Stock option plan – Management members	166,067	163,384
Total	706,790	573,856

Information related to the granting of the stock option plan, benefits to employees and post-employment is detailed in Notes 16f IV and 19, respectively.

Note 18 - Market value

The financial statements are prepared in accordance with accounting principles which assume the normal continuity of the operations of ITAÚ UNIBANCO HOLDING and its subsidiaries.

The book value of each financial instrument, whether included or not in the balance sheet (comprises investments in affiliates and other investments), when compared to the value that might be obtained in an active market, or in the absence of such market, using the net present value of future cash flows adjusted based on the current market interest, is approximately equal to the market value, or does not have a market quotation available, except for the instruments in the table below:

					Unrealized income (loss) (1)
	Book value		Market		Results		Stockholders’ equity
	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Interbank deposits	25,652,577	23,825,593	25,655,927	23,852,897	3,350	27,304	3,350	27,304
Securities and derivative financial instruments	297,333,760	276,173,858	297,698,028	277,479,525	(1,773,738)	4,098,597	364,268	1,305,667
Adjustment of available-for-sale securities					(1,933,590)	2,783,142	-	-
Adjustment of held-to-maturity securities					159,852	1,315,455	364,268	1,305,667
Loan, lease and other credit operations	385,863,808	338,540,001	387,285,869	340,643,977	1,422,061	2,103,976	1,422,061	2,103,976
Investments
BM&FBovespa	14,610	20,900	121,236	219,543	106,626	198,643	106,626	198,643
Cetip S.A.	-	291	-	11,527	-	11,236	-	11,236
Porto Seguro Itaú Unibanco Participações S.A. (2)	1,630,515	1,248,446	2,924,203	2,308,891	1,293,688	1,060,445	1,293,688	1,060,445
Fundings and borrowings (3)	205,220,067	203,016,719	205,593,273	203,338,573	(373,206)	(321,854)	(373,206)	(321,854)
	-	-	-	-	-	-	-	-
Subordinated debt (Note 10f)	56,563,667	55,179,314	56,132,725	56,137,389	430,942	(958,075)	430,942	(958,075)
Treasury shares	1,854,432	1,523,500	2,159,049	1,754,852	-	-	304,617	231,352
Total unrealized					1,109,723	6,220,272	3,552,346	3,658,694

(1) This does not consider the corresponding tax effects.
(2) Parent company of Porto Seguro S.A.
(3) Funding is represented by interbank and time deposits, funds from acceptance and issuance of securities and borrowings.

To obtain the market values for these financial instruments, the following criteria were adopted:

•	Interbank investments were determined based on their nominal amounts, monetarily restated to maturity dates and discounted to present value using future market interest rates and swap market rates for fixed-rate securities and using market interest rates for fixed-rate securities, achieved at the closing of BM&FBOVESPA at the balance sheet date, for floating-rate securities;

•	Securities and derivative financial instruments, according to the rules established by Circulars No. 3,068 and 3,082 of November 8, 2001 and January 30, 2002, respectively, issued by the Central Bank of Brazil (BACEN), are recorded at their market value, except for those classified as Held to Maturity. Government securities allocated in this category have their market value calculated based on the rates obtained in the market, and validated through the comparison with information provided by the National Association of Financial Market Institutions (ANBIMA). Private securities included in this category have their market value calculated using a criterion similar to the one adopted for Investments in Interbank Deposits, as described above;

•	Loans with maturity over 90 days, when available, were calculated based on the net present value of future cash flows discounted at market interest rates effective on the balance sheet date, taking into account the effects of hedges as well (swap contracts);

•	Investments - in companies BM&FBOVESPA, CETIP and Porto Seguro at the share value in stock exchanges.

•	Time and interbank deposits and funds from acceptance and issuance of securities and foreign borrowings through securities, when available, were calculated based on their present value determined by future cash flows discounted at market rates obtained at the closing of BM&FBOVESPA on the balance sheet date;

•	Subordinated debt, based on the net present value of future fixed or floating cash flows in foreign currency, net of the market interest rates effective on the balance sheet date and considering the credit risk of the issuer. The floating cash flows are estimated as from the interest curves of the indexation market places;

•	Treasury shares are valued according to the average quotation available on the last trading day of the month or, if this is not available, according to the most recent quotation on prior trading days, published in the daily bulletin of each Stock Exchange.

Note 19 – Post-Employments Benefits

Pursuant to CVM Resolution No. 695, dated December 13, 2012, we present the policies adopted by ITAÚ UNIBANCO HOLDING and its subsidiaries regarding benefits to employees, as well as the accounting procedures adopted. The effects from adopting this Resolution, when applicable, are presented on a comparative basis in the notes to the financial statements; however, these effects have no impact on the financial statements of December 31,2012.

ITAÚ UNIBANCO HOLDING and some of its subsidiaries sponsor defined benefit and variable contribution plans, which basic purpose is granting benefits that, in general, provide a life annuity benefit, and may be converted into survivorship annuities, according to the plan's regulation. They also sponsor defined contribution plans, the benefit of which is calculated based on the accumulated balance at the eligibility date, according to the plan's regulation, which does not require actuarial calculation, except as described in Note 19d.

Employees hired until July 31, 2002, who come from Itaú, and until February 27, 2009, who come from Unibanco, are beneficiaries of the above-mentioned plans. As regards the employees hired after these dates, they have the option to voluntarily participate in a variable contribution plan (PGBL), managed by Itaú Vida e Previdência S.A..

a) Description of the Plans

Supplementary plans are managed by closed-end private pension entities with independent legal structures, as detailed below:

Entity	Benefit plan
Fundação Itaubanco - Previdência Complementar	Supplementary retirement plan – PAC (1)
Franprev benefit plan - PBF (1)
002 benefit plan - PB002 (1)
Itaulam basic plan - PBI (1)
Itaulam Supplementary Plan - PSI (2) Itaubanco Defined Contribution Plan (3)
Itaubank Retirement Plan (3) Itaú Defined Benefit Plan (1) Itaú Defined Contribution Plan (2) Unibanco Pension Plan (3) Prebeg benefit plan (1)

Fundação Bemgeprev	Supplementary Retirement Plan – Flexible Premium Annuity (ACMV) (1)

Funbep Fundo de Pensão Multipatrocinado	Funbep I Benefit Plan (1)
Funbep II Benefit Plan (2)

Múltipla - Multiempresas de Previdência Complementar	Redecard Basic Retirement Plan (1)
Redecard Supplementary Retirement Plan (2) Redecard Supplementary Plan (3)

UBB-PREV - Previdência Complementar	UBB PREV Defined Benefit Plan (1) (4)

Banorte Fundação Manoel Baptista da Silva de Seguridade Social	Benefit Plan II (1)

(1) Defined benefit plan;

(2) Variable contribution plan;

(3) Defined contribution plan;

(4) Plan arising from the process of merging the IJMS Plan by the Basic Plan, both managed by UBB Prev, approved by the Superintendency of Supplementary

Social Security(PREVIC) on December 28, 2012.

b) Governance

The closed-end private pension entities (EFPC) and benefit plans they manage are regulated in conformity with the related specific legislation. The EFPC are managed by the Executive Board, Advisory Council and Fiscal Council, with some members appointed by the sponsors and others appointed as representatives of active and other participants, pursuant to the respective Entity’s bylaws. The main purpose of the EFPC is to pay benefits to eligible participants, pursuant to the Plan Regulation, maintaining the plans assets invested separately and independently from ITAÚ UNIBANCO HOLDING.

c) Defined benefit plan

I - Main assumptions used in actuarial valuation of Retirement Plans

	12/31/2013	12/31/2012
Discount rate (1)	9.72% p.a.	8.16% p.a.
Mortality table (2)	AT-2000	AT-2000
Turnover (3)	Itaú Exp. 2008/2010	Itaú Exp. 2008/2010
Future salary growth	7.12 % p.a.	7.12% p.a.
Growth of the pension fund and social security benefits	4.00 % p.a.	4.00% p.a.
Inflation	4.00 % p.a.	4.00% p.a.
Actuarial method (4)	Projected Unit Credit	Projected Unit Credit

(1) The adoption of this assumption is based on a study that adopts the methodology of following up the interest rate of long-term securities issued by Brazilian Treasury, indexed to inflation rates, and on the analysis of changes in the interest curves up to the actuarial valuation base date. The Discount Rate assumption was changed in 2013 so as to be consistent with the economic scenario at the balance sheet date, considering the volatility of the interest markets and the models adopted.

(2) The mortality tables adopted correspond to those disclosed by SOA – Society of Actuaries, the North-American Entity which corresponds to IBA – Brazilian Institute of Actuarial Science, which reflects a 10% increase in the probabilities of survival as compared to the respective basic tables.

The life expectancy in years by the AT-2000 mortality table for participants of 55 years of age is 27 and 31 years for men and women, respectively.

(3) The turnover assumption is based on the effective experience of ITAÚ UNIBANCO HOLDING, resulting in the average of 2.4% p.a. based on the 2008/2010 experience.

(4) Using the Projected Unit Credit, the mathematical reserve is determined by the current projected benefit amount multiplied by the ratio between the length of service in the company at the assessment date and the length of service that will be reached at the date when the benefit is granted. The cost is determined taking into account the current projected benefit amount distributed over the years that each participant is employed.

Actuarial assumptions adopted are consistent with the group of participants of each benefit plan, pursuant to the studies carried out by an independent external actuarial consulting company, for biometric/demographic assumptions.

The main differences between the assumptions above and those adopted upon determination of the actuarial liability of defined benefit plans, for purposes of recording in the balance sheet of the closed-end private pension entities (EFPCs) that manage them, are the discount rate and the actuarial method. Regarding the assumption of the discount rate, EFPCs adopt a rate adherent to the flow of receipts/payments, in accordance with the study conducted under the coordination of the EFPC Investment Officer. Regarding the actuarial method, it is adopted the aggregate method, by which the mathematical reserve is defined based on the difference between the present value of the projected benefit and the present value of future contributions, subject to the methodology defined in the respective actuarial technical note.

II- Risk Exposure

Due to its defined benefit plans, ITAÚ UNIBANCO HOLDING is exposed to a number of risks, the most significant ones are:

- Volatility of assets

The actuarial liability is calculated by adopting a discount rate defined based on the income from securities issued by the Brazilian treasury (government securities). If the actual income from plan investments is lower than expected, this may give rise to a deficit. The plans have a significant percentage of fixed-income securities pegged to the plan commitments, aiming at minimizing volatility and the short and medium-term risk.

- Changes in investment income

A decrease in income from public securities will imply a decrease in discount rate and, therefore, will increase the plan actuarial liability. The effect will be partially offset by the recognition of these securities at market value.

- Inflation risk

Most of plan benefits are pegged to the inflation rates, and a higher inflation will lead to higher obligations. The effect will also be partially offset because a significant portion of the plan assets is pegged to government securities restated at the inflation rate.

- Life expectancy

Most of the plan obligations are to provide life benefits and therefore the increase in life expectancy will result in increased plan liabilities.

III –Management of defined benefit plan assets

The general purpose of managing EFPC funds is to search for a long-term balance between assets and obligations with payment of retirement benefits, by exceeding the actuarial targets (discount rate plus benefit adjustment index, established in the plan regulations).

Regarding the assets guaranteeing the actuarial liability reserves, management should ensure the payment capacity of retirement benefits in the long-term by avoiding the risk of mismatching assets and liabilities in each pension plan.

At December 31, 2013 and 2012 the allocation of plan assets and the allocation target for 2014, by type of asset, are as follows:

	Fair value		% Allocation
Types	12/31/2013	12/31/2012	12/31/2013	12/31/2012	2014 Target
Fixed income securities	11,250,882	13,736,179	89.92%	91.14%	53% to 100%
Variable income securities	708,928	763,373	5.67%	5.07%	0% to 20%
Structured investments	17,615	15,708	0.14%	0.10%	0% to 10%
Foreign Investments	-	-	0.00%	0.00%	0% to 5%
Real estate	508,216	531,445	4.06%	3.53%	0% to 7%
Loans to participants	26,429	25,497	0.21%	0.17%	0% to 5%
Total	12,512,070	15,072,202	100.00%	100.00%

The defined benefit plan assets include shares of ITAÚ UNIBANCO HOLDING, its main parent company (ITAÚSA) and of subsidiaries of the latter, with a fair value of R$ 595,913 (R$ 589,463 at 12/31/2012), and real estate rented to Group companies, with a fair value of R$ 474,381 (R$ 497,884 at 12/31/2012).

Fair value

The fair value of the plan assets is adjusted up to the report date, as follows:

Fixed-Income Securities and Structured Investments – accounted for at market value, considering the average trading price on the calculation date, net realizable value obtained upon the technical addition of pricing, considering, at least, the payment terms and maturity, credit risk and the indexing unit.

Variable income securities – accounted for at market value, being so understood the share average quotation at the last day of the month or at the closest date on the stock exchange on which the share has posted the highest liquidity rate.

Real Estate – stated at acquisition or construction cost, adjusted to market value upon reappraisals made in 2012, supported by technical appraisal reports. Depreciation is calculated under the straight line method, considering the useful life of the real estate.

Loans to participants – adjusted up to the report date, in compliance with the respective agreements.

Fund Allocation Target

The fund allocation target is based on Investment Policies that are currently revised and approved by the Advisory Council of each EFPC, considering a five-year period, which establishes guidelines for investing funds guaranteeing Actuarial Liability and for classifying securities.

IV- Net amount recognized in the balance sheet

Following is the calculation of the net amount recognized in the balance sheet, corresponding to the defined benefit plan:

	12/31/2013	12/31/2012
1 - Net assets of the plans	12,512,070	15,072,202
2 - Actuarial liabilities	(11,576,853)	(12,905,894)
3- Surplus (1-2)	935,217	2,166,308
4- Asset restriction (*)	(1,292,637)	(2,137,207)
5 - Net amount recognized in the balance sheet (3-4)	(357,420)	29,101
Amount recognized in Assets (Note 13a)	222,158	486,865
Amount recognized in Liabilities (Note 13c)	(579,578)	(457,764)

(*) Corresponds to the excess of present value of the available economic benefit, in conformity with item 64 of CVM Resolution nº 695.

V-	Change in the net amount recognized in the balance sheet:

	12/31/2013
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at beginning of the period	15,072,202	(12,905,894)	2,166,308	(2,137,207)	29,101
Cost of current service	-	(103,343)	(103,343)	-	(103,343)
Net interest (1)	1,202,101	(1,024,671)	177,430	(174,710)	2,720
Benefits paid	(739,465)	739,465	-	-	-
Contributions of sponsor	68,569	-	68,569	-	68,569
Contributions of participants	16,153	-	16,153	-	16,153
Effects on asset ceiling	-	-	-	1,036,296	1,036,296
Remeasurements (3) (4)	(3,107,490)	1,717,590	(1,389,900)	(17,016)	(1,406,916)
Value at end of the period	12,512,070	(11,576,853)	935,217	(1,292,637)	(357,420)

	12/31/2012
	Plan net assets	Actuarial liabilities	Surplus	Asset Ceiling	Recognized amount
Value at beginning of the period	11,772,927	(10,413,448)	1,359,479	(1,262,610)	96,869
Cost of current service	-	(84,427)	(84,427)	-	(84,427)
Net interest (1) (2) (5)	1,118,389	(984,956)	133,433	(122,726)	10,707
Benefits paid	(670,890)	670,890	-	-	-
Contributions of sponsor	57,384	-	57,384	-	57,384
Contributions of participants	15,277	-	15,277	-	15,277
Effects on asset ceiling	-	-	-	(874,597)	(874,597)
Remeasurements (3) (4) (5)	2,779,115	(2,093,953)	685,162	122,726	807,888
Value at end of the period	15,072,202	(12,905,894)	2,166,308	(2,137,207)	29,101

(1) Corresponds to the amount calculated on 01/01/2013 based on the beginning amount (Net Assets, Actuarial Liabilities and Restriction of Assets), taking into account the estimated amount of payments/ receipts of benefits/ contributions, multiplied by the discount rate of 8.16% p.a..

(2) In 01/01/2012 we used a discount rate of 9.72%.

(3) Remeasurements recorded in net assets and asset ceiling correspond to the income earned above/below the expected return rate. Remeasurements recorded in defined benefit obligation basically correspond to effects due to changes in assumption discount rate from 8,16% to 9,72% at 12/31/2013 (from 9,72% to 8,16% at 12/31/2012).

(4) The actual return on assets amounted to R$ (1,905,389) (R$ 3,897,504 at at December 31, 2012).

(5) It corresponds to the amounts under CVM Resolution No. 695, dated December 13, 2012, stated for comparison purposes only, in accordance with CMN Resolution No. 4,007, dated August 25, 2011, not accounted for in the Financial Statements of December 31, 2012.

VI-	Total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment:

	Income		Stockholders’ Equity		Income
	01/01 to 12/31/2013	01/01 to 12/31/2012 (1)	12/31/2013	12/31/2012 (1)	01/01 to 12/31/2012 (2)
Cost of current service	(103,343)	(84,427)	-	-	(84,427)
Net interest	2,720	10,707	-	-	317,530
Effects on asset ceiling	-	-	1,036,296	(874,597)	(874,597)
Remeasurements	-	-	(1,390,763)	823,165	751,369
Total Amounts Recognized	(100,623)	(73,720)	(354,467)	(51,432)	125,152

(1) It corresponds to the amounts under CVM Resolution No. 695, dated December 13, 2012, stated for comparison purposes only, in accordance with CMN Resolution No. 4,007, dated August 25, 2011, not accounted for in the Financial Statements of December 31, 2012, due to immateriality.

(2) In conformity to CVM Resolution No. 600, dated October 07, 2009, the activities up to 12/31/2012 passed through income, without impact on Stockholders’ Equity – Other Comprehensive Income.

During the period, contributions made totaled R$ 68,569 (R$ 57,384 from January 1 to December 31, 2012). The contribution rate increases based on the beneficiary’s salary.

In 2014, the expected contribution to retirement plans sponsored by ITAÚ UNIBANCO HOLDING is R$ 56,897.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Estimated payment
2014	762,981
2015	794,751
2016	818,334
2017	842,178
2018	866,341
2019 to 2023	4,727,227

VII- Sensitivity of defined benefit obligation

The impact, due to the change in the assumption – discount rate by 0.5%, which would be recognized in Actuarial liabilities of the plans, as well as in Stockholders’ Equity – Asset valuation adjustment of the sponsor (before taxes) would amount to:

	Effect in actuarial liabilities of the plans		Effect which would be recognized in Stockholders’ Equity (*)
Change in Assumption	Value	Percentage on actuarial liabilities	Value
- Decrease by 0.5%	671,581	5.82%	(392,083)
- Increase by 0.5%	(608,944)	(5.57)%	316,346

(*) Net of effects of asset ceiling

d)	Defined contribution plans

The defined contribution plans have pension funds set up by the portion of sponsors’ contributions not included in the participant’s accounts balance and by the loss of eligibility to a plan benefit, as well as by resources from the migration from the defined benefit plans. The fund will be used for future contributions to the individual participants' accounts, according to the rules of the respective benefit plan regulation.

I - Change in the net amount recognized in the balance sheet:

	12/31/2013			12/31/2012
	Pension Plan Fund	Asset Ceiling	Recognized Amount	Pension Plan Fund	Asset Ceiling	Recognized Amount
Amount - beginning of the period	2,645,829	(317,834)	2,327,995	1,756,562	(313,376)	1,443,186
Net interest (1)	205,981	(25,870)	180,111	166,575	(30,460)	136,115
Contribution	(136,049)	-	(136,049)	(145,852)	-	(145,852)
Effects on asset ceiling	-	43,301	43,301	-	(4,458)	(4,458)
Remeasurements (1)	(354,736)	25,870	(328,866)	868,544	30,460	899,004
Amount - end of the period (Note 13a)	2,361,025	(274,533)	2,086,492	2,645,829	(317,834)	2,327,995

(1) It corresponds to the amounts under CVM Resolution No. 695, dated December 13, 2012, stated for comparison purposes only, in accordance with CMN Resolution No. 4,007, dated August 25, 2011, not accounted for in the Financial Statements of December 31, 2012.

II- Total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment:

	Income		Stockholders’ Equity		Income
	01/01 to 12/31/2013	01/01 to 12/31/2012 (1)	12/31/2013	12/31/2012 (1)	01/01 to 12/31/2012 (2)
Contributions	(136,049)	(145,852)	-	-	(145,852)
Net interest	180,111	136,115	-	-	-
Remeasurements	-	-	(328,866)	899,004	1,035,119
Effects on asset ceiling	-	-	43,301	(4,458)	(4,458)
Total Amounts Recognized	44,062	(9,737)	(285,565)	894,546	884,809

(1) It corresponds to the amounts under CVM Resolution No. 695, dated December 13, 2012, stated for comparison purposes only, in accordance with CMN Resolution No. 4,007, dated August 25, 2011, not accounted for in the Financial Statements of December 31, 2012, due to immateriality.

(2) In conformity to CVM Resolution No. 600, dated October 07, 2009, the activities up to 12/31/2012 passed through income, without impact on Stockholders’ Equity – Other Comprehensive Income.

In the period, contributions to the defined contribution plans, including PGBL, totaled R$ 183,126 (R$ 195,904 from January 1 to December 31, 2012), of which R$ 136,049 (R$ 145,852 from January 1 to December 31, 2012) arises from pension funds.

e)	Other post-employment benefits

ITAÚ UNIBANCO HOLDING and its subsidiaries do not offer other post-employment benefits, except in those cases arising from obligations under acquisition agreements signed by ITAÚ UNIBANCO HOLDING, as well as in relation to the benefits granted due to a judicial sentence, in accordance with the terms and conditions established, in which health plans are totally or partially sponsored for specific groups of former workers and beneficiaries.

Based on the reported prepared by an independent actuary, the changes in obligations for these other projected benefits and the amounts recognized in the balance sheet, under liabilities, of ITAÚ UNIBANCO HOLDING are as follows:

I - Change in the net amount recognized in the balance sheet:

	12/31/2013	12/31/2012
At the beginning of the period	(148,523)	(120,154)
Cost of interest	(12,426)	(11,377)
Benefits paid	7,387	5,785
Remeasurements	6,744	(22,777)
At the end of the period (Note 13c)	(146,818)	(148,523)

II- Total amounts recognized in Income for the Period and Stockholders’ Equity – Asset valuation adjustment:

	Income		Stockholders’ Equity
	01/01 to 12/31/2013	01/01 to 12/31/2012 (1)	12/31/2013	12/31/2012 (1)	01/01 to 12/31/2012 (2)
Net interest	(12,426)	(11,377)	-	-	(11,377)
Benefits paid	7,387	5,785	-	-	5,785
Remeasurements	-	-	6,744	(22,777)	(22,777)
Total Amounts Recognized	(5,039)	(5,592)	6,744	(22,777)	(28,369)

(1) It corresponds to the amounts under CVM Resolution No. 695, dated December 13, 2012, stated for comparison purposes only, in accordance with CMN Resolution No. 4,007, dated August 25, 2011, not accounted for in the Financial Statements of December 31, 2012, due to immateriality.

(2) In conformity to CVM Resolution No. 600, dated October 07, 2009, the activities up to 12/31/2012 passed through income, without impact on Stockholders’ Equity – Other Comprehensive Income.

The estimate for payment of benefits for the next 10 years is as follows:

Period	Estimated payment
2014	7,427
2015	7,996
2016	8,596
2017	9,206
2018	9,820
2019 to 2023	59,045

III - Sensitivity Analyses - Cost of Healthcare

For calculation of benefits obligations projected beyond the assumptions used for the defined benefit plans (Note 19c l), the 9.72% p.a. increase in medical costs assumption is adopted.

Assumptions for rates related to medical assistance costs have a significant impact on the amounts recognized in income. A change of half percentage point in the medical assistance cost rates would have the effects as follows:

	Recognition	1% decrease	1% decrease
Service cost and cost of interest	Income	1,855	(1,540)
Present value of obligation	Asset valuation adjustment	19,085	(15,844)

Note 20 – Information on foreign subsidiaries

	Foreign branches (1)		Latin America consolidated (2)		Itaú Europe consolidated (3)		Cayman consolidated (4)		Other foreign companies (5)		Foreign consolidated (6)
	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Assets
Current assets and long-term receivables
Cash and cash equivalents	4,416,057	3,088,596	3,167,284	2,617,018	545,975	332,379	693,562	282,772	807,500	1,065,027	8,736,304	7,060,841
Interbank investments	16,674,907	15,964,017	2,236,197	2,017,088	3,522,656	2,561,808	8,075,306	7,181,402	272,395	383,865	20,994,750	14,961,942
Securities	56,338,107	54,242,205	5,502,522	4,026,707	2,561,944	1,947,030	4,914,123	5,427,801	32,528	27,091	68,437,508	65,013,513
Loan, lease and other credit operations	53,565,118	33,965,800	35,537,624	26,588,258	8,864,125	7,923,518	109,741	97,682	698	516	98,006,873	68,514,304
Foreign exchange portfolio	43,041,183	25,187,165	1,165,280	323,295	3,208,596	4,020,274	2,254,963	790,039	-	-	48,093,827	28,983,965
Other assets	1,860,290	2,132,791	5,205,672	3,338,334	305,782	377,840	701,244	1,082,907	1,307,232	144,390	9,311,771	6,908,896
Permanent assets
Investments	16,473	14,369	5,957	4,884	5,895	4,285	150,316	57,054	512,482	436,396	32,072	26,806
Other investments	16,473	14,369	5,957	4,884	5,895	4,285	150,316	57,054	512,482	436,396	32,072	26,806
Fixed and intangible assets	12,121	21,278	674,672	571,371	167,232	171,984	434	1,127	18,471	18,260	872,929	784,019
Total	175,924,256	134,616,221	53,495,208	39,486,955	19,182,205	17,339,118	16,899,689	14,920,784	2,951,306	2,075,545	254,486,034	192,254,286

Liabilities
Current and long-term liabilities
Deposits	50,826,579	34,806,497	34,789,437	26,202,586	6,998,319	6,669,246	911,806	3,800,355	341	-	84,640,224	61,521,846
Demand deposits	10,372,538	6,548,922	9,480,837	7,325,099	4,752,538	3,441,383	693,667	298,927	341	-	24,405,846	17,289,379
Savings deposits	-	-	5,498,944	3,907,103	-	-	-	-	-	-	5,498,945	3,907,103
Interbank deposits	11,944,350	11,330,751	116,658	133,558	1,372,635	1,378,488	218,139	634,382	-	-	7,754,264	7,261,946
Time deposits	28,509,691	16,926,824	19,692,998	14,836,826	873,146	1,849,375	-	2,867,046	-	-	46,981,169	33,063,418
Deposits received under securities repurchase agreements	15,458,455	18,001,257	266,876	621,865	-	-	2,107,402	2,756,763	62,482	-	15,591,371	17,778,335
Funds from acceptance and issuance of securities	3,561,178	6,020,694	3,649,806	2,451,308	4,675,701	3,785,070	2,341,629	2,505,952	-	-	14,217,728	14,743,650
Borrowings	28,101,657	19,816,986	3,216,373	2,144,545	646,383	805	-	10,667	-	2,059	31,976,640	21,975,062
Derivative financial instruments	2,188,506	2,532,758	584,594	280,825	633,137	570,940	496,840	619,532	-	-	3,537,140	3,453,306
Foreign exchange portfolio	42,932,437	25,143,957	1,161,900	316,489	3,266,200	4,027,869	2,260,224	804,277	-	-	48,044,567	28,955,784
Other liabilities	21,178,148	18,320,636	3,405,068	2,471,043	577,009	352,732	812,862	1,404,332	672,494	141,380	26,468,592	22,461,289
Deferred income	117,020	75,511	4,152	3,837	27,450	17,835	-	-	1,402	1,230	150,023	98,413
Minority interest in subsidiaries	-	-	252	247	1	66	924,605	807,189	-	1	924,859	807,499
Stockholders’ equity
Capital and reserves	10,047,194	8,667,184	5,684,913	4,509,893	2,387,886	2,085,428	7,212,613	2,132,390	2,211,102	2,156,465	26,874,750	19,066,785
Net income for the period	1,513,082	1,230,741	731,837	484,317	(29,881)	(170,873)	(168,292)	79,327	3,485	(225,590)	2,060,140	1,392,317
Total	175,924,256	134,616,221	53,495,208	39,486,955	19,182,205	17,339,118	16,899,689	14,920,784	2,951,306	2,075,545	254,486,034	192,254,286
Statement of Income
Income from financial operations	4,211,007	3,640,094	3,833,488	2,691,130	257,157	269,345	(78,917)	472,282	16,608	12,814	8,068,149	6,842,396
Expenses of financial operations	(2,271,649)	(1,849,610)	(1,517,301)	(1,113,120)	(112,921)	(144,573)	410	(258,793)	(1,113)	(244)	(3,710,084)	(3,133,370)
Result of loan losses	(298,295)	(444,941)	(337,003)	(195,989)	(17,936)	2,638	-	-	(225)	(165)	(653,459)	(638,457)
Gross income from financial operations	1,641,063	1,345,543	1,979,184	1,382,021	126,300	127,410	(78,507)	213,489	15,270	12,405	3,704,606	3,070,569
Other operating revenues (expenses)	(126,640)	(104,704)	(891,617)	(764,171)	(125,814)	(159,023)	(89,785)	(134,162)	165	(70,525)	(1,243,387)	(1,226,676)
Operating income	1,514,423	1,240,839	1,087,567	617,850	486	(31,613)	(168,292)	79,327	15,435	(58,120)	2,461,219	1,843,893
Non-operating income	-	(9,893)	4,685	6,692	(361)	(149,031)	-	-	2,014	(154,705)	4,647	(308,152)
Income before taxes on income and profit sharing	1,514,423	1,230,946	1,092,252	624,542	125	(180,644)	(168,292)	79,327	17,449	(212,825)	2,465,866	1,535,741
Income tax	(1,341)	(205)	(322,683)	(140,184)	(22,463)	14,940	-	-	(13,964)	(12,768)	(360,451)	(138,216)
Statutory participation in income	-	-	(37,689)	-	(7,542)	(5,172)	-	-	-	-	(45,232)	(5,172)
Minority interest in subsidiaries	-	-	(43)	(41)	(1)	3	-	-	-	3	(43)	(36)
Net income (loss)	1,513,082	1,230,741	731,837	484,317	(29,881)	(170,873)	(168,292)	79,327	3,485	(225,590)	2,060,140	1,392,317

(1)	Itaú Unibanco S.A. - Grand Cayman, New York and Tokyo branches, ITAÚ UNIBANCO HOLDING S.A - Grand Cayman Branch, Banco Itaú-BBA S.A - Nassau Branch.
(2)	Banco Itaú Argentina S.A, Itaú Asset Management S.A.Sociedad Gerente de Fondos Comunes de Inversión, Itrust Servicios Inmobiliarios S.A.C.I, Itaú Sociedad de Bolsa S.A., Itaú Chile Holdings Inc., BICSA Holdings LTD., Banco Itaú Chile S.A., Itaú Chile Inversiones, Servicios Y Administración S.A., Itaú BBA Corredor de Bolsa Limitada (new company name of Itaú Chile Corredor de Bolsa Ltda.), Itaú Chile Corredora de Seguros Ltda., Itaú Chile Administradora General de Fondos S.A., Recuperadora de Créditos Ltda, Itaú Chile Compañia de Seguros de Vida S.A., ACO Ltda., Banco Itaú Uruguay S.A., OCA Casa Financiera S.A., OCA S.A., Unión Capital AFAP S.A., Banco Itau Paraguay, Tarjetas Unisoluciones S. A. de Capital Variable, Proserv - Promociones Y Servicios S.A. de C. V ., MCC Asesorias Limitada (50%), MCC Securities INC. (50%), Itaú BBA SAS, MCC Corredora de Bolsa (50,0489%) and Itaú BBA Colômbia; only at 12/31/2013, Fundo ETF IPSA.
(3)	IPI - Itaúsa Portugal Investimentos, SGPS Lda. (49%), Itaúsa Europa - Investimentos, SGPS, Lda., Itaú Europa, SGPS, Lda., Itaúsa Portugal - SGPS S.A.,Itau BBA International (Cayman) Ltd., Banco Itaú Europa Luxembourg S.A., Banco Itaú Europa International, Itaú Bank & Trust Bahamas Ltd., Itaú International Securities Inc. (new company name of Itaú Europa Securities Inc.), Itaú Bahamas Directors Ltd., Itaú Bahamas Nominees Ltd., Banco Itau Suisse S.A. and Itaú BBA International PLC; only at 12/31/2012, Banco Itau BBA International S.A and BIE Cayman Ltd..
(4)	Itau Bank Ltd., ITB Holding Ltd., Jasper International Investment LLC, Itaú Bank & Trust Cayman Ltd., Uni-Investments Inter. Corp., Rosefield Finance Ltd. (50%), UBT Finance S.A., Itaú Cayman Directors Ltd. and Itaú Cayman Nominees Ltd.; only at 12/31/2013, BIE Cayman Ltd.
(5)	Afinco Americas Madeira, SGPS Soc. Unipessoal Ltda, Topaz Holding Ltd., Itaú USA Inc., Itaú International Investment LLC, Albarus S.A., Banco Del Paraná S.A., Garnet Corporation, Itau Global Asset Management, Mundostar S.A., Karen International Ltd., Nevada Woods S.A., Itaú Asia Securities Ltd., IPI - Itaúsa Portugal Investimentos, SGPS Lda. (51%), Itaú BBA USA Securities Inc., Itaú Middle East Limited, Unipart B2B Investments, S.L., Itau BBA UK Securities Limited, Itaú Japan Asset Management Ltd., Itaú (Beijing) Investment Consultancy Limited, Itaú UK Asset Management Limited, Itaú Asia Limited and Itaú USA Asset Management Inc; only at 12/31/2012, Zux Cayman Company Ltd.; only at 12/31/2013, Itaú Singapore Securities Pte. Ltd.
(6)	Foreign consolidated information presents balances net of eliminations from consolidation.

Note 21 – Risk and capital management

Risk management is considered by ITAÚ UNIBANCO HOLDING an essential tool for optimizing the use of resources and selecting the best business opportunities, in order to maximize shareholder value.

At ITAÚ UNIBANCO HOLDING, risk and capital management is the process in which:

•	The existing and potential risks in ITAÚ UNIBANCO HOLDING's operations are identified and measured;
•	Norms, procedures and methodologies for risk management and control consistent with the Board of Directors’ guidelines and ITAÚ UNIBANCO HOLDING’s strategies are approved;
•	The ITAÚ UNIBANCO HOLDING’s risk portfolio is managed considering the best risk-return ratio.

The purpose of risk identification is to map the risk events of internal and external nature that may affect the strategies of support and business units and the fulfillment of their objectives, with possibility of impact on ITAÚ UNIBANCO HOLDING’s income, capital, liquidity and reputation.

Risk management processes are spread throughout the whole institution, aligned with the guidelines of the Board of Directors and Executives that, through Committees of the Board of Directors and Senior Commissions, define the global objectives that are measured as goals and limits to the risk management units. Control and capital management units, in turn, support the ITAÚ UNIBANCO HOLDING’s management by monitoring and analyzing risk and capital.

In compliance with CMN Resolution No. 3,988, BACEN Circular No.º 3.547 and BACEN Circular Letter No. 3.565, ITAÚ UNIBANCO HOLDING implemented its capital management structure and its Internal Capital Adequacy Assessment Process (ICAAP), having submitted its first ICAAP report to BACEN in September 2013, related to June 2013 reporting date.

ITAÚ UNIBANCO HOLDING adopts a prospective approach to its capital management, which comprises the following phases:

•	Identification and analysis of material risks to which ITAÚ UNIBANCO HOLDING is exposed and assessment of capital requirements to cover material risks;
•	Capital planning considering the strategic guidelines, economic environment and the guidelines of the Board of Directors;
•	Stress tests exercises, aiming at analyzing the impact of serious events on the capitalization level of ITAÚ UNIBANCO HOLDING;
•	Maintenance of a capital contingency plan for cases in which the capital sources turn out to be unfeasible or insufficient;
•	Internal capital adequacy assessment, which consists in comparing the Regulatory Capital with the required capital, according to internal evaluation, to cover any risks incurred;
•	Preparation of periodic management reports on capital adequacy for top management and the Board of Directors.

ITAÚ UNIBANCO HOLDING’s risk management organizational structure is compliant with the regulations in Brazil and abroad and in line with market best practices. The Market, Credit, Liquidity, Operational and Underwriting risks control is performed in a centralized way by an independent unit, aiming at assuring that ITAÚ UNIBANCO HOLDING’s risks are being managed in accordance with established risk appetite policies, norms and procedures. This independent structure is also responsible for centralizing ITAÚ UNIBANCO HOLDING’s capital management. The purpose of centralizing control is to provide the Executives and the Board of Directors with an overview of ITAÚ UNIBANCO HOLDING’s risk exposure, as well as a prospective view on the adequacy of its capital so as to optimize and speed up corporate decision-making.

ITAÚ UNIBANCO HOLDING manages proprietary IT systems to fully meet the applicable rules on capital reserve, and also for risk measurement, in compliance with the models issued by the regulatory models in force. It also coordinates actions to check for adherence to qualitative and quantitative requirements established by the relevant authorities for compliance with the minimum mandatory capital requirement and risk monitoring.

Further information on risk management can be found on the website www.itau-unibanco.com.br/ri, under section Corporate Governance/Risk Management – Pillar 3, that is not part of the financial statements.

I – Market risk

Market risk is the possibility of incurring losses arising from the variations in the market values of positions held by a financial institution, including the risks of transactions subject to the variations in foreign exchange and interest rates, and equities, of price indexes and commodity prices among other indexes on these risk factors.

The market risk management is the process through which the institution plans, monitors and controls the risks of variations in financial instruments market values due market changes, aiming at optimizing the risk-return ratio, by using an appropriate structure of Adequate management limits, models and tools.

The ITAÚ UNIBANCO HOLDING’s Market Risk Management Policy is in line with the principles of Resolution No. 3,464, issued by the National Monetary Council (CMN) (as amended), being a set of principles that drive the ITAÚ UNIBANCO HOLDING strategy towards control and management of market risk of all business units and legal entities of the ITAÚ UNIBANCO HOLDING.

The document that details the guidelines set out by the corporate guidelines on market risk control, that is not part of the financial statements, can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Market Risk.

Itau Unibanco’s market risk management strategy is aimed at balancing corporate business goals, taking into account, among other things:

•	Political, economic and market conditions;
•	The market risk profile of the portfolio; and
•	Expertise within the group to support operations in specific markets.

The process for managing market risk of ITAÚ UNIBANCO HOLDING occurs within the governance and hierarchy of committees and limits approved specifically for this purpose, sensitizing different levels and classes of market risk. This framework limits that covers from the monitoring of aggregate indicators of risk (portfolio level) to the monitoring of granular limits (individual desks level), assuring effectiveness and coverage of control. These limits are dimensioned considering the projected results of the balance sheet, expected performance and risk appetite of the institution, the level of equity and the profile of risk of each organization unit, which are defined in terms of risk measures used by management. Limits are monitored and controlled daily and excesses are reported and discussed in the corresponding committees. Additionally, daily risk reports used by the business and control areas, are issued the top management.

The structure of limits and alerts follows the guidelines of the Board of Directors and is designed and approved by the Superior Risk Committee (CSRisc), after discussions and deliberations by the Superior Institutional Treasury Committee (CSTI). The review of this structure of limits is performed at least annually.

The purpose of this structure is:

•	Providing more assurance to all executive levels that the assumption of market risks is in line with the ITAÚ UNIBANCO HOLDING and the risk-return objective;
•	Promoting the disciplined and educated discussion on the global risk profile and its evolution over time;
•	increasing transparency on the way the business seeks the optimization of results;
•	Providing early warning mechanisms in order to make the effective risk management easier, without jeopardizing the business purposes; and
•	Avoiding risk concentration.

The market risk control and management process is submitted to periodic reviews aimed at keeping it aligned with the best market practices and adhering to the continuous improvement processes at ITAÚ UNIBANCO HOLDING.

The control of market risk is carried out by an area independent from the business units, and is responsible for carrying out daily measurement, assessment, analysis and report activities to the areas and relevant people, pursuant to governance establishedand monitoring the actions required to adjust the position and/or risk level, when necessary. For this purpose, the ITAÚ UNIBANCO HOLDING relies on a structured communication and information flow, aiming at providing feedback for the follow-up of the superior committees and compliance with the regulatory bodies in Brazil and regulatory agents abroad.

ITAÚ UNIBANCO HOLDING hedges transactions with clients and proprietary positions, including its foreign investments, in order to mitigate risk arising from fluctuations in relevant market risk factors and to prevent positions from breaching relevant limits. Derivatives are commonly used for these hedging activities. When these transactions are classified as hedges for accounting purposes, specific supporting documentation is provided, including ongoing follow-up of hedge effectiveness (retrospective and prospective) and other changes in the accounting process. The accounting and managerial hedging procedures are governed by the institutional polices of ITAÚ UNIBANCO HOLDING.

The market risk framework categorizes transactions as part of either the banking portfolio or the trading portfolio, in accordance with general criteria established by the Capital Accord and subsequent amendments.

The trading portfolio consists of all qualifying transactions (including derivatives) held with intent to trade or to hedge risk within this portfolio, and that have no restriction.

The banking portfolio is basically characterized by transactions from the banking business, such as funding and loans, and also includes derivatives with eligible clients and transactions related to the management of the balance sheet of the institution, including by way of derivatives. It has the no-intention of resale and medium- and long-term time horizons as general guidelines.

Market risk exposures inherent in various financial instruments, including derivatives, are composed of various risk factors. A risk factor refers to a market parameter whose variation impacts a position’s valuation. The main risk factors measured by ITAÚ UNIBANCO HOLDING are as follows:

•	Interest rates: the risk of losses from transactions subject to interest rates variations;
•	Foreign exchange-linked: the risk of losses arising from positions in transactions which are subject to a foreign exchange-linked interest rate;
•	Foreign exchange rates: the risk of losses from positions subject to foreign exchange rate variation;
•	Price index-linked: the risk of losses from transactions subject to the variations in the price of index-linked interest rates;
•	Variable income: risk of loss subject to variation in prices of shares and commodities;

The market risk analyses are conducted based on the following metrics:

•	Value at risk (VaR): statistical measure that estimates the expected maximum potential economic loss under normal market conditions, considering a certain time horizon and confidence level;
•	Losses in stress scenarios: simulation technique to assess the behavior of assets and liabilities and derivatives of a portfolio when several risk factors are taken to extreme market situations (based on prospective scenarios);
•	Stop loss: metrics which purpose is to review positions, should losses accumulated in a certain period reach a certain amount;
•	Concentration: cumulative exposure of a certain asset or risk factor calculated at market value (“MtM – Mark to Market”);
•	Stressed VaR: statistical metric arising from VaR calculation, which purpose is to capture higher risk in simulations for the current portfolio, considering returns that can be seen in historical scenarios.

In addition to the aforementioned risk measures, sensitivity and loss control measures are also analyzed. They comprise:

•	Mismatching analysis (GAPS): graphic representation by risk factor of cash flows expressed at market value, allocated at the maturity dates;
•	Sensitivity (DV01- Delta Variation): impact on the market value of cash flows, when submitted to an one annual basis point increase in the current interest rates or index rate;
•	Sensitivity to several risk factors (Greeks): partial derivatives of an option portfolio in relation to the prices of underlying assets, implied volatilities, interest rates and time.

ITAÚ UNIBANCO HOLDING uses proprietary systems to measure the consolidated market risk. The processing of these systems basically takes place in São Paulo, in an access-controlled, of high availability, environment, with data safekeeping and recovery processes, and counts on such an infrastructure to ensure the continuity of business in contingency (disaster recovery) situations.

ITAÚ UNIBANCO HOLDING, maintaining its conservative management and portfolio diversification, continued with its policy of operating within low limits in relation to its capital during the period.

At December 31, 2013, ITAÚ UNIBANCO HOLDING recorded a Total Global VaR (Parametric) of R$ 110 million (R$ 374 million at December 31, 2012).

II – Credit risk

Credit risk is the possibility of losses arising from the breach by the borrower, issuer or counterparty of the respective agreed-upon financial obligations, the devaluation of loan agreement due to downgrading of the borrower’s, the issuer’s, the counterparty’s risk rating, the reduction in gains or compensation, the advantages given upon posterior renegotiation and the recovery costs.

The credit risk management of ITAÚ UNIBANCO HOLDING’s is responsibility of all business units and aims to keep the quality of loan portfolio in levels consistent with the institution’s risk appetite for each market segment in which it operates.

ITAÚ UNIBANCO HOLDING establishes its credit policy based on internal factors, such as the client rating criteria and portfolio development analysis, the registered default levels, the incurred return rates, and the allocated economic capital; and external factors, related to the economic environment in Brazil and abroad, including market share, interest rates, market default indicators, inflation, and consumption increase/decrease.

ITAÚ UNIBANCO HOLDING’s centralized process for making decisions and establishing a credit policy guarantees the synchrony of credit actions.

To protect the institution against losses arising from loan operations, ITAÚ UNIBANCO HOLDING considers all aspects that determine the client’s credit risk to define the provision level commensurate with the risk incurred in each operation. For each operation, the assessment and rating of the client or economic group, the operation rating, and the possible existence of past-due amounts are taken into account and the volume of the regulatory provision is determined.

ITAÚ UNIBANCO HOLDING recognizes a provision additional to that required by BACEN, aiming at ensuring a provision level compatible with the expected loss model adopted by the institution's credit risk management, based on internal models of measurement of credit risk. This allowance is usually quantified in view of the past performance of loan portfolios, based on exposure, probabilities of default and expected recovery, in case of transactions default.

In line with the principles of CMN Resolution No. 3,721 of April 30, 2009, ITAÚ UNIBANCO HOLDING has a structure for and institutional norm on credit risk management, approved by its Board of Directors, applicable to the companies and subsidiaries in Brazil and abroad.

The document that outlines the guidelines set out by this internal policy on credit risk control, that is not part of the financial statements, can be read on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report – Credit Risk.

III – Operational risk

For ITAÚ UNIBANCO HOLDING operational risk is defined as the possibility of losses from failure of, insufficient or inadequate internal processes, people and systems, or from external events impacting the realization of strategic, tactical or operational objectives. It includes the legal risk, associated with the inadequacy or deficiency in agreements signed by the institution, as well as sanctions for failing to meet legal provisions and compensation for damages to third parties arising from activities performed by ITAÚ UNIBANCO HOLDING.

The management structure seeks to identify, evaluate, mitigate, monitor and report the operational risk for the purpose of assure the quality of the control environment compliant with the internal guidelines and regulation currently in force.

The managers of executive areas use corporate methodologies that are built and made available by the internal control, compliance and operational risk area.

Within the governance of management process there are specific forums to address operational risk, internal control and compliance where the consolidated reports on risk monitoring, controls, action plans and operational losses are presented to the business areas executives.

A summarized version of such policy, that is not part of the financial statements, is available on the website www.itau-unibanco.com.br/ri in the section Corporate Governance, Rules and Policies, Public Access Report – Operational risk.

IV – Liquidity risk

Liquidity risk is defined as the institution’s possibility of not be being able to efficiently meeting its expected and unexpected obligations, both current and future, including those arising from the pledged guarantees, without affecting its daily operations and without incurring significant losses.

Liquidity risk control is carried out by an area independent from the business areas, and which is responsible for defining the constitution of a reserve, proposing assumptions for behavior of cash flow, identifying, assessing, monitoring, controlling and reporting, on a daily basis, the exposure to liquidity risks in different time horizons, proposing limits for liquidity risk and monitoring the established limits consistent with the risk appetite of the institution, informing on possible noncompliance, considering the liquidity risks individually in countries where ITAÚ UNIBANCO HOLDING operates, simulating the behavior of cash flow under stress conditions, assessing and previously reporting risks inherent in new products and transactions, and reporting information required by regulatory bodies. Every activity is subject to analysis by independent areas of validation, internal controls and audit.

The measurement of liquidity risk covers all financial transactions of ITAÚ UNIBANCO HOLDING companies, as well as possible contingent or unexpected exposures, such as those arising from settlement services, pledge of endorsements and sureties and credit facilities contracted and not used.

The document that expresses the guidelines set forth by the internal policy on liquidity risk, , that is not part of the financial statements, management may be viewed on the website www.itau-unibanco.com.br/ri, in the section Corporate Governance, Rules and Policies, Public Access Report - Liquidity Risk.

V - Insurance, Pension Plan and Capitalization Risks

Products that make up the portfolios of ITAÚ UNIBANCO HOLDING’s insurance companies are related to the life, large risks, extended warranty, pension plan and capitalization. Thus, the main risks these portfolios are subject to are underwriting, market, counterparty credit and longevity risk, among others.

Regarding Insurance, Pension Plan and Capitalization, ITAÚ UNIBANCO HOLDING understands that:

•	Underwriting risk is the possibility of losses occurring as a result of insurance, pension plan and capitalization operations that contradict the company’s expectations, directly or indirectly associated with technical and actuarial bases used to calculate premiums, contributions and provisions.

•	Market risk is the possibility of losses occurring as a result of variations in market values of assets and liabilities that make up actuarial reserves.

•	Counterparty credit risk is the possibility of noncompliance, by a certain counterparty, with obligations related to the settlement of operations that involve trading of financial assets or reinsurance.

•	Longevity risk is the possibility that pension plans pay pensions and superannuation for periods longer than those originally expected.

The management process of insurance, pension plan and capitalization risks is based on responsibilities defined and communicated between the control and business areas, assuring independence between them.

Note 22 –Supplementary information

a)	Insurance policy - ITAÚ UNIBANCO HOLDING and its subsidiaries, despite the low risk exposure due to a physical non-concentration of their assets, have the policy to guarantee their valuables and assets at amounts considered sufficient to cover possible claims.

b)	Foreign currency – The balances in Reais linked to the foreign currency were:

	12/31/2013	12/31/2012
Permanent foreign investments	28,934,890	20,459,102
Net amount of other assets and liabilities indexed to foreign currency, including derivatives	(45,876,514)	(34,389,696)
Net foreign exchange position	(16,941,624)	(13,930,594)

The net foreign exchange position, considering the tax effects on the net balance of other assets and liabilities indexed to foreign currency, reflects the low exposure to exchange variations.

c)	Investment funds and managed portfolios - ITAÚ UNIBANCO HOLDING, through its subsidiaries, manages the following types of funds: privatization, fixed income, shares, open portfolio shares, investment clubs, customer portfolios and group portfolios, domestic and foreign, classified in memorandum accounts, distributed as follows:

	Amount		Amount (*)		Number of funds
	12/31/2013	12/31/2012	12/31/2013	12/31/2012	12/31/2013	12/31/2012
Investment funds	459,484,806	402,694,194	459,484,806	402,694,194	2,216	2,046
Fixed income	418,044,211	364,952,273	418,044,211	364,952,273	1,825	1,675
Shares	41,440,595	37,741,921	41,440,595	37,741,921	391	371
Managed portfolios	239,772,353	224,266,414	168,786,145	159,263,381	15,770	15,421
Customers	121,024,203	113,018,032	83,550,345	77,904,260	15,711	15,351
Itaú Group	118,748,150	111,248,382	85,235,800	81,359,121	59	70
Total	699,257,159	626,960,608	628,270,951	561,957,575	17,986	17,467

(*) It refers to the distribution after elimination of double-counting of managed portfolios in investment funds.

d)	Consortia funds

	12/31/2013	12/31/2012
Monthly estimate of installments receivable from participants	117,129	88,910
Group liabilities by installments	9,849,073	6,490,497
Participants – assets to be delivered	9,122,300	6,001,898
Funds available for participants	879,347	650,192
(In units)
Number of managed groups	859	812
Number of current participants	371,774	275,340
Number of assets to be delivered to participants	216,651	154,917

e)	Fundação Itaú Social - ITAÚ UNIBANCO HOLDING and its subsidiaries are the main sponsors of Fundação Itaú Social, the objectives of which are: 1) managing the “Itaú Social Program”, which aims at coordinating the organization’s role in projects of interest to the community by supporting or developing social, scientific and cultural projects, mainly in the elementary education and health areas; 2) supporting projects or initiatives in progress, supported or sponsored by entities qualified to work in the ”Programa Itaú Social” (Itaú Social Program).

During the period from January 1 to December 31, 2013 and 2012 the consolidated companies made no donations and the Foundation’s social net assets totaled R$ 3,234,037 (R$ 3,390,106 at December 31, 2012). The income arising from its investments will be used to achieve the Foundation’s social purposes.

f)	Instituto Itaú Cultural – IIC - ITAÚ UNIBANCO HOLDING and its subsidiaries are supporters of Instituto Itaú Cultural - IIC, an entity formed to grant incentives, promote and preserve Brazil’s cultural heritage. During the period, the consolidated companies donated the amount of R$ 72,000 (R$ 68,700 from January 1 to December 31, 2012).

g)	Instituto Unibanco - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco, an entity whose objective is to support projects on social assistance, particularly education, culture, promotion of integration to labor market, and environmental protection, directly and/or supplementarily, through the civil society’s institutions.

h)	Instituto Unibanco de Cinema - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Unibanco de Cinema, an entity whose objective is (i) the fostering of culture in general; and (ii) providing access of low-income population to cinematography, videography and similar productions, for which it shall maintain movie theaters owned or managed by itself, and theaters to screen films, videos, video-laser discs and other related activities, as well as to screen and divulge films of great importance, especially those produced in Brazil.

i)	Associação Clube “A” - ITAÚ UNIBANCO HOLDING and is subsidiaries sponsor Associação Clube “A”, an entity whose objective is the provision of social services for the welfare of beneficiaries, in the way and conditions established by its Internal Rules, and according to the funds available. These services may include, among others, the promotion of cultural, educational, sports, entertainment and health care activities. During the period from January 1 to December 31, 2013, the consolidated companies made donations to Clube “A” in the amount of R$ 1,306 (R$ 2,823 from January 1 to December 31, 2012).

j)	Instituto Assistencial Pedro di Perna - ITAÚ UNIBANCO HOLDING and its subsidiaries sponsor Instituto Assistencial Pedro di Perna, an entity whose objective is the provision of social services, stimulate sport activities, and promote recreation, aimed at the welfare of its members, in the way and conditions established by its Internal Rules, and according to the funds available.

k)	Exclusions of nonrecurring effects net of tax effects – Holding and Holding Consolidated

	01/01 to 12/31/2013	01/01 to 12/31/2012
Realization of assets and Impairment (1)	(239,474)	530,405
Increase in the Social Contribution Rate (Note 14b IV)	-	350,932
Program for Cash or Installment Payment of Federal Taxes – Law No. 12,865/13 (Notes 12b and 12e)	508,240	-
Provision for contingencies (2)	(754,251)	(829,753)
Tax and Social Security Contributions	(275,983)	(252,544)
Civil Lawsuits	(478,268)	(472,440)
Labor Claims	-	(104,769)
Allowance for loan losses (2)	-	(228,516)
Reward Program - Credit cards (3)	-	(185,398)
Change in the recognition criteria for investments in the IRB – from cost to equity method (Note 15a II)	130,915	-
COFINS Porto Seguro (Note 15a II)	272,340	-
Others	(57,841)	(86,431)
Total	(140,071)	(448,761)

(1) At 2012, basically composed of gains from sale of BPI and Serasa (Note 13j).

(2) Refer to improving the calculation methodology of such provisions.

(3) Reformulation of benefit.

l)	Agreements for offset and settlement of liabilities in the scope of the National Financial System – Offset agreements were entered into in the scope of derivative contracts, as well as agreements for offset and settlement of receivables and payables pursuant to CMN Resolution No. 3.263, of February 24, 2005, which purpose is to enable the offset of credits and debits maintained with the same counterparty, and in which the maturity dates of receivables and payables can be advanced to the date an event of default by one of the parties occurs or in case of the bankruptcy of the debtor.

m)	Provisional Measure No. 627: on November 11, 2013, the Provisional Measure No. 627 (MP 627/13) was published to amend the federal tax legislation on IRPJ, CSLL, PIS and COFINS. Said MP 627/13 provides for the following, among other matters:

•	revocation of the Transition Tax Regime - RTT, established by Law No. 11.941, of May 27, 2009;
•	taxation of legal entities domiciled in Brazil, regarding the equity increase arising from interest in income earned abroad by subsidiaries and affiliates, and income earned by individuals resident in Brazil by means of a legal entity controlled abroad.

Considering that said MP 627 has a significant number of proposed amendments and that the Brazilian Federal Revenue Service should, in compliance with the same MP, regulate a number of matters, it is possible that certain provisions are amended and/or clarified. However, based on the wording in force, we estimate that said MP 627/13 does not have any significant accounting effect on the consolidated financial statements of ITAÚ UNIBANCO HOLDING.

n)	Subsequent Event

Itaú CorpBanca

On January 29, 2014, ITAÚ UNIBANCO HOLDING, together with its subsidiary Banco Itaú Chile S.A. (“BIC”) entered into an agreement (Transaction Agreement) with CorpBanca (“CorpBanca”) and its controlling stockholders (“Corp Group”) establishing the terms and conditions for the union of operations of BIC and CorpBanca Chile in Chile and in the other jurisdictions in which CorpBanca operates.

The operation will be consummated by means of (i) capital increase of BIC in the amount of US$ 652 million to be carried out by ITAÚ UNIBANCO HOLDING or one of its subsidiaries, (ii) merger of BIC into CorpBanca, with the cancellation of BIC shares and the issue of new shares, at the estimated rate of 85,420.07 shares of CorpBanca for each 1 share of BIC, to be approved at the stockholders' meeting of CorpBanca upon the affirmative vote of two thirds (2/3) of shares issued by CorpBanca, so that the interests in the bank resulting from the merger (to be named “Itaú CorpBanca”) are 33.58% for ITAÚ UNIBANCO HOLDING and 32.92% for Corp Group, and (iii) subsequent integration of Itaú BBA Colombia, S.A. into the operations of Itaú CorpBanca or its subsidiaries.

Itaú CorpBanca will be controlled by ITAÚ UNIBANCO HOLDING, which will enter into a stockholders’ agreement with Corp Group when the operation is consummated. This agreement will entitle ITAU UNIBANCO HOLDING and Corp Group to appoint members for the Board of Directors of Itaú CorpBanca in accordance to their interests in capital stock, and this group of stockholders will have the privilege of electing the majority of members of the Board of Directors, and ITAÚ UNIBANCO HOLDING will be entitled to elect the majority of these members. The chairmen of the Boards of Directors of Itaú CorpBanca and its subsidiaries will be appointed by Corp Group, and their vice-chairmen by ITAÚ UNIBANCO HOLDING. The executives of Itaú CorpBanca and its subsidiaries will be proposed by ITAÚ UNIBANCO HOLDING and ratified by the Board of Directors of Itaú CorpBanca. The stockholders’ agreement will also set forth that Corp Group will be entitled to approve, together with ITAÚ UNIBANCO HOLDING, certain strategic matters of Itaú CorpBanca, and it will include provisions on the transfer of shares between ITAU UNIBANCO HOLDING and Corp Group, and also to third parties.

It is estimated that said operation will not have significant accounting effects on the results of ITAÚ UNIBANCO HOLDING, which will consolidate Itaú CorpBanca in its financial statements.

The consummation of said operation is subject to the satisfaction of certain conditions precedent, including the aforementioned approval by the stockholders’ meeting of CorpBanca and regulatory approvals in Brazil, Chile and Colombia, as well as in other applicable jurisdictions in which CorpBanca carries out activities.

Independent Auditor’s Report

To the Board of Directors and Stockholders

Itaú Unibanco Holding S.A.

We have audited the accompanying financial statements of Itaú Unibanco Holding S.A. (the “Bank”) stand alone, which comprise the balance sheet as at December 31, 2013 and the statements of income, changes in equity and cash flows for the year and six-month period then ended, as well as the accompanying consolidated financial statements of Itaú Unibanco Holding S.A. and its subsidiaries (“Consolidated”), which comprise the consolidated balance sheet as at December 31, 2013 and the consolidated statements of income and cash flows for the year and six-month period then ended, and a summary of significant accounting policies and other explanatory information.

Management’s responsibility for the financial statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN), and for such internal control as management determines is necessary to enable the preparation of financial statements that are free from material misstatement, whether due to fraud or error.

Independent Auditor’s responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with Brazilian and International Standards on Auditing. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements present fairly, in all material respects, the financial position of Itaú Unibanco Holding S.A. and of Itaú Unibanco Holding S.A. and its subsidiaries as at December 31, 2013, and the financial performance and cash flows, as well as the consolidated financial performance and cash flows, for the year and six-month period then ended, in accordance with accounting practices adopted in Brazil, applicable to institutions authorized to operate by the Brazilian Central Bank (BACEN).

Other matters

Statement of value added

We also have audited the Bank’s and the Consolidated statements of value added for the year and six-month period ended December 31, 2013, the presentation of which is required by the Brazilian corporate legislation for listed companies. These statements were subject to the same audit procedures described above and, in our opinion, are fairly presented, in all material respects, in relation to the financial statements taken as a whole.

São Paulo, February 3, 2014

PricewaterhouseCoopers

Auditores Independentes

CRC 2SP000160/O-5

Paulo Sergio Miron

Contador CRC 1SP173647/O-5

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	A Listed Company	NIRE. 35300010230

SUMMARY OF THE AUDIT COMMITTEE REPORT

According to its Charter (available on website www.itau-unibanco.com.br/ir), the Committee is responsible for the quality and integrity of the financial statements of the Itaú Unibanco Financial Conglomerate, for the compliance with legal and regulatory requirements, for the activities, independence and quality of the services rendered by the independent and the internal auditors, and for the quality and effectiveness of the internal controls and risk management systems of the Conglomerate. The assessments made by the Committee are based on information received from management, external auditors, internal auditors, those responsible for risk management and internal controls, and on its own analysis based on direct observation.

Management is responsible for preparing the financial statements of Itaú Unibanco Holding S.A. and its subsidiary and affiliated companies and for establishing the necessary procedures to ensure the quality of the processes that generate the information used to prepare the financial statements and the financial reports. Management is also responsible for risk control and monitoring and for the supervision of the corporate activities of internal controls and compliance.

PricewaterhouseCoopers Auditores Independentes is responsible for auditing the financial statements and for ensuring that they fairly represent, in all material aspects, the financial position of the Conglomerate, in conformity with the accounting practices adopted in Brazil arising from the Brazilian corporate law and the requirements of the Conselho Monetário Nacional, Comissão de Valores Mobiliários, Banco Central do Brasil, Conselho Nacional de Seguros Privados, and Superintendência de Seguros Privados, as well as in conformity with the International Financial Reporting Standards (IFRS).

Internal Audit focuses on issues which present the highest risk potential, on the assessment of internal controls and risk management systems, on the evaluation of the quality of processes and on by remote monitoring of risks.

Committee Activities

The Committee met sixteen times in the period from July 31, 2013 to January 31, 2014, a total of 20 days. In addition, in a session held on February 3, 2014, the Committee analyzed the financial statements as of December 31, 2013 as well as examined and approved the Audit Committee Report and this Summary on the activities performed in the semester up to that baseline date.

Risk Management and Internal Controls

In the second half of 2013, during meetings with Officers responsible for Risk Control and Finance, the Committee examined the aspects related to risk management and control in the Conglomerate, with emphasis on credit, liquidity, market operational and subscription risks. The Committee also monitored the evolution of the Conglomerate’s internal controls system through meetings with the Officer in charge of the internal control and compliance and through works realized by the Internal Audit.

Based on the information brought to its attention, the Audit Committee considers to be positive the efforts that have been made to ensure the effectiveness of the existing internal controls and risk management systems.

The Committee has also been monitoring the efforts of Itaú Unibanco to converge to Basel II recommendations in relation to the development of the Company’s internal risk management models, which should result in better controls in the integrated management of the businesses.

It also considers that the approach that the Organization has adopted to prepare itself for the use of internal models as required by Basel II is firmly established and properly focused.

Compliance with the Legislation, Regulatory Requirements and the Internal Policies and Procedures

The Audit Committee considers that the duties and responsibilities, as well as the procedures for assessing and monitoring legal risks are established and continue to be adopted in accordance with the corporate guidelines. Based on the information brought to its attention from the areas in charge, on the work carried out by the Internal Audit and on the reports prepared by the external auditors, the Audit Committee concludes that no deficiencies were identified in the compliance with the legislation, regulatory requirements and internal policies and procedures that might pose risks to the continuity of the Organization.

External Audit

The Committee has a regular channel of communication with the external auditors to extensively discuss the results of their work and relevant accounting aspects, thus enabling the Committee’s members to form a well-based opinion as to the integrity of the financial accounting statements and of the financial reports.

The Committee assesses as fully satisfactory the amount and the quality of the information provided by PricewaterhouseCoopers, which supports its opinion on the integrity of the financial statements. The Committee did not identify situations that could affect the objectivity and independence of the external auditors.

Internal Audit

The Audit Committee approves the annual working plan of the Internal Audit and the revised version of this plan for the second half of the year and, on a quarterly basis, monitors its execution, making itself aware of work performed that was not planned and approving the cancellation of planned works.

The Committee evaluates positively the coverage and quality of the work performed by the internal auditors. The results presented monthly during the Committee’s meetings did not bring to its attention the existence of residual risks that could affect the soundness and the continuity of the Organization.

Consolidated Financial Statements

The Committee analyzed the processes for preparing individual and consolidated balance sheets, notes to the financial statements and financial reports published with the consolidated financial statements. It discussed this subject with PricewaterhouseCoopers and with Senior Management of the Conglomerate. An evaluation was also made of the relevant accounting practices used by the Itaú Unibanco Financial Conglomerate in the preparation of its financial statements. The Committee verified that they are in conformity with the generally accepted accounting principles applicable to institutions that have authorization to carry out operations from the Banco Central do Brasil or subject to regulation by the Superintendência de Seguros Privados.

Recommendations

Regular meetings were held with the Chairman of the Board of Directors and with the Chief Executive Officer of Itaú Unibanco. During those meetings, the Committee had the opportunity to present its opinions and points of view concerning different aspects of its activities.

Conclusion

This Audit Committee, with due consideration to its responsibilities and to the natural limitations due to the scope of its activities, recommends to the Board of Directors the approval of the consolidated financial statements of Itaú Unibanco Holding S.A., for the semester ended on December 31, 2013.

São Paulo, February 3, 2014.

The Audit Committee

Gustavo Jorge Laboissière Loyola – President

Alkimar Ribeiro Moura

Geraldo Travaglia Filho

Guy Almeida Andrade – Financial Expert

Luiz Alberto Fiore

ITAÚ UNIBANCO HOLDING S.A.

CNPJ. 60.872.504/0001-23	Listed Company	NIRE. 35300010230

OPINION OF THE FISCAL COUNCIL

The effective members of the Fiscal Council of ITAÚ UNIBANCO HOLDING S.A., by exercising the legal and statutory powers conferred to them, have reviewed the management report and the financial statements of the Company for the fiscal year ended December 31, 2013. Based on the analysis carried out and in view of the unqualified opinion of PricewaterhouseCoopers Auditores Independentes, they understand that these documents fairly reflect the Company’s financial and equity position and are eligible to the submitted to the appreciation and approval of the Stockholders.

São Paulo, February 03, 2014.

IRAN SIQUEIRA LIMA

President

ALBERTO SOZIN FURUGUEM	LUIZ ALBERTO DE CASTRO FALLEIROS
Member	Member

ITAÚ UNIBANCO HOLDING S.A.

CNPJ 60.872.504/0001-23	A Publicly Listed Company	NIRE 35300010230

SUMMARIZED MINUTES OF THE MEETING OF THE EXECUTIVE BOARD OF

FEBRUARY 3, 2014

DATE, HOUR AND PLACE: On February 03, 2014 at 9:00 a.m. at Praça Alfredo Egydio de Souza Aranha, 100, Torre Olavo Setubal, Piso Itaú Unibanco in the city and state of São Paulo.

CHAIR: Roberto Egydio Setubal.

QUORUM: The majority of the members.

RESOLUTIONS UNANIMOUSLY ADOPTED:

After analyzing and discussing the account statements for the fiscal year 2013, the management discussion and analysis report for the operation as well as the report of PricewaterhouseCoopers Auditores Independentes, pursuant to the provision in clauses V e VI, Article 25 of Instruction 480/09 of the Brazilian Securities and Exchange Commission, the Executive Board decided unanimously:

a)	to declare that it has reviewed, discussed and agrees with the opinions expressed in the report issued by PricewaterhouseCoopers Auditores Independentes; and

b)	to declare that it has reviewed, discussed and agrees with the account statements and with the management discussion and analysis for the operation with respect to the fiscal year ending December 31, 2013.

CONCLUSION: The meeting’s agenda having been completed, these minutes were drafted and having been read and approved by all, were duly signed. São Paulo (SP), February 3, 2014. (signed) Roberto Egydio Setubal – Chief Executive Officer; Alfredo Egydio Setubal – Executive Vice President; Caio Ibrahim David, Eduardo Mazzilli de Vassimon and Ricardo Baldin – Executive Officers; Alexsandro Broedel Lopes, Eduardo Hiroyuki Miyaki, Emerson Macedo Bortoloto and Rogério Paulo Calderón Peres – Officers.

ALFREDO EGYDIO SETUBAL

Investor Relations Officer